
08049158

Annual Report
Fiscal Year 2008

Notice of 2008 Annual Meeting and Proxy Statement

Autodesk

Dear Shareholders,

Whether you know it or not, Autodesk software touches your life on a daily basis. Our design software is used to help create virtually everything you come across in an average day—manufactured products such as automobiles, office products, and airplanes; the buildings, factories, and labs you work in; as well as the special effects and animation you see in feature films and video games.

Autodesk has come a long way since our founding 25 years ago as a pioneer in the world of computer-aided design (CAD). Our flagship product, AutoCAD software, has become synonymous with CAD and is a fixture in design shops worldwide. We have also created 3D solutions for industrial design and manufacturing, architecture, civil and structural engineering, construction, as well as media and entertainment. Today, we stand as the world's leader in 3D software—and we're still growing strong.

Fiscal 2008 was another successful year for Autodesk, and we believe our market-leading position is stronger than ever. Autodesk has grown substantially since its inception, but nothing compares to the past five years. To put our growth in perspective, it took Autodesk 22 years to reach $1 billion in revenue. It took only three more years to top $2 billion. Our business today is being driven by important trends we've seen develop over the past few years, and we believe we can continue to capitalize on these trends going forward.

Trends Driving Today's Business

Today's companies face unprecedented challenges and opportunities. Design is more important than ever as understanding form and function constitutes the foundation for solving today's problems. Companies are challenged to better differentiate their products from the competition. Autodesk gives customers the technologies they need to respond to these challenges. Design and engineering are principal methods in which today's companies look to distance themselves from their competition and avoid commoditization.

The increase in innovation and productivity that our model-based 3D products provide is compelling our customers to migrate to new design tools. As a result, our model-based 3D solutions are quickly gaining attention and our revenue in this area is growing. During fiscal 2008, revenue from our 3D products increased 26 percent over fiscal 2007 and represented 23 percent of total revenue. Although we are the leader in the 3D design market, we believe there is still a significant growth opportunity for Autodesk in this market, as 3D penetration of our customer base remains under 15 percent.

Today, Autodesk sells products in countries around the world. While the majority of our revenue is generated in developed countries, another key growth driver for the company is revenue generated in emerging economies, which has been growing at roughly twice the pace of revenue generated in developed countries. In emerging economies, there is a high demand for infrastructure as these countries prepare for increased industrialization. Such infrastructure includes airports, railways, roads, clean water, and sanitation, to name just a few. In addition, emerging economies are becoming major centers for manufacturing of both consumer and industrial products. In fiscal 2008, Autodesk revenue from emerging economies increased 40 percent and now represents 17 percent of total revenue.

Since 2004, our customers have migrated to purchasing maintenance under our subscription program. There are many benefits when customers renew maintenance annually, such as freeing channel partners to focus their efforts on new customers. Increasing our maintenance base also creates a more predictable revenue stream for Autodesk, partially mitigating the risk of economic uncertainty. Our maintenance base has grown substantially over the past several years and now consists of nearly 1.5 million users.

Other macro trends that continue to drive our markets include the globalization of industry; the building boom in which countries are building, rebuilding, and repairing their infrastructure; and global climate change, which requires designers and engineers to make their products and buildings more energy efficient and environmentally friendly.

Record Financial Performance

Fiscal 2008 also marked the fifth straight year in which we achieved record financial performance. For the first time, Autodesk crossed the $2 billion revenue threshold. Net revenue increased 18 percent to $2.17 billion, and revenue from new licenses increased 19 percent compared to fiscal 2007.

Maintenance revenue increased 31 percent compared to fiscal 2007, and was 25 percent of total revenue in fiscal 2008.

While we have experienced very strong growth in the 3D market, it's important to recognize that our core base of 2D solutions continues to post healthy double-digit growth, led by outstanding results for AutoCAD LT software. Strong growth in 2D creates future opportunity as well, because our 2D solutions provide the easiest migration path to our 3D products and then to Digital Prototyping.

While increasing revenue is always important, increasing profitability and shareholder value is equally important. In fiscal 2008 we increased our GAAP diluted earnings per share by 24 percent to $1.47, compared to $1.19 in fiscal 2007. Non-GAAP diluted earnings per share increased 23 percent to $1.88, compared to $1.53 in fiscal 2007.

Across the board, we were pleased with our financial performance in fiscal 2008. Here are a few highlights:

- GAAP gross margin increased to 90 percent from 88 percent in fiscal 2007. Non-GAAP gross margin increased to 91 percent compared to 89 percent in fiscal 2007.
- GAAP operating margin increased to 21 percent from 19 percent in fiscal 2007. Non-GAAP operating margin increased to 27 percent from 25 percent in fiscal 2007.
- Cash generated from operating activities increased 23 percent to $709 million, compared to fiscal 2007.
- Total deferred revenue increased 34 percent to $506 million, compared to fiscal 2007.

Strong Divisional Performance

The Design Solutions Group represented 87 percent of total revenue in fiscal 2008 and increased 19 percent to $1.90 billion, led by strong growth in each design division.

- Platform Solutions and Emerging Business revenue increased 13 percent to $997 million, compared to fiscal 2007. This division represented 46 percent of total revenue. Our core products of AutoCAD and AutoCAD LT continue to be the preeminent design tools and performed very well in the market. AutoCAD LT posted exceptionally strong growth compared to fiscal 2007.
- Architecture, Engineering, and Construction revenue increased 26 percent to $480 million, compared to fiscal 2007. This division represented 22 percent of total revenue. Revit-based products and AutoCAD Civil 3D software continue to post strong growth within this division. We are gaining traction with our rich suite of design solutions built on the Revit platform, enabling a design concept pioneered by Autodesk called building information modeling (BIM). BIM is the creation and use of coordinated, computable information about a building project in design and construction. The ability to keep this information up-to-date and accessible in an integrated digital environment gives architects, engineers, builders, and owners a clear overall vision of their projects and contributes to the ability to make better decisions faster, helping to improve quality and increase the profitability of projects.
- Manufacturing Solutions revenue increased 25 percent to $418 million, compared to fiscal 2007. This division represented 19 percent of total revenue. Performance continues to be positively influenced by the continued adoption of 3D modeling solutions. Our Inventor family of products is still the world's best-selling 3D mechanical design software. AutoCAD Mechanical software also posted very strong year-over-year growth.
- Media & Entertainment revenue increased 10 percent to $259 million, compared to fiscal 2007. This division represented

12 percent of total revenue. Within this division, the animation products generated strong growth of 22 percent year over year. Autodesk 3ds max and Autodesk Maya animation products are moving across disciplines and are now being used by today's cutting-edge design engineers as well as leading animation studios. Revenue growth of this division was somewhat slowed by the continued migration of our Advanced Systems solutions from SGI hardware to mainstream systems. This change, however, has substantially improved the Advanced Systems gross margin, which is a better measure of the health of our systems business.

Thought Leadership

Autodesk's growth over the past 25 years falls into three distinct stages. Stage one was when we changed the future of design with the introduction of AutoCAD software. This represented a truly disruptive, and democratizing, technology. In stage two we made the move to 3D digital models and developed a portfolio of industry-specific products to address the needs of particular market segments. Today, we're in stage three, where our 3D modeling technologies help customers understand, and improve, the performance of their designs before they build them, so they can experience them before they are real. This capability is one of the reasons that design has become such an exciting field, enabling customers to do things that were not possible a few years ago.

Looking Ahead

Over time our technologies have become more and more sophisticated. We are facilitating the evolution of the way design is done all over the world—and are committed to democratizing those technologies by making them available to the widest range of customers possible. This commitment means continuing to invest in research and development as well as acquiring technology and businesses that we believe will complement or integrate with our current portfolio of products.

Throughout our history, we've focused on helping customers meet the challenges they face. We strive to anticipate, and respond to, customers' changing needs, looking ahead to see where they're going so that we can use our technologies to remove any roadblocks they may encounter.

Our business is diversified on many levels. Our revenue base is geographically diversified. We are diversified across the major industrial segments in the economy, including building, manufacturing, infrastructure, and media. In addition, we serve customers of all sizes, from Fortune 100 companies to small post-production facilities. We believe such diversification helps to moderate the impact on our business from large swings in external factors.

And finally, we are mindful of the mixed economic indicators in the market today. While this mixed data requires us to be more cautious, we believe we have the right strategy, the right products, and the right team to continue to succeed. Our balance sheet is strong and we believe that will allow us to continue to pursue our strategy.

On behalf of the Board of Directors, I thank our customers, employees, channel partners, and investors for another successful year. Autodesk has come a long way in 25 years and we look forward to leading the design revolution for the next 25 years and beyond.



Carl Bass
Chief Executive Officer and President

Autodesk

NON-GAAP RECONCILATIONS	Fiscal Year Ended January 31, 2008 (in millions)	% of Net Revenue	Fiscal Year Ended January 31, 2007 (in millions)	% of Net Revenue
Total Net Revenue	$ 2,172		$ 1,840	
GAAP gross margin	$ 1,965	90%	$ 1,623	88%
SFAS 123R stock-based compensation expense	5		6	
Tax impact of stock option review	1		—	
Amortization of developed technology	11		7	
Non-GAAP gross margin	$ 1,982	91%	$ 1,636	89%
GAAP income from operations	$ 446	21%	$ 350	19%
SFAS 123R stock-based compensation expense	99		94	
Tax impact of stock option review	14		—	
Amortization of developed technology	11		7	
Amortization of customer relationships and trademarks	9		8	
In-process research and development	6		—	
Litigation accrual	—		5	
Non-GAAP income from operations	$ 584	27%	$ 463	25%

	Fiscal Year Ended January 31, 2008	Fiscal Year Ended January 31, 2007
GAAP EPS	$ 1.47	$ 1.19
SFAS 123R stock-based compensation expense	0.41	0.38
Employee tax reimbursements related to stock option review	0.06	—
Investment impairment	0.02	—
Litigation accrual	—	0.02
Amortization of developed technology	0.04	0.03
Amortization of customer relationships and trademarks	0.04	0.03
In-process research and development	0.02	—
Income tax effect on difference between GAAP and non-GAAP total costs and expenses at a normalized rate	(0.18)	(0.12)
Non-GAAP EPS	$ 1.88	$ 1.53

This Annual Report contains forward-looking statements that involve risks and uncertainties, including our strategies and expected financial performance, our future business prospects and growth, our market opportunities, our competitive position and trends for our products in various geographies. We caution you that such statements reflect our best judgment based on factors currently known to us, and that actual events or results could differ materially. Please refer to the documents that we file from time to time with the SEC, including our Form 10-K for the year ended January 31, 2008, a copy of which is enclosed herein. Autodesk does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

The Letter to Stockholders in this Annual Report contains non-GAAP measures that we believe provide a more complete understanding of Autodesk's underlying operational results and trends and our marketplace performance. We believe such measures are appropriate to enhance an overall understanding of our past financial performance and also our prospects for the future, as well as to facilitate comparisons with our historical operating results. There are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Investors should review the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures as provided in the tables that follow the Letter to Stockholders.

Autodesk®

April 28, 2008

Dear Autodesk Stockholder:

You are cordially invited to attend Autodesk's 2008 Annual Meeting of Stockholders to be held on Thursday, June 12, 2008 at 2:00 p.m., Pacific time, at our principal executive offices, 111 McInnis Parkway, San Rafael, California 94903.

At the Annual Meeting, you will be asked to:

1. Elect 10 directors;
2. Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2009; and
3. Approve amendments to our 2000 Directors' Option Plan.

The accompanying Notice of 2008 Annual Meeting of Stockholders and Proxy Statement describe these proposals in greater detail. We encourage you to read this information carefully.

This year we are taking advantage of a new United States Securities and Exchange Commission rule that now allows companies to furnish their proxy materials over the Internet rather than in paper form. We believe that this new delivery process will reduce our environmental impact and over time lower the costs of printing and distributing our proxy materials. We believe that we can achieve these benefits with no impact on our stockholders' timely access to this important information.

We hope that you will be able to attend this year's Annual Meeting. At the Annual Meeting we will report to our stockholders on fiscal year 2008 and describe our future strategies for our products and markets. There will be an opportunity for all stockholders present at the Annual Meeting to ask questions. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card or vote on the Internet or by telephone to ensure your representation at the meeting. Your vote is important.

On behalf of the Board of Directors, I would like to express our appreciation for your continued support of Autodesk.

Very truly yours,



Carl Bass
Chief Executive Officer and President

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS

Time and Date	Thursday, June 12, 2008 at 2:00 p.m., Pacific time.
Place	Autodesk's principal executive offices, located at: 111 McInnis Parkway, San Rafael, California 94903.
Items of Business	(1) To elect 10 directors to serve for the ensuing year and until their successors are duly elected and qualified. (2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2009. (3) To approve amendments to the 2000 Directors' Option Plan. (4) To transact such other business as may properly come before the Annual Meeting. These items of business are more fully described in the Proxy Statement accompanying this Notice of 2008 Annual Meeting of Stockholders.
Adjournments and Postponements	Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which Annual Meeting may be properly adjourned or postponed.
Record Date	You are entitled to vote if you were a stockholder of record as of the close of business on April 14, 2008.
Voting	**Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read the Proxy Statement and submit your proxy card or vote on the Internet or by telephone as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled "Questions and Answers About the 2008 Annual Meeting and Procedural Matters" beginning on page 1 of the Proxy Statement and the instructions on the enclosed proxy card.** All stockholders are cordially invited to attend the Annual Meeting in person. Any stockholder attending the Annual Meeting may vote in person even if such stockholder previously signed and returned a proxy card or voted on the Internet or by telephone.

By Order of the Board of Directors,



Pascal W. Di Fronzo
Senior Vice President, General Counsel and Secretary

This notice of annual meeting, proxy statement and accompanying form of proxy card are being distributed and made available on or about April 28, 2008.

TABLE OF CONTENTS

PROXY STATEMENT FOR 2008 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THE 2008 ANNUAL MEETING AND PROCEDURAL MATTERS

2008 Annual Meeting

Q: Why am I receiving these proxy materials?

A: The Board of Directors of Autodesk ("Autodesk" or the "Company") is providing these proxy materials to you in connection with the solicitation of proxies for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, June 12, 2008, at 2:00 p.m., Pacific time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters set forth herein. Due to recent changes in the United States Securities and Exchange Commission's ("SEC") rules, we are providing these materials to you either through a Notice of Internet Availability of Proxy Materials (the "Notice") or a full set paper copy of this Proxy Statement together with our Fiscal Year 2008 Annual Report.

Q: Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set paper copy of this Proxy Statement and Fiscal Year 2008 Annual Report?

A: This year we are taking advantage of a new SEC rule that now allows companies to furnish their proxy materials over the Internet rather than in paper form. This new rule allows a company to send its stockholders a Notice regarding Internet availability of proxy materials. Instructions on how to access the proxy materials over the Internet or how to request a paper copy of proxy materials may be found in the Notice. If you would prefer to receive proxy materials in printed form by mail or electronically by email on an ongoing basis, please follow the instructions contained in the Notice.

Q: Why didn't I receive a Notice in the mail regarding the Internet availability of proxy materials?

A: We are providing stockholders who have previously requested to receive paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the costs incurred by us in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the Internet. To sign up for electronic delivery, please follow the instructions provided on your proxy card or voting instruction card.

Q: Where is the Annual Meeting?

A: The Annual Meeting will be held at Autodesk's principal executive offices, located at 111 McInnis Parkway, San Rafael, California 94903. The telephone number at that location is (415) 507-6705. A map and directions to the Annual Meeting are available at www.autodesk.com "Contact Us—Locate Offices—Maps." Stockholders are cordially invited to attend the Annual Meeting and are entitled to and requested to vote on the proposals to elect 10 directors, approve the ratification of the independent registered public accounting firm and approve amendments to the 2000 Directors' Option Plan.

Q: Can I attend the Annual Meeting?

A: Yes, if you are a stockholder of record or a beneficial owner as of April 14, 2008. Please notify our Director of Investor Relations, David Gennarelli, by calling (415) 507-6705 or by email at *investor.relations@autodesk.com* if you are planning to attend the Annual Meeting. In addition, you should bring proof of identity for entrance to the Annual Meeting. If your shares are held in a brokerage account or by a bank or another nominee, you will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. The meeting will begin promptly at 2:00 p.m., Pacific time; please leave ample time to check-in.

Stock Ownership

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: *Stockholders of record*—If your shares are registered directly in your name with Autodesk's transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the "stockholder of record." If you are a stockholder of record, these proxy materials have been sent directly to you by Autodesk.

Beneficial owners—Many Autodesk stockholders hold their shares through a broker, trustee or nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name." If you hold your shares in street name, these proxy materials have been forwarded to you by your broker, trustee or nominee who is considered, with respect to those shares, the stockholder of record.

As the beneficial owner, you have the right to direct your broker, trustee or nominee on how to vote your shares. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Quorum and Voting

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of record of Autodesk's common stock, par value $0.01 per share (the "Common Stock"), at the close of business on April 14, 2008 (the "Record Date") are entitled to receive notice of and to vote their shares at the Annual Meeting. Such stockholders are entitled to cast one vote for each share of Common Stock held as of the Record Date.

As of the Record Date, there were 223,433,440 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. No shares of Autodesk's Preferred Stock were outstanding.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The presence of the holders of a majority of the shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the Annual Meeting or (2) have properly submitted a proxy card. Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting.

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Q: How can I vote my shares in person at the Annual Meeting?

A: Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting. Shares held beneficially in street name may be voted in person at the Annual Meeting only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. ***Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or follow the voting instructions described below, so that your vote will be counted if you later decide not to attend the meeting.***

Q: How can I vote my shares without attending the Annual Meeting?

A: If you are a stockholder of record, you may instruct the proxy holders how to vote your shares by completing, signing, dating and returning the proxy card in the enclosed, postage pre-paid envelope, or by using the Internet voting site or the toll-free telephone number listed on the proxy card and Notice. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted. Specific instructions for using the telephone and Internet voting systems are on the proxy card and Notice. The telephone and Internet voting systems for stockholders of record will be available until 11:59 p.m. (Eastern Time) on June 11, 2008. Whichever of these methods you select to transmit your instructions, the proxy holders will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors.

If a broker, bank or other nominee holds your shares, you will receive instructions from them that you must follow in order to have your shares voted. The instructions from your broker, bank or other nominee will indicate if Internet and telephone voting is available, and if they are available, will provide details regarding Internet and telephone voting.

Q: What proposals will be voted on at the Annual Meeting?

A: At the Annual Meeting, stockholders will be asked to vote:

(1) To elect 10 directors to serve for the ensuing year and until their successors are duly elected and qualified;

(2) To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2009; and

(3) To approve amendments to the 2000 Directors' Option Plan.

Q: What is the voting requirement to approve these proposals?

A: *Proposal One*—A majority of the votes duly cast is required for the election of directors. The number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee for the nominee to be elected as a director of the Company to serve until the next annual meeting or until his or her successor has been duly elected and qualified.

You may vote "FOR," "AGAINST" or "ABSTAIN" on each of the 10 nominees for election as director. Abstentions and broker non-votes will not affect the outcome of the election.

Proposal Two—The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Proposal Three—The affirmative vote of a majority of the votes duly cast is required to approve amendments to the 2000 Directors' Option Plan.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Q: How does the Board of Directors recommend that I vote?

A: The Board of Directors unanimously recommends that you vote your shares "**FOR**" the 10 nominees listed in Proposal One, "**FOR**" the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2009, and "**FOR**" the amendments to the 2000 Directors' Option Plan.

Q: If I sign a proxy, how will it be voted?

A: All shares entitled to vote and represented by properly executed proxy cards received prior to the Annual Meeting, and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board of Directors.

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: Can I change or revoke my vote?

A: Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting.

If you are a stockholder of record, you may change your vote by (1) filing with Autodesk's General Counsel, prior to your shares being voted at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares, or (2) by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy). A stockholder of record that has voted on the Internet or by telephone may also change his or her vote by making a timely and valid later Internet or telephone vote.

If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or nominee or (2) if you have obtained a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares, by attending the Annual Meeting and voting in person.

Any written notice of revocation or subsequent proxy card must be received by Autodesk's General Counsel prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to Autodesk's General Counsel or should be sent so as to be delivered to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel.

Q: Who will bear the costs of soliciting votes for the Annual Meeting?

A: Autodesk will bear all expenses of this solicitation, including the cost of preparing and mailing these proxy materials. Autodesk may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of Autodesk may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

The Company may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. The Company's costs for such services, if retained, will not be material.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and will provide final results in our quarterly report on Form 10-Q for the second quarter of fiscal year 2009. In addition, the results will be posted on our website, at www.autodesk.com under "Investors."

Stockholder Proposals and Director Nominations at Future Meetings

Q: What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

A: You may submit proposals, including director nominations, for consideration at future stockholder meetings.

Requirements for stockholder proposals to be considered for inclusion in Autodesk's proxy material— Stockholders may present proper proposals for inclusion in Autodesk's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals in writing to Autodesk's General Counsel in a timely manner. In order to be included in the proxy statement for the 2009 annual meeting of stockholders, stockholder proposals must be received by Autodesk's General Counsel no later than December 29, 2008, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder proposals to be brought before an annual meeting—In addition, Autodesk's bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders. In general, nominations for the election of directors may be made by (1) the Board of Directors, (2) the Corporate Governance and Nominating Committee or (3) any stockholder entitled to vote who has delivered written notice to Autodesk's General Counsel no later than the Notice Deadline (as defined below), which notice must contain specified information concerning the nominees and concerning the stockholder proposing such nominations. However, if a stockholder wishes only to recommend a candidate for consideration by the Corporate Governance and Nominating Committee as a potential nominee for director, see the procedures discussed in "Corporate Governance—Nominating Process for Recommending Candidates for Election to the Board of Directors."

The Company's bylaws also provide that the only business that may be conducted at an annual meeting is business that is (1) specified in the notice of meeting given by or at the direction of the Board of Directors, (2) properly brought before the meeting by or at the direction of the Board of Directors, or (3) properly brought before the meeting by a stockholder who has delivered written notice to the General Counsel of Autodesk no later than the Notice Deadline (as defined below).

The "Notice Deadline" is defined as that date which is 120 days prior to the one year anniversary of the date on which Autodesk first mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders. As a result, the Notice Deadline for the 2009 annual meeting of stockholders is December 29, 2008.

If a stockholder who has notified Autodesk of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, Autodesk need not present the proposal for vote at such meeting.

Q: How may I obtain a copy of the bylaw provisions regarding stockholder proposals and director nominations?

A: A copy of the full text of the bylaw provisions discussed above may be obtained by writing to the General Counsel of Autodesk, or may be found at *www.autodesk.com* under "Investors—Corporate Governance." All notices of proposals by stockholders, whether or not included in Autodesk's proxy materials, should be sent to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel.

Additional Information about the Proxy Materials

Q: What should I do if I receive more than one set of proxy materials?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards, or Notices. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each Autodesk proxy card or voting instruction card that you receive to ensure that all your shares are voted.

Q: How may I obtain a separate Notice or a separate set of proxy materials or the 2008 Annual Report?

A: If you share an address with another stockholder, each stockholder may not receive a separate Notice or a separate copy of the proxy materials and 2008 Annual Report.

Stockholders who do not receive a separate Notice or a separate copy of the proxy materials and 2008 Annual Report may request to receive a separate Notice or a separate copy of the proxy materials and 2008 Annual Report by calling (415) 507-6705 or sending an email to *investor.relations@autodesk.com.* Alternatively, stockholders who share an address and receive multiple Notices or multiple copies of our proxy materials and 2008 Annual Report can request to receive a single copy by following the instructions above.

Q: What is the mailing address for Autodesk's principal executive offices?

A: Autodesk's principal executive offices are located at 111 McInnis Parkway, San Rafael, California 94903.

Any written requests for additional information, additional copies of the proxy materials and 2008 Annual Report, notices of stockholder proposals, recommendations for candidates to the Board of Directors, communications to the Board of Directors or any other communications should be sent to this address.

Our internet address is *www.autodesk.com*. The information posted on our website is not incorporated into this proxy statement.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on June 12, 2008

The proxy statement and annual report to stockholder are available at: http://ww3.ics.adp.com/streetlink/ADSK.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

Autodesk's bylaws currently set the number of directors at 12. Michael J. Fister and Larry W. Wangberg have each informed the Board of Directors that they will not seek re-election to the Board of Directors. Accordingly, the Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has nominated 10 individuals to be elected at the Annual Meeting, all of whom are presently directors of Autodesk. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the 10 nominees named below. Your proxy cannot be voted for a greater number of persons than the number of nominees named in this proxy statement.

In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board of Directors to fill the vacancy. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been duly elected and qualified.

Proxy Materials

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE NOMINEES LISTED BELOW.

Information Regarding the Nominees

The name, age and principal occupation of each nominee as of March 31, 2008, are set forth in the table below. Except as described below, each of the nominees has been engaged in his or her principal occupation during the past five years. There are no family relationships among any of our directors or executive officers.

Name of Nominee	Age	Principal Occupation	Director Since
Carol A. Bartz	59	Executive Chairman of the Board	1992
Carl Bass	50	Chief Executive Officer and President	2006
Mark A. Bertelsen	63	Senior Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation, Attorneys at law	1992
Crawford W. Beveridge	62	Executive Vice President and Chairman EMEA, APAC and the Americas, Sun Microsystems, Inc.	1993
J. Hallam Dawson	71	Chairman of the Board, IDI Associates	1988
Per-Kristian Halvorsen	56	Chief Technology Officer and Senior Vice President, Intuit, Inc.	2000
Sean M. Maloney	51	Executive Vice President and General Manager, Sales and Marketing Group, and Chief Sales and Marketing Officer, Intel Corporation	2007
Elizabeth A. Nelson	47	Independent Consultant	2007
Charles J. Robel	58	Chairman of the Board, McAfee, Inc.	2007
Steven M. West	52	Founder and Partner, Emerging Company Partners, LLC	2007

Carol A. Bartz joined Autodesk in April 1992 and serves as Executive Chairman of our Board of Directors. Ms. Bartz's present duties include enhancing relationships with Autodesk's key customers, partners, governments and investors along with focusing on activities designed to improve the business climate for Autodesk. From April 1992 to April 2006, Ms. Bartz served as Chairman of the Board of Directors, Chief Executive Officer and President. Ms. Bartz is a director of Cisco Systems, Inc., Intel Corporation and Network Appliance, Inc.

Carl Bass joined Autodesk in September 1993 and serves as Chief Executive Officer and President. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. He has also held other executive positions within Autodesk. Mr. Bass is a director of McAfee, Inc.

Mark A. Bertelsen joined the law firm of Wilson Sonsini Goodrich & Rosati in 1972 and was the firm's managing partner from 1991 to 1996. Mr. Bertelsen is a director of Informatica Corporation.

Crawford W. Beveridge has served as Executive Vice President and Chairman EMEA, APAC and the Americas of Sun Microsystems, Inc. since April 2006. From March 1985 to December 1990 and from March 2000 to April 2006, Mr. Beveridge held other positions at Sun Microsystems, Inc., including Executive Vice President and Chief Human Resources Officer. From January 1991 to March 2000, Mr. Beveridge served as the Chief Executive Officer of Scottish Enterprise. Mr. Beveridge is a director of Scottish Equity Partners Ltd. and eSilicon Corporation.

J. Hallam Dawson has served as Chairman of the Board of IDI Associates, a private investment bank specializing in Latin America, since September 1986. Mr. Dawson is a director of ChinaTrust Bank (USA) and OneCalifornia Bank.

Per-Kristian Halvorsen has served as Chief Technology Officer and Senior Vice President of Intuit, Inc. since January 2007. Previously, he was the Chief Technology Innovation Officer of Intuit, Inc. He was Vice President and Director of the Solutions and Services Research Center at HPLabs from 2000 to 2005.

Sean M. Maloney has been Executive Vice President and General Manager, Sales and Marketing Group, and Chief Sales and Marketing Officer of Intel Corporation since July 2006. Prior to holding these positions, Mr. Maloney held a number of executive positions within Intel Corporation since 1995.

Elizabeth A. Nelson has been an independent consultant since December 2005. Previously, Ms. Nelson served as Executive Vice President and Chief Financial Officer of Macromedia, Inc. from February 1997 and as a member of its board from January 2005 until its acquisition by Adobe in December 2005. Ms. Nelson joined Macromedia in 1996 as the head of its mergers and acquisitions activities. Ms. Nelson is a director of CNET Networks, Inc., MarketLive, Inc., and SuccessFactors, Inc.

Charles J. Robel has served as the Chairman of the Board of Directors of McAfee, Inc. since October 2006. In addition, Mr. Robel serves as a member of McAfee Inc.'s Audit Committee. Previously, he was a Managing Member and the Chief of Operations for Hummer Winblad Partners, a venture capital firm, from June 2000 to December 2005. Prior to joining Hummer Winblad, Mr. Robel led the High Technology Transaction Services Group of PricewaterhouseCoopers LLP in Silicon Valley from 1995 until 2000 and served as the partner in charge of the Software Industry Group at PricewaterhouseCoopers from 1985 to 1995. In additional to his service as Chairman of the Board of Directors and as a member of the Audit Committee of McAfee, Inc., Mr. Robel is a director and member of the Audit Committee of Informatica Corporation, and is a director and Chairman of the Audit Committee of DemandTec, Inc.

Steven M. West is a founder and partner of Emerging Company Partners, LLC, which was formed in January 2004. Mr. West served as Chief Operating Officer of nCUBE Corporation, a provider of on-demand media systems, from December 2001 to July 2003. Prior to joining nCUBE, he was the President and Chief Executive Officer of Entera, Inc. from September 1999 until it was acquired by Blue Coat Systems, Inc. (formerly CacheFlow Inc.) in January 2001. Mr. West is a director of Cisco Systems, Inc. He is chairman of the Cisco Systems Audit Committee and a member of its Investment Committee.

Pursuant to the employment agreements between the Company and each of Carol A. Bartz and Carl Bass, the Company has agreed to continue to nominate Ms. Bartz and Mr. Bass to serve as members of the Company's Board of Directors for as long as such individuals are employed by the Company.

See "Corporate Governance" and "Executive Compensation—Compensation of Directors" below for additional information regarding the Board of Directors.

PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of Autodesk for the fiscal year ending January 31, 2009, and recommends that the stockholders vote for ratification of such appointment. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection.

Ernst & Young LLP has audited our financial statements annually since the fiscal year ended January 31, 1983.

We expect representatives of Ernst & Young LLP to be present at the meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Principal Accounting Fees and Services

The following table presents fees billed for professional audit services and other services rendered to the Company by Ernst & Young LLP for the fiscal years ended January 31, 2008 and 2007.

	Fiscal 2008	Fiscal 2007
Audit Fees(1)	$3,526,861	$4,707,349
Audit-Related Fees	—	—
Tax Fees(2)	$ 824,070	$ 707,641
All Other Fees	—	—
Total	$4,350,931	$5,414,990

(1) Audit Fees consisted of fees billed for professional services rendered for the integrated audit of the Company's annual financial statements and management's report on internal controls included in the Company's Annual Reports on Form 10-K and for the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q, as well as services that generally only the Company's independent registered public accountants can reasonably provide, including statutory audits and services rendered in connection with SEC filings. The fiscal year 2007 fees include approximately $1.4 million for audit services related to the Company's voluntary stock option review. The fiscal year 2008 fees include approximately $0.4 million for audit services related to the Company's voluntary stock option review.

(2) Tax Fees consisted of fees billed for tax compliance, consultation and planning services.

Pre-Approval of Audit and Non-Audit Services

All audit and non-audit services provided by Ernst & Young LLP to the Company must be pre-approved by the Audit Committee. The Audit Committee utilizes the following procedures in pre-approving all audit and non-audit services provided by Ernst & Young LLP. The Audit Committee is presented with a detailed listing of the individual audit and non-audit services and fees (separately describing audit-related services, tax services and other services) expected to be provided by Ernst & Young LLP during the year. Periodically, the Audit Committee is presented with an update of all pre-approved audit and non-audit services conducted and any new audit and non-audit services to be provided by Ernst & Young LLP are updated, if necessary. The Audit Committee reviews the Company's update and approves the services outlined therein if such services are acceptable to the Audit Committee.

To ensure prompt handling of unexpected matters, the Audit Committee delegates to the Chairman of the Audit Committee the authority to amend or modify the list of audit and non-audit services and fees; provided, however, that such additional or amended services may not affect Ernst & Young LLP's independence under applicable SEC rules. The Chairman reports any such action taken to the Audit Committee at subsequent Audit Committee meetings.

PROPOSAL THREE

APPROVAL OF AMENDMENTS TO THE 2000 DIRECTORS' OPTION PLAN

The Board of Directors is asking stockholders to approve an amended and restated 2000 Directors' Option Plan (the "Plan") so that we can continue using it to help achieve the Company's goals of attracting, retaining and motivating highly talented individuals to serve as members of our Board of Directors. The Plan was amended and restated to:

- Increase the number of shares of Company common stock ("Shares") reserved for issuance thereunder by 600,000 Shares;
- Address certain potential tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A") by generally requiring that director elections to receive all or a portion of their cash retainers in the form of restricted stock comply with Section 409A, unless otherwise determined by the Board of Directors. The Section 409A amendment is not intended to materially increase the benefits or awards issuable under the Plan; and
- Make certain other non-material changes to the Plan.

The Plan provides for automatic non-discretionary grants of options and restricted stock to our non-employee directors. The proposed amendment to increase the number of Shares reserved for issuance does not change the number of Shares granted to directors each year but provides sufficient Shares to continue to fund the Plan.

The Plan currently has 310,894 Shares reserved for future option and restricted stock grants, which will increase to 910,894 if the amended and restated Plan is approved by our stockholders. Typically, we use approximately 185,000 Shares each year, depending on the number of non-employee directors and the addition of new directors during a given year. The Shares utilized include annual option grants, new director grants and restricted stock issued in lieu of cash compensation for service on the Board of Directors and chairmanships of committees of the Board of Directors.

We believe strongly that the approval of the amended and restated Plan is essential to our continued success. Options and restricted stock grants are vital to our ability to attract and retain outstanding and highly skilled individuals to serve on our Board of Directors. The Board of Directors believes that the Plan is necessary so that the Company can continue to provide meaningful, long-term equity based incentives to present and future non-employee directors.

The Plan does not have an "evergreen" provision that provides for an automatic increase in the number of the Shares available for issuance each year. In addition, no Shares have been added to the Plan since the approval of the Plan at the 2005 Annual Meeting. If stockholders approve the amended and restated Plan, we currently anticipate that we will not ask stockholders for additional shares for issuance under the Plan prior to the expiration of the Plan in March of 2010, depending on business conditions and needs.

Approval of the Plan requires the affirmative vote of the holders of a majority of the shares of the Company's common stock that are present in person or by proxy and entitled to vote at the 2008 Annual Meeting. If the stockholders approve the Plan, it will replace the version of the Plan that was approved by stockholders at the 2005 Annual Meeting. If stockholders do not approve the Plan at the 2008 Annual Meeting, the version approved in 2005 will remain in effect, provided that such version will include the Section 409A amendments and the other non-material changes mentioned above. Our directors have an interest in this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE AMENDED AND RESTATED 2000 DIRECTORS' OPTION PLAN.

Background and Purpose

Autodesk has a well-established policy of providing stock options as a part of compensation to non-employee members of our Board of Directors, as well as requiring directors to take at least a portion of their compensation in the form of restricted stock (such stock options and restricted stock referred to collectively herein as "Awards"). The purposes of the Plan are to attract and retain highly skilled individuals as directors of Autodesk, to provide additional incentive to our non-employee directors to serve as directors and encourage their continued service on the Board of Directors, and to encourage equity ownership by our directors in order to align their interests with those of our stockholders.

Changes in laws and corporate governance practices over the last several years have narrowed the pool of qualified independent directors, making it more difficult and competitive to retain and attract qualified independent directors who possess the requisite financial and business expertise to make valuable contributions to the Board of Directors, and have increased the time commitment and responsibilities of our directors. In light of competition among companies for directors with appropriate experience, we believe that we need to continue to grant equity awards at our current levels so that we may continue to attract the best available candidates for service as non-employee directors of Autodesk and to acknowledge their increased time commitment and encourage their continued service on the Board of Directors.

Description of the 2000 Directors' Option Plan

The following paragraphs provide a summary of the principal features of the Plan. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Plan, which is attached hereto as *Appendix A*. Capitalized terms used in this discussion and not defined in this discussion shall have the meanings set forth in the Plan.

Stock Subject to the Plan. The number of Shares reserved under the Plan since its inception through the Plan's amendment in 2005 is 2,700,284. However, Proposal Three, if approved, will increase the number of shares by 600,000 Shares. Adding these new Shares to the 310,894 Shares that remained available under the Plan as of March 31, 2008, there would be a total of 910,894 Shares available for future stock option and restricted stock grants to non-employee directors. If an Award expires or becomes unexercisable for any reason, the unpurchased or forfeited Shares that were subject to the Award may be returned to the Plan, unless such plan has terminated, and may become available for future grant under the Plan.

Administration. The Plan fixes the timing of Award grants, the amount of the Award grants, the basis for determining the exercise price of a stock option, and any restrictions on exercise or vesting of the Awards, in order to remove any material discretionary element from the Plan. Administration of the Plan, to the extent necessary, will be provided by the Board of Directors or a committee of the Board of Directors. The Plan is structured such that no discretion is exercised by any person concerning material decisions regarding the Plan. However, the Board of Directors has retained the authority to determine the fair market value of the Shares, to construe and interpret the terms of the Plan and Awards granted thereunder, to approve forms of agreement for use under the Plan, to modify or amend Awards (not inconsistent with the terms of the Plan), including the discretionary authority to extend the post-termination exercisability period of an Option, and to take certain other actions associated with the administration of the Plan.

Option Grants. The Plan provides for the automatic grant of nonstatutory stock options (referred to herein as "Options") to our non-employee directors.

Upon being elected or appointed to our Board of Directors for the first time, each non-employee director is currently granted an Option to purchase 50,000 shares of Common Stock (the "Initial Grant"). Each Initial Grant vests and becomes exercisable in three annual installments of 34 percent, 33 percent and 33 percent, respectively, commencing on the first anniversary of the date of grant and subject to the director continuing to serve on the Board of Directors through each vesting date.

In addition, each non-employee director is granted an additional Option to purchase 20,000 shares of Common Stock on the date of each annual meeting of stockholders (the "Annual Grant"), provided that such director has served on the Board of Directors for at least six full months prior to that date and remains a member of the Board of Directors on that date. Each Annual Grant currently vests and becomes exercisable on the date of the next annual meeting of stockholders, provided that the director continues to serve on the Board of Directors on that date.

Term of Option; Option Agreement. Options granted under the Plan on or after September 2, 2005, have a term of six years. Options granted under the Plan prior to such date have a term of ten years. Each Option is evidenced by a stock option agreement between Autodesk and the director to whom such Option is granted.

Exercise Price; Exercise of Option. The per share exercise price of each Option granted under the Plan is 100 percent of the fair market value per share on the date the Option is granted. As long as the Common Stock is traded on the Nasdaq National Market, the fair market value of a Share shall be the closing sales price for such stock on the date of grant.

Each Option is exercisable only while the non-employee director remains a director of Autodesk, subject to certain circumstances described below. An Option is exercised by giving written notice of the exercise to Autodesk, specifying the number of full Shares to be purchased and tendering payment of the purchase price.

Form of Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option under the Plan may consist of (1) cash, (2) check, (3) other shares of Autodesk's Common Stock which, in the case of the shares acquired upon exercise of an Option, have been beneficially owned for at least six months or which were not acquired directly or indirectly from Autodesk, with a fair market value on the exercise date equal to the aggregate exercise price of the Shares being purchased, (4) any combination of the foregoing methods or (5) such other consideration and method of payment to the extent permitted by applicable law.

Rule 16b-3. Options granted to non-employee directors must comply with the applicable provisions of Rule 16b-3 promulgated under the Exchange Act or any successor thereto and shall contain such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

Termination of Status as a Director. If a non-employee director ceases to serve as a director of Autodesk, Options outstanding under the Plan currently may be exercised within seven months after he or she ceases to serve as a director (but not beyond the term of the Option), to the extent such Options were exercisable on the date of termination. However, following a director's qualified retirement from the Board of Directors, such director shall have three years from the date of such retirement (but not beyond the term of the Option) to exercise any Options granted pursuant to the Plan, to the extent that such Options were exercisable on the date of retirement. A qualified retirement occurs when a director has either (i) reached age 62 and served as a director of Autodesk for five years or (ii) served as a director of Autodesk for 10 years.

Disability. If a non-employee director ceases to serve on the Board of Directors due to a total and permanent disability, options outstanding under the Plan may be exercised within 12 months after termination, to the extent that such Options were exercisable at the date of termination.

Death of Optionee. If a non-employee director should die while serving on our Board of Directors, Options may be exercised at any time within 12 months after death, including those Options which had not previously vested.

Termination of Options. No Option is exercisable by any person after the expiration of its term.

Nontransferability. An Option granted under the Plan is nontransferable by the holder other than by will or the laws of descent and distribution and is exercisable during the director's lifetime only by the director, or in the event of the director's death, by the director's estate or by a person who acquires the right to exercise the Option by bequest or inheritance.

No Repricing. The Plan prohibits repricing of Options, including by way of an exchange for another Award, cash or a combination thereof, unless stockholder approval is obtained.

Restricted Stock Awards. The Plan requires that a director receive no less than 50 percent, and at the option of the director up to 100 percent, of a director's annual retainer in the form of restricted stock. With respect to the portion of the annual retainer that is not automatically paid in the form of restricted stock each director may elect to receive some or all of such portion in the form of restricted stock, provided that such election is made on or prior to December 31st of the calendar year preceding the annual meeting of stockholders when such Award is made. This election will be irrevocable and will comply with Section 409A of the Internal Revenue Code of 1986, as amended, unless otherwise determined by the Board of Directors. The amount of stock compensation shall be paid at the rate of 120 percent of the cash dollar amount in the form of restricted stock, which shall vest on the date of the next annual meeting of stockholders, subject to continued service on the Company's Board of Directors. The number of Shares that may currently be issued as restricted stock under the Plan after its amendment in September 2005 shall not exceed 124,300 Shares.

Adjustment Upon Changes in Capitalization or Merger. In the event any change is made in our capitalization, such as a stock split or reverse stock split, appropriate adjustment shall be made to the number of Shares subject to each outstanding Award, the number of Shares authorized for issuance under the Plan, and the purchase price of each Option. The number of Shares issuable pursuant to future Initial Grants or Annual Grants will not be adjusted.

In the event of the proposed dissolution or liquidation of Autodesk, all Awards will become fully vested and, in the case of Options, exercisable. To the extent any Options remain unexercised at the time of the dissolution or liquidation, such Options will terminate.

In the event of a sale of all or substantially all of the assets of Autodesk, or the merger of Autodesk with or into another corporation, restricted stock will fully vest and outstanding Options may be assumed or substituted with equivalent options. If the successor corporation does not assume an outstanding Option or substitute for it an equivalent Option, the Option shall become fully vested and exercisable. The Board of Directors shall notify the director that the Option will be exercisable for 30 days from the date of notice, after which period the Option shall terminate.

Term of Plan. The Plan shall be effective for ten years from the date of its original adoption unless earlier terminated pursuant to the provisions of the Plan. The Plan expires in March 2010.

Amendment and Termination of 2000 Directors' Option Plan. The Board of Directors may amend or terminate the Plan at any time in such respects as the Board of Directors may deem advisable; provided that, to the extent necessary to comply with any applicable law or regulation, Autodesk shall obtain stockholder approval of any amendment to the Plan in such a manner and to such a degree as is required. Any amendment or termination of the Plan shall not impair the rights of any participant under Awards already granted without consent, and, in the absence of such consent, such Awards shall remain in full force and effect as if the Plan had not been amended or terminated.

Federal Tax Aspects

The following paragraphs are a summary of the material U.S. federal income tax consequences associated with awards granted under the Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant's death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Nonqualified Stock Options. No taxable income is recognized when a nonqualified stock option is granted to a participant with an exercise price equal to the fair market value on the date of grant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the Shares on the exercise date over the exercise price. Any taxable income recognized in connection with the exercise of a nonqualified stock option by an Autodesk employee is compensation subject to tax withholding by Autodesk. Any additional gain or loss recognized upon later disposition of the shares is capital gain or loss, which may be long-term or short-term capital gain or loss depending on the holding period.

Restricted Stock. A participant generally will not have taxable income upon grant of restricted stock. Instead, the participant will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the shares or cash received minus any amount paid. A participant instead may elect to be taxed at the time of grant.

Tax Effect for Autodesk. Autodesk generally will be entitled to a tax deduction in connection with an award under the Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option).

Participation in the Plan

Each new non-employee member of the Board of Directors receives an Initial Grant to purchase 50,000 shares of Common Stock on the date of the first meeting of the Board of Directors at which such person first serves as a director. Each non-employee director receives an Annual Grant to purchase 20,000 shares of Common Stock on the date of each annual meeting (provided that such director has served on the Board of Directors for at least six full months prior to that date and remains a member of the Board of Directors on that date). In addition, the Plan requires that a director shall receive no less than 50 percent of the value of his or her cash compensation in the form of restricted stock. Autodesk does not have any other current plans, proposals or arrangements to grant Awards under the Plan. None of our executive officers are eligible to participate in the Plan. From February 1, 2007 through March 31, 2008, our current directors who are not executive officers were granted an aggregate total of (i) options to purchase 320,000 shares with an average exercise price of $47.54 per share and (ii) 14,069 shares of restricted stock with an aggregate dollar value of $635,918 based on $45.20 per share, the last reported trade price for the shares on July 6, 2007, the date of grant.

CORPORATE GOVERNANCE

Autodesk is committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board of Directors provides independent leadership in the exercise of its responsibilities. Our management oversees a strong system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees operate in a climate of responsibility, candor and integrity.

Corporate Governance Guidelines and Code of Business Conduct

We believe the highest standards of corporate governance and business conduct are essential to running our business efficiently, serving our stockholders well and maintaining our integrity in the marketplace. For a number of years, we have devoted substantial attention to the subject of corporate governance, and have over those years developed Corporate Governance Guidelines. Our Corporate Governance Guidelines set forth the principles that guide our Board of Directors' exercise of its responsibility to oversee corporate governance, maintain its independence, evaluate its own performance and the performance of our executive officers and set corporate strategy. The Board of Directors first adopted these Guidelines in December 1995 and has refined them from time to time since then. Most recently, in March 2007, the Board of Directors amended the Guidelines to provide for majority voting in director elections, except for contested elections, and to provide that the Board of Directors would only nominate a director who has submitted his or her resignation in advance of an election, which resignation would be contingent on the failure of such director to receive a majority vote and the acceptance of the Board of Directors of such resignation. The Corporate Governance Guidelines are available on our website at www.autodesk.com under "Investors—Corporate Governance."

In addition, we have adopted a Code of Business Conduct for directors and employees, and a Code of Ethics for Senior Executive and Financial Officers, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, to ensure that our business is conducted in a consistently legal and ethical manner. Our current Code of Business Conduct and Code of Ethics for Senior Executive and Financial Officers are available on our website at *www.autodesk.com* under "Investors—Corporate Governance." In September 2007 we amended our Code of Business Conduct. We will post on this section of our website any amendment to our Code of Business Conduct or Code of Ethics for Senior Executive and Financial Officers, as well as any waivers of the Code of Business Conduct or Code of Ethics for Senior Executive and Financial Officers that are required to be disclosed by the rules of the SEC or The Nasdaq Stock Market.

Stock Ownership Guidelines

Our directors and officers are encouraged to be Autodesk stockholders through their participation in our stock option plans. The Board of Directors has established stock ownership guidelines for our directors and executive officers designed to encourage long-term stock ownership in Autodesk and more closely link their interests with those of our other stockholders. These guidelines provide that, within a four-year period, executive officers should attain an investment position in Autodesk stock equal to a multiple of their base salary depending on the individual's scope of responsibilities, and directors should attain an investment position in Autodesk stock of at least 5,000 shares. The Board of Directors reviews progress against these guidelines annually and updates the stock ownership guidelines, as appropriate.

Independence of the Board of Directors

The Board of Directors has determined that, with the exception of Carol A. Bartz, our Executive Chairman, and Carl Bass, our Chief Executive Officer and President, all of its members are "independent directors" as that term is defined in the listing standards of The Nasdaq Stock Market. Such independence definition includes a series of objective tests, including that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by the Nasdaq listing standards, the Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The independent directors meet regularly in executive session, without members of management present, as part of the quarterly meeting procedure.

Board Meetings and Board Committees

The Board of Directors held a total of 15 meetings (including regularly scheduled and special meetings) during fiscal 2008. No director attended fewer than 75 percent of the total number of meetings of the Board of Directors and committees of which he or she is a member, if any. The Company's Board of Directors currently has three standing committees: an Audit Committee, a Compensation and Human Resources Committee, and a Corporate Governance and Nominating Committee.

Audit Committee

The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of directors J. Hallam Dawson (Chairman), Charles J. Robel, and Larry W. Wangberg, each of whom is "independent" as such term is defined for audit committee members by the listing standards of The Nasdaq Stock Market. The Board of Directors has determined that Mr. Dawson, Mr. Robel and Mr. Wangberg are each an "audit committee financial expert" as defined in the rules of the SEC.

The Audit Committee held nine formal meetings during fiscal 2008 and met numerous times informally. The Audit Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at www.autodesk.com under "Investors—Corporate Governance."

On March 13, 2008, on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors approved the following appointments to the Audit Committee: Charles J. Robel (Chairman), J. Hallam Dawson and Elizabeth A. Nelson. The Board of Directors has determined that Mr. Robel, Mr. Dawson and Ms. Nelson are each "independent" as such term is defined for audit committee members by the listing standards of The Nasdaq Stock Market and are each an "audit committee financial expert" as defined in rules of the SEC. These appointments will be effective of June 12, 2008, the date of the Company's 2008 Annual Meeting of Stockholders.

See "Report of the Audit Committee of the Board of Directors" below for more information regarding the functions of the Audit Committee.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee currently consists of Crawford W. Beveridge (Chairman), Michael J. Fister and Per-Kristian Halvorsen, each of whom qualifies as an independent director under the listing standards of The Nasdaq Stock Market.

The Compensation and Human Resources Committee reviews compensation and benefits for our executives and has authority to grant stock options to executive officers and non-executive employees under our stock plans. Because options are granted automatically to non-employee directors under the non-discretionary 2000 Directors' Option Plan, the Compensation and Human Resources Committee consists solely of non-employee directors ineligible to participate in the Company's discretionary employee stock programs. See "Executive Compensation—Compensation Discussion and Analysis" below for a description of Autodesk's processes and procedures for the consideration and determination of executive compensation.

The Compensation and Human Resources Committee held 10 meetings during fiscal 2008. The Compensation and Human Resources Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at www.autodesk.com under "Investors—Corporate Governance."

On March 13, 2008, on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors approved the following appointments to the Compensation and Human Resources Committee: Crawford W. Beveridge (Chairman), Per-Kristian Halvorsen and Steven M. West. These appointments are effective as of June 12, 2008, the date of the Company's 2008 Annual Meeting of Stockholders.

The Compensation Committee Report is included in this proxy statement on page 32.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee currently consists of Per-Kristian Halvorsen (Chairman), J. Hallam Dawson, and Larry W. Wangberg, each of whom qualifies as an independent director under the listing standards of The Nasdaq Stock Market.

The Corporate Governance and Nominating Committee is responsible for the development of general criteria regarding the qualifications and selection of board members and recommending candidates for election to the Board of Directors. The Corporate Governance and Nominating Committee is also responsible for developing overall governance guidelines, overseeing the performance of the Board of Directors and reviewing and making recommendations regarding director composition and the mandates of Board of Directors committees. The Corporate Governance and Nominating Committee will consider recommendations of candidates for the Board of Directors submitted by stockholders of the Company; for more information, see "Corporate Governance—Nominating Process for Recommending Candidates for Election to the Board of Directors."

The Corporate Governance and Nominating Committee held five meetings during fiscal 2008. The Corporate Governance and Nominating Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at www.autodesk.com under "Investors—Corporate Governance."

On March 13, 2008, on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors approved the following appointments to the Corporate Governance and Nominating Committee: Per-Kristian Halvorsen (Chairman) and Crawford W. Beveridge. These appointments will be effective as of June 12, 2008, the date of the Company's 2008 Annual Meeting of Stockholders.

Lead Director

J. Hallam Dawson currently serves as Lead Director and liaison between management and the other non-employee directors. The Lead Director schedules and chairs meetings of the independent directors. The independent directors (including the Lead Director) hold a closed session at each regularly scheduled Board of Directors meeting.

On March 13, 2008, the Board of Directors approved the appointment of Crawford W. Beveridge as the Lead Director. This appointment will be effective as of June 12, 2008, the date of the Company's 2008 Annual Meeting of Stockholders.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation and Human Resources Committee is or was formerly an officer or employee of Autodesk or any of its subsidiaries. No interlocking relationship exists between any member of our Compensation and Human Resources Committee and the compensation committee of any other Company, nor has any such interlocking relationship existed in the past.

Nominating Process for Recommending Candidates for Election to the Board of Directors

The Corporate Governance and Nominating Committee is responsible for, among other things, determining the criteria for membership on the Board of Directors and recommending candidates for election to the Board of Directors. It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates to the Board of Directors from stockholders. Stockholder recommendations for candidates to the Board of Directors must be directed in writing to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the nominating person's ownership of Company stock.

The Corporate Governance and Nominating Committee's criteria and process for evaluating and identifying the candidates that it selects, or recommends to the full Board of Directors for selection, as director nominees are as follows:

- The Corporate Governance and Nominating Committee regularly reviews the current composition and size of the Board of Directors.
- The Corporate Governance and Nominating Committee oversees an annual evaluation of the performance of the Board of Directors as a whole and evaluates the performance of individual members of the Board of Directors eligible for re-election at the annual meeting of stockholders.
- In its evaluation of director candidates, including the members of the Board of Directors eligible for re-election, the Corporate Governance and Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors and considers (1) the current size and composition of the Board of Directors and the needs of the Board of Directors and the respective committees of the Board of Directors, (2) such factors as issues of character, judgment, diversity, age, expertise, business experience, length of service, independence, other commitments and the like, (3) relationships between directors and the Company's customers and suppliers, and (4) such other factors as the Corporate Governance and Nominating Committee may consider appropriate.
- While the Corporate Governance and Nominating Committee has not established specific minimum qualifications for director candidates, the Corporate Governance and Nominating Committee believes that candidates and nominees must reflect a Board of Directors that is comprised of directors who (1) are predominantly independent, (2) are of high integrity, (3) have broad, business-related knowledge and experience at the policy-making level in business or technology, including their understanding of the software industry and the Company's business in particular, (4) have qualifications that will increase overall Board of Directors effectiveness and (5) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.
- With regard to candidates who are properly recommended by stockholders or by other means, the Corporate Governance and Nominating Committee will review the qualifications of any such candidate, which review may, in the Corporate Governance and Nominating Committee's discretion, include interviewing references for the candidate, direct interviews with the candidate, or other actions that the Corporate Governance and Nominating Committee deems necessary or proper.
- In evaluating and identifying candidates, the Corporate Governance and Nominating Committee has the authority to retain and terminate any third party search firm that is used to identify director candidates, and has the authority to approve the fees and retention terms of any search firm.
- The Corporate Governance and Nominating Committee will apply these same principles when evaluating Board of Directors candidates who may be elected initially by the full Board of Directors to fill vacancies or add additional directors prior to the annual meeting of stockholders at which directors are elected.

- After completing its review and evaluation of director candidates, the Corporate Governance and Nominating Committee selects, or recommends to the full Board of Directors for selection, the director nominees.

As a result of Mary Alice Taylor's and Steven Scheid's resignation from the Board of Directors effective July 6, 2007 (the date of our 2007 Annual Meeting of Stockholders), and at the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors appointed Charles J. Robel and Steven M. West to the Board of Directors on September 27, 2007. In addition, the Corporate Governance and Nominating Committee reviewed the board size and composition during fiscal 2008 and determined that the Board of Directors size should be increased from ten members to 12 members. Consequently, on December 6, 2007, at the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors amended the Company's bylaws to increase the size of the board from ten to 12 members, and appointed Sean Maloney and Elizabeth A. Nelson as members.

The Board of Directors (which includes our Chief Executive Officer and Executive Chairman) utilized the services of a third party search firm to help it identify, screen, conduct background investigations of, and interview potential director candidates. This process resulted in the appointment of our four new directors during our 2008 fiscal year.

Attendance at Annual Stockholders Meetings by the Board of Directors

The Company does not have a formal policy regarding attendance by members of the Board of Directors at the Company's annual meeting of stockholders. The Company encourages, but does not require, directors to attend. Five of our directors attended the Company's 2007 Annual Meeting of Stockholders.

Contacting the Board of Directors

Communications from stockholders to the non-employee directors should be addressed to the Lead Director as follows: Autodesk Inc., c/o General Counsel, 111 McInnis Parkway, San Rafael, California 94903, Attention: Lead Director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Objective

Our compensation objective is to reward our executive officers for the achievement of strategic and financial corporate goals and individual performance that ultimately enhance stockholder value. This objective provides the guiding principles for compensation decisions made by the Compensation and Human Resources Committee of the Board of Directors (the "Compensation Committee") for our executive officers. Our compensation objective is intended to effectively attract, retain and motivate the caliber of executive officer who can meaningfully contribute to the success of our Company and demonstrate leadership for our employees in what we believe is a competitive and rapidly changing software and technology industry.

In practice, we seek to link compensation to performance and to the long-term interests of our stockholders by

- ensuring our executive team has clear goals and accountability with respect to financial and nonfinancial corporate performance;
- establishing compensation opportunities that are competitive based on prevailing practices for the industry, the stage of our growth, and the dynamic and challenging technology labor markets in which we operate;
- assessing performance against individual goals within the context of certain key metrics of our overall operating results; and
- using incentive plans, which reward increases in the value of our stock, thereby creating value for our stockholders.

Throughout this proxy statement, our Chief Executive Officer, Executive Chairman and Chief Financial Officer during fiscal year 2008, as well as the other individuals included in the Summary Compensation Table on page 34, are referred to as our "Named Executive Officers." The information in this discussion provides perspective and narrative analysis relating to, and should be read along with, the executive compensation tables and discussions contained below, beginning on page 33.

Authority for Executive Compensation Decisions

The Compensation Committee is responsible for ensuring that our executive officer compensation programs are effectively designed, implemented, and administered with sound corporate governance practices and consistent with our overall compensation objective. The Compensation Committee has the authority to approve the objective and structure of our compensation programs for our executives, including Named Executive Officers.

As of the end of our 2008 fiscal year, the Compensation Committee consisted of three independent, nonemployee directors as defined by the listing standards of The Nasdaq Stock Market: Crawford W. Beveridge (Chairman), Michael J. Fister and Dr. Per-Kristian Halvorsen. J. Hallam Dawson also served on the Compensation Committee during our 2008 fiscal year. The Compensation Committee's charter and additional information about the Compensation Committee are available at *www.autodesk.com* under "Investors—Corporate Governance." The Compensation Committee reassesses this charter annually and recommends any proposed changes to the Board of Directors for approval.

The Compensation Committee annually reviews and approves compensation for our CEO, our Executive Chairman and other executive officers. This includes base salaries, cash incentive awards, equity grants, employment agreements, severance arrangements, change of control provisions, as well as any other benefits or compensation arrangements.

In addition, the Board of Directors has delegated to the Compensation Committee exclusive authority to grant stock options and other equity grants to Autodesk's executive officers and other employees.

In determining the CEO's and the Executive Chairman's compensation, the Compensation Committee solicits input from the full Board of Directors before making final decisions.

Role of Company Management in Compensation Decisions

The Compensation Committee sets compensation for our executive officers, including our Named Executive Officers. Certain executives such as our CEO, Senior Vice President of Human Resources, Vice President of Compensation and Benefits, and others from Autodesk's Human Resources, Finance, Legal, and Investor Relations organizations may assist and support the Compensation Committee. These employees may develop compensation proposals for Compensation Committee consideration, analyze competitive compensation information, and provide analyses of the status of compensation programs such as levels of equity ownership, holding value, and so forth. However, they do not have decision-making authority in regards to executive officer compensation.

Our CEO annually reviews the performance of our Named Executive Officers, other than himself and the Executive Chairman. Our CEO recommends salary adjustments, incentive awards, promotions, and equity grants for the other Named Executive Officers. The Compensation Committee reviews these recommendations and may modify them in the Compensation Committee's discretion.

In all cases, ultimate discretion for the level, type and mix of executive compensation in total and for each individual executive rests with the Compensation Committee.

Use of Outside Consultants

While our Company's management may use consultants to assist in the evaluation of CEO or executive officer compensation, the Compensation Committee has the sole authority to retain and terminate its own compensation consultant as it deems appropriate. The consultant's role is to provide independent, third-party advice to assist the Compensation Committee in evaluating and designing our executive compensation policies and programs. While the consultant reports directly to the Compensation Committee, there is interaction between the consultant and our management team as part of the process of providing executive compensation market data to the Compensation Committee. In addition, the consultant and members of our management team discuss overall Company goals and objectives.

During our 2008 fiscal year, we contracted with the following compensation consulting firms to inform and assist the Compensation Committee's decisions on proper level, type and mix of executive compensation:

- *Aon's Radford Executive Survey* provided benchmark data and overall practice reports to inform the Compensation Committee's decisions on fiscal year 2008 base salaries, incentive awards and equity grants for executive officers.
- *VenturePay Group's Executive Compensation Dashboard Report* provided benchmark compensation information based on a detailed analysis of recently filed proxies from companies in our peer group (see "Benchmarking of Compensation" below). This was an additional source of information used to inform the Compensation Committee's decisions on fiscal year 2008 base salaries, incentive awards and equity grants for executive officers.
- *Towers Perrin* was retained late in our 2008 fiscal year to review 2008 fiscal year compensation and help structure our 2009 executive compensation. Towers Perrin reports directly to the Compensation Committee as its independent executive compensation consultant.

The Compensation Committee also has authority to obtain independent advice and assistance from internal or external legal, accounting, or other advisers.

Benchmarking of Compensation

To ensure that our executive compensation practices, including base salaries, target incentive awards, and equity grants are competitive and appropriate to our objective of key executive attraction and retention, the Compensation Committee uses the independent third-party executive compensation surveys mentioned above that report on the compensation practices of a group of companies in our industry as well as competitors for executive talent (collectively, our "peer group").

Our peer group is reviewed and updated each year to ensure that the comparisons are meaningful. Several factors are considered in selecting our peer group, including industry, products and services offered, revenue level, geographic location, and competitors for executive talent in our labor markets. For fiscal year 2008 three companies were removed from our fiscal year 2007 peer group: Seibel and Veritas (both purchased or acquired by larger companies) and Google (deemed too large of a company with executive compensation programs not appropriately comparable to our programs).

The Compensation Committee uses the compensation information about the pay practices of our peer group and the information provided by our outside compensation consultants to assist it in its decisions about overall compensation, the elements of compensation, the amount of each element of compensation and relative compensation among our executives.

For fiscal year 2008, the companies in this peer group are listed below. These companies all have headquarters located in the San Francisco Bay Area with the exception of BMC Software, with headquarters in Houston, Texas.

Adobe Systems
BEA Systems
BMC Software
Cadence Design
eBay
Electronic Arts
Intuit
Network Appliance
Symantec
Synopsys
Yahoo

Elements of Executive Compensation Programs

Autodesk's executive compensation program has three major components: (1) base salary, (2) short-term cash incentives, and (3) long-term equity incentives. The Company also provides a comprehensive benefits program and under certain circumstances termination protection. These programs are designed to attract, retain, and motivate highly effective executives to achieve our business goals and improve stockholder value by linking compensation to our overall strategic and financial performance. Although the amount and mix of each of these three components generally are determined by objective assessment, the Committee retains and exercises judgment and subjective assessments in its ultimate compensation decisions.

Base Salary

Our base salary component provides fixed annual cash compensation set at a competitive level that recognizes the scope, responsibility, and skills required of the position. Each of our executive positions is assigned to an executive salary grade level and associated pay range based on an internal assessment of each position's impact and scope of responsibility. The midpoints of the salary ranges are developed to reflect the increasing scope of responsibility at progressively higher executive levels and to remain competitive within our peer group. The midpoint of each range generally falls in the middle range of pay for similar jobs within our peer group. In general, executives who are new or less experienced in their role will be paid lower in the range than an executive who has demonstrated proven performance in their role for many years, is highly proficient in the skills required for their role and applies those skills to very high levels of achievement.

We believe that generally targeting the middle range of salary compensation of our peer group keeps our salary compensation competitive and balanced, and provides the Compensation Committee the flexibility to increase compensation in its discretion. Base salary compensation is a reliable source of income for our executives and an important part of retaining our executives, and is not subject to the variability of the short-term cash incentive and long term equity incentive components of our executive compensation programs.

Actual base salaries for executive officers are set annually by the Compensation Committee, typically at the March meeting. Promotion or equity adjustments may be approved at other quarterly meetings.

In March 2007, the Compensation Committee considered the benchmark analysis of base salary of our peer group, salary levels of comparable jobs in our peer group as well as our CEO's assessment of each executive's experience, skills, and performance level. For the positions of CEO and Executive Chairman, the Compensation Committee consulted the full Board of Directors to conduct a similar assessment of their experience, skills, and performance.

Base salary increases for our Named Executive Officers for fiscal 2008 ranged from approximately 5 percent to 14 percent with the exception of Mr. Bado and Ms. Bartz. The approximately 5 percent to 14 percent increases were intended to maintain such executives' base salary at the middle range of comparable executives in our peer group, in accordance with each executive's experience, skills, and performance level, while acknowledging overall performance. Mr. Bado's target total compensation was increased by approximately 33 percent to reflect his promotion to Executive Vice President and to provide a market-based adjustment to approximate the middle range of pay relative to comparable positions in our peer group. Ms. Bartz salary as Executive Chairman was not adjusted since the Compensation Committee determined that her current salary is within the middle range of comparable executives in our peer group.

Short-term Cash Incentives—Executive Incentive Plan (EIP)

Our EIP is an annual cash incentive plan intended to motivate and reward participants to ensure Autodesk achieves its annual financial and non-financial objectives. This plan places compensation at-risk for employees with awards dependent upon achievement of pre-established annual goals. We use the EIP to drive not only our annual financial performance but also the superior achievement of operational objectives. We have structured our EIP to qualify as deductible "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code.

Elements of the EIP performance criteria may include corporate, business or functional unit and individual management goals. For example, all participants share corporate financial goals focused on annual revenue growth and profitability. In addition, participants responsible for a product division have annual financial goals specific to their division. Finally, all participants also have annual non-financial goals that are specific to their division or function. These goals vary and generally are related to the executive's functional area of responsibility and contributions to our overall fiscal year goals.

The Compensation Committee designates executives eligible to participate in the EIP each year. At the beginning of each fiscal year, the Compensation Committee approves objectives for a mix of revenue growth and non-GAAP operating margin for that year as well as target award amounts for each eligible participant. The achievement of these financial goals determines overall plan funding and awards.

A participant may receive an actual bonus that is larger or smaller than the target award amount, or may receive no bonus whatsoever. The actual award reflects a combination of the target award, our revenue growth and non-GAAP operating margin performance, and an assessment of the individual's performance during the year. The non-GAAP operating margin for fiscal year 2008 excluded certain costs, expenses, gains and losses, including equity based compensation expense, employee tax reimbursements related to our voluntary stock option review, amortization of purchased intangibles and in-process research and development expenses. We believe that the use of non-GAAP operating margin rather than GAAP operating margin focuses our executives on the on-going operations of our business, and encourages long term growth strategies such as acquisitions and investments in-process research and development.

The structure of the plan separates the funding of the awards from the determination of the actual awards, as described below.

- *Funding for Fiscal Year 2008 Awards*

The minimum performance for funding EIP awards for fiscal year 2008 was revenue growth of at least 6 percent and non-GAAP operating margin of at least 19.5 percent. For fiscal year 2008, our financial performance exceeded the minimum funding threshold, and funding of the EIP was accordingly 190 percent of the target award amounts. If this threshold was not met, there would not have been any EIP funding. This funding mechanism is a consequence of the structure our EIP, which is intended to qualify as deductible "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code.

After minimum thresholds are met and the EIP is funded at the maximum amount of 190 percent, the Compensation Committee uses discretion (sometimes referred to as negative discretion) to determine appropriate award payouts based on actual achievements, rather than simply funding such awards at the full 190 percent. An award payout of about 100 percent of target would generally occur when our financial performance achieves our annual operating plan and division and individual performance objectives have been achieved. For purposes of this discussion, the terms funded and funding are used to indicate the amount that may be available in the aggregate under the EIP. The amount that ultimately is paid is discussed below.

- *Target Awards*

Since our fiscal year 2008 performance thresholds were met, target awards and maximum eligible payouts for our Named Executive Officers under the EIP were each approximately:

Participant	Target EIP (percent of Base Salary)	Maximum EIP (percent of Base Salary)
Carl Bass, Chief Executive Officer and President	100 percent	190 percent
Carol Bartz, Executive Chairman	Not applicable	Not applicable
Al Castino, Senior Vice President and Chief Financial Officer	75 percent	143 percent
George M. Bado, Executive Vice President Worldwide Sales and Services	17 percent	32 percent
Jan Becker, Senior Vice President Human Resources	75 percent	143 percent

- *Actual Awards to Individuals*

The Compensation Committee is not obligated to fully allocate the total funded amount. For fiscal year 2008, a 100 percent award was associated with revenue growth of 15 percent and non-GAAP operating margin of approximately 28 percent. The Compensation Committee determines the actual awards based not only on our revenue growth and non-GAAP operating margin, but also on an evaluation of each individual's contributions relative to our results. Our fiscal year 2008 revenue growth was approximately 18 percent and our non-GAAP operating margin was approximately 27 percent.

At its March 2008 meeting, the Compensation Committee reviewed our revenue growth and non-GAAP operating margin for fiscal 2008 and the individual performance of our Named Executive Officers and approved EIP payouts for Named Executive Officers approximately as follows:

Participant	Approved EIP Payout percent of Base Salary
Carl Bass, Chief Executive Officer and President	100 percent
Carol Bartz, Executive Chairman	Not Applicable
Al Castino, Senior Vice President and Chief Financial Officer	69 percent
George M. Bado, Executive Vice President Worldwide Sales and Services	17 percent
Jan Becker, Senior Vice President Human Resources	74 percent

The Compensation Committee determined that, based on the achievement of our financial targets, EIP payouts would be made at the target amounts as described above. The Compensation Committee, based on an assessment of individual performance, adjusted EIP payouts downward slightly for the Named Executive Officers, except for Mr. Bass. Details of these amounts can be found in the "Summary Compensation Table and Narrative Discussion" below. Pursuant to her employment agreement with Autodesk, Ms. Bartz does not participate in the EIP.

Autodesk Sales Compensation Plan

In addition, George M. Bado, our Executive Vice President, Worldwide Sales and Services has a portion of his targeted cash compensation tied to sales commissions based on achievement of specific revenue and contribution margin objectives. On-Target-Earnings (OTE) is the amount that he will receive if he achieves his annual financial performance objectives, such as his annual quota. OTE consists of two components: base salary and target incentive. For fiscal year 2008, his commission-based cash incentive target was set at 50 percentage of his base salary. As described earlier, he has an additional cash incentive target of approximately 17 percent of his base salary as a participant in our EIP.

Long-term Incentives—Equity-based Compensation

Equity awards provide employees and executives the opportunity to be rewarded for increases in our stock price, which we believe aligns the interests of our employees and executives with those of our stockholders. Stock options were the equity-based component of Autodesk's fiscal year 2008 compensation program. This component is intended to direct executive attention to the importance of sustained, long-term revenue growth and profitability. In addition, stock options and other equity awards are required to compete effectively for talent in the software and technology industry. Vesting periods encourage employees and executives to remain with Autodesk and to focus on longer-term results.

In determining actual grants to executives, the Compensation Committee considers several factors including the unvested option position of each executive, the value of those options compared to other Autodesk senior executives, competitive pay practices within the peer group of companies and the individual performance of the executive.

The Compensation Committee uses "new hire," "promotion" and "ongoing" stock grant guidelines in determining the appropriate size of these grants. The stock grant guidelines reflect the range of typical competitive practices of our peer group. The Compensation Committee has authority to exceed these guidelines within the limits prescribed under the stock plan approved by stockholders. The current plan limits any individual option grant to 1,500,000 shares, except grants to individuals in their first fiscal year of service. In that case, the limit is 3,000,000 shares.

At its June 2007 meeting, the Compensation Committee reviewed the factors discussed above and awarded options to the Named Executive Officers based on individual performance and grant values of our peer group for comparable executives. Please see "Executive Compensation—Grants of Plan-Based Awards in Fiscal 2008," below for grants made to our Named Executive Officers during our 2008 fiscal year.

Although long term incentives through equity awards represented a significant portion of our Named Executive Officers' total 2008 fiscal year compensation, it represents a variable component of compensation for which full value may not be realized due to stock market conditions, availability of trading windows, vesting conditions, expiration of the awards and the like.

Please see further discussion on page 29 regarding our equity plans and practices.

Pay Mix

Because we want our executives focused on achieving superior annual and long-term performance, we have structured our executives' compensation mix so that the majority of their compensation is contingent on achieving or surpassing our annual goals and achieving superior returns for our stockholders.

Total Annual Cash Compensation

The ratio of fixed base salary and target incentive pay components reflects the strong importance that we place on superior performance and achievement. Each of our Named Executive Officers has approximately one half of his or her annual cash compensation contingent on corporate, divisional and individual performance. For fiscal year 2008, the base pay and cash incentive components for our CEO were each approximately 50 percent of targeted total cash compensation, reflecting a balance between a predictable income and performance related compensation. For our other Named Executive Officers except our Executive Chairman, overall cash compensation was slightly weighted in favor of base pay over cash incentives, reflecting a relative balance between a predictable income and performance related compensation, taking into account the lower salaries paid to our non-CEO executives. This mix between fixed base salary and cash incentives is comparable to that for similar positions reviewed in our peer group.

Carol A. Bartz, our Executive Chairman, is paid a fixed base salary but no longer has a target incentive component in her cash compensation since she moved to her current position as our Executive Chairman in fiscal year 2007.

Equity Compensation

In addition, we want our executives focused on long term achievements that build value for our stockholders. Consistent and prolonged appreciation of our stock price and the building of Company market capitalization are key measures of success. We use stock option grants and other equity vehicles to align our executives and their efforts with the goals and success of our stockholders. Because our executives and their decisions and judgment are critical to our long term success, we align the majority of their overall compensation with Company and stockholder value creation

For fiscal year 2008, the pay mix of our three components of compensation for the Named Executive Officers is shown below. The pay mix shown below generally reflects our objective of providing a large portion of our executive's compensation through long term equity compensation. Naturally this mix varies depending on a number of factors, including stock price changes, overall Company performance and individual performance. Amounts in the table are based on what was paid or granted during fiscal year 2008. Base salary is the rate of annual base salary. Short-term cash incentive is the actual EIP bonus payout. Equity incentive amounts represent stock-based compensation expense recognized during the fiscal year for financial statement reporting purposes in accordance with FAS 123(R), disregarding an estimate of forfeitures. These amounts do not necessarily correspond to the actual value that will be realized by the Named Executive Officers upon exercise or sale of the awards.


Pay Mix - Annual Compensation
Carl Bass, Chief Executive Officer and President
Carol A. Bartz, Executive Chairman of the Board of Directors
Alfred J. Castino, Senior Vice President and Chief Financial Officer
George M. Bado, Executive Vice President, Worldwide Sales and Services
Jan Becker, Senior Vice President, Human Resources
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Base Salary
Short-Term Cash Incentives
Long-Term Equity Incentives

Perquisites and Other Benefits

Benefits

We offer a variety of benefits programs to executives and regular employees alike. For example, in the United States, benefits include medical, vision, dental, employee and dependent life insurance, employee and dependent accidental death and dismemberment insurance, short-term disability, long-term disability, and financial programs such as a 401(k) plan and flexible spending accounts. We also provide a variety of relocation benefits to eligible participants.

Nonqualified Deferred Compensation

United States-based executives are eligible to participate in our Nonqualified Deferred Compensation Plan. The plan is designed to allow eligible employees to make pretax contributions through compensation deferrals to the plan and receive tax-deferred investment returns on the contributions similar to the 401(k) plan. This benefit is incremental to the 401(k) plan and is available to a limited group of Autodesk United States–based senior management employees. The assets of our Nonqualified Deferred Compensation Plan are held in a rabbi trust. Similar to the 401(k) plan, earnings are not guaranteed.

Perquisites

Our Executive Chairman Carol A. Bartz is provided a personal driver for her business transportation needs. George M. Bado is provided a local apartment on an extended basis as part of his relocation assistance. Otherwise, we do not as a general practice provide benefits or special considerations to our executives that we do not provide to other employees.

Equity Granting Practices and Policies

Equity Grant Process

In fiscal year 2008, stock options were the only equity grants made to our executive officers and other employees. All stock option grants to executive officers are made by the Compensation Committee. During fiscal year 2008, the Compensation Committee approved employee grants at its regularly scheduled quarterly meetings. Approval of annual stock option grants for executive officers occurred at the quarterly Compensation Committee meeting in June. In January 2008, the Compensation Committee convened and approved additional grants to 300 employees under our CEO Award Grant program.

The Compensation Committee approves stock option grants to newly hired executive officers at the quarterly meeting following the executive's hire date. It also approves promotion grants at the Compensation Committee meeting at which the promotion is approved, or at the next quarterly Compensation Committee meeting following the promotion.

The 2006 Employee Stock Plan expired in March 2008. In November 2007, our stockholders approved the 2008 Employee Stock Plan which became effective March 21, 2008. With limitations, additional types of securities will be available for use in fiscal year 2009 under the 2008 Employee Stock Plan, such as Restricted Stock and Restricted Stock Units.

Stock Grant Policies

Our Board of Directors has established the following policies to govern the granting of stock options:

Limitation on Number of Options Granted

The aggregate number of shares underlying equity awards granted under our 2006 and 2008 Employee Stock Plans will not exceed 2.5 percent per year of our outstanding common stock during any given fiscal year. The 2.5 percent limitation calculation is based on gross awards and is not net of cancellations. In calculating whether the 2.5 percent limitation has been reached, no equity awards issued in connection with a merger, acquisition, or similar business combination or the appointment of new senior executive officers, such as a chief executive officer, chief financial officer, or chief operating officer, will be counted toward the total.

For fiscal year 2008, the aggregate number of option grants represented less than 2.5 percent of our common shares outstanding as of January 31, 2008.

Prohibition Against Stock Option Repricing

Repricing of stock options in all of our equity plans including our 2006 and 2008 Employee Stock Plans and 2000 Directors Option Plan is prohibited. A similar policy was in place for our prior employee stock plan.

Nonqualified Stock and Incentive Stock Options

In general, we issue only nonqualified stock options to employees and executives, with the exception of grants to those executive officers subject to the stock ownership guidelines described below. Our 2006 and 2008 Employee Stock Plans limit the use of incentive stock options (ISOs) because of the heavier financial burden they place on the Company. However, because ISOs provide special tax advantages to the recipient if the stock is held for a certain period of time following exercise, we provide ISOs to certain executive officers to facilitate their meeting our stock ownership guidelines discussed below. ISOs are granted to these few individuals only to the extent allowable by applicable Internal Revenue Code limits. Any excess options are nonqualified stock options.

Stock Option Grant Exercise Price

For fiscal year 2008, the exercise price for stock option grants equaled the fair market value of the Company's common stock on the date of grant. This is defined as the closing price quoted on the Nasdaq Global Select Market on the grant date.

Option Grant Vesting and Expiration

All stock options granted in fiscal year 2008 vest according to the nature of the grant and the level of the recipient. All stock options granted in fiscal year 2008, with the exception of the special CEO Award Grants, expire six years from the date of grant.

- *Executive Officer and all other vice president grants* (new hire, promotion and performance grants) have four-year vesting, with one-fourth of the total grant vesting on each grant anniversary date for four years, except our Executive Chairman, Ms. Bartz, who received an option grant that vests over two years.
- *Other non-vice president grants* (key new hire, promotion, performance grants) have three-year vesting, with one-third of the total grant vesting on each grant anniversary date for three years.
- *Standard new hire grants (50 to 100 shares, depending on country)* vest in full on the one-year anniversary of the grant date.
- *CEO Award Grant (up to 1,000 shares depending on recipient)* vest in full on the 18 month anniversary of the grant date and expire four years from the date of grant. These CEO Award grants were awarded to 300 employees below the vice president level by a special nomination process to recognize outstanding achievements.

Stock Ownership Guidelines for Executive Officers

The Board of Directors believes that stock ownership by executive officers is important to tie management to the risks and rewards inherent in stock ownership of the Company. The voluntary guidelines for stock ownership adopted by the Board in December 2004 provide that, within a four-year period, executive officers should attain an investment position in our stock equal to a multiple of their base salary. Converting a portion of management's stock options into shares encourages long-term ownership in the Company and helps align the interests of executive officers and stockholders.

Stock ownership guidelines are as follows:

Position	Ownership Guidelines
Executive Chairman	5,000 shares
Chief Executive Officer	5 times base salary
Executive Vice President*	3 times base salary*
Chief Financial Officer	2 times base salary
Senior Vice President	2 times base salary

* Stock Ownership Guidelines for Executive Vice President were introduced in December 2007, following the promotion of Mr. Bado to Executive Vice President Worldwide Sales.

The stock ownership guidelines are applicable only to those executive officers who are also subject to Section 16 of the Exchange Act. The guidelines apply so that the executive has four years from adoption of the guidelines in December 2004, or assumption of a new, higher-level position, to achieve the recommended levels of stock ownership, whichever is later. The executive can achieve the recommended levels through exercising vested stock options or by purchasing stock either in the open market or through the Employee Stock Purchase Plan. Only stock that is owned outright is applied toward meeting the guidelines.

The stock value is considered at the time each year when progress towards achievement of the guidelines is assessed by the Compensation Committee. In its December 2007 meeting, the Compensation Committee determined that amount of stock owned by Carol A. Bartz, George M. Bado and Alfred J. Castino was consistent with the levels recommended by the guidelines. Mr. Bass and Ms. Becker have two years and one year, respectively, to achieve the amounts recommended for their positions. During the December 2007 meeting, the Compensation Committee evaluated the effectiveness of the guidelines in promoting greater executive stock ownership and considered several programs for implementation in fiscal 2009 to further encourage all executive officers to achieve the stock ownership guidelines within the applicable time frame. In order to accelerate achievement of the guidelines, the Compensation Committee will continue to review and evaluate the executive officers' progress and may, from time to time, consider additional programs to encourage stock ownership.

Proxy Materials

Tax and Accounting Considerations

In designing our compensation programs, we have considered tax and accounting implications, including the following.

- *Accounting for Stock-Based Compensation*—We account for stock-based compensation in accordance with the requirements of FASB Statement 123R. We also take into consideration FASB Statement 123R and other generally accepted accounting principles in determining changes to policies and practices for its stock-based compensation programs.
- *Change in Control Program*—We have structured our Change in Control program so that in the event payment of benefits constitutes a "parachute" payment under Section 280G of the Internal Revenue Code, we will revise and limit the payment so that we do not incur additional tax burden on behalf of the participant. For more information, refer to the "Executive Change in Control Program" section on page 38.
- *Executive Incentive Plan*—The EIP is structured to comply with the requirements of Section 162(m) of Internal Revenue Code, which allow certain payments under the plan to be deductible for federal income tax purposes.

Post-Employment Obligations

Employment Agreements

Two of our Named Executive Officers have negotiated employment agreements with the Company: Carl Bass, our CEO, and Carol Bartz, our Executive Chairman. These agreements provide general protection for these individuals in the event of termination without cause or resignation for good reason (including change of control). We believe that in the cases of Mr. Bass and Ms. Bartz, their employment agreements provide a valuable tool to retain their services. In the case of Mr. Bass we believe that the protections afforded to him in the event of a change of control provide us with an increased level of confidence that he will remain with the Company for some period of time after a change of control. This in turn provides continuity in the event of a change in control, which we believe may ultimately enhance stockholder value, and discourages benefits simply for consummating a change in control in the Company. Ms. Bartz's employment agreement provides for certain immediate benefits in the event of a change in control. We believe that this automatic right for Ms. Bartz is appropriate in her role as Executive Chairman. Details of the agreements for Mr. Bass and Ms. Bartz can be found beginning on page 38.

Executive Change in Control Program

In March 2006, the Board of Directors approved an amended Executive Change in Control Program, in an effort to ensure the continued service of our key executives in the event of a future change of control of the Company. Each Named Executive Officer, among other employees, participates in the Change in Control Program. Under the terms of this program, if within 12 months of a change of control (as defined below) an executive officer who participates in the program is terminated without cause, or voluntarily terminates his or her employment for good reason, he or she will receive the following:

- An amount equal to the executive officer's annual base compensation and average annual bonus, payable bimonthly over a 12-month period;
- Acceleration of the executive officer's stock options that would have vested within the 12 months following the date of the executive officer's termination; and
- Continued coverage of medical, dental, and vision insurance until the earlier of 12 months from the date of termination or when he or she becomes covered under another employer's benefits plan.

If the executive officer is terminated for any other reason, he or she will receive severance or other benefits only to the extent he or she would be entitled to receive those benefits under our then-existing benefit plans and policies. If the benefits provided under the Change in Control Program constitute parachute payments under Section 280G of the Internal Revenue Code and are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such benefits will be either (1) delivered in full or (2) delivered to such lesser extent that would result in no portion of the benefits being subject to the excise tax, whichever results in the receipt of the greatest amount of benefits.

As defined in the Change in Control Program, a "Change in Control" occurs if the Company is sold or merges with another corporation, if an individual acquires 50 percent or more of the total voting power represented by voting securities, or if the composition of the Board changes substantially.

We believe that the Change in Control Program provides us with a valuable tool to retain the services of our executives and provide us with some increased level of confidence that our executives will remain with the Company for some period of time after a change in control. This in turn provides continuity in the event of a change in control, which we believe may ultimately enhance stockholder value, and discourages benefits simply for consummating a change in control of the Company.

Compensation Committee Report

The Compensation and Human Resources Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation and Human Resources Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION AND HUMAN RESOURCES
COMMITTEE OF THE BOARD OF DIRECTORS

Crawford W. Beveridge, Chairman
Michael J. Fister
Per-Kristian Halvorsen

Summary Compensation Table and Narrative Disclosure

This narrative discussion, as well as the table and footnotes below, provide a summary of our Named Executive Officers' compensation for the fiscal years ended January 31, 2008 and 2007. The Named Executive Officers are Carl Bass (Chief Executive Officer and President), Alfred Castino (Chief Financial Officer), and the next three most highly compensated individuals who were serving as executive officers of Autodesk on January 31, 2008, the last day of our most recent fiscal year. Our Named Executive Officers in both fiscal 2008 and 2007 were the same. For information on our compensation objectives, see the discussion under the heading "Compensation Discussion and Analysis."

Salary—Named Executive Officers are paid a salary which reflects the dollar value of cash base salary earned by each executive during the fiscal year. We did not provide equity or other non-cash items to our Named Executive Officers as salary compensation during fiscal 2008 or 2007.

Option Awards—The value of option awards, as may be included in the following table, represents the fair value of stock options vested during the respective fiscal years. The fair value of stock options vested during a fiscal year is equal to the stock-based compensation expense recognized during the fiscal year for financial statement reporting purposes in accordance with FAS 123(R), disregarding an estimate of forfeitures related to service-based vesting conditions. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in our fiscal year 2008 Annual Report on Form 10-K filed on March 28, 2008. These amounts do not correspond to the actual value that will be realized by the Named Executive Officers upon exercise or sale of such awards.

Non-Equity Incentive Plan Compensation—Non-equity incentive plan compensation represents (1) amounts earned for services performed during the relevant fiscal year pursuant to our Executive Incentive Plan for all executives shown, except for Mr. Bado, and (2) amounts earned for services performed by Mr. Bado pursuant to Autodesk's Executive Incentive Plan and for sales commissions and sales bonuses earned, as shown below. Amounts earned under the Executive Incentive Plan are payable by their terms in the first quarter of the following fiscal year.

All Other Compensation—This column represents all other compensation for the relevant fiscal year not reported in the previous columns, such as payment of insurance premiums, reimbursement of certain tax expenses, personal gifts and related tax gross ups, resort travel and lodging, temporary housing expenses, Autodesk's matching contributions to pre-tax savings plans, and transportation expenses. Except as disclosed below, items included in this category do not exceed the greater of $25,000 or 10 percent of the total amount of perquisites received by such Named Executive Officer.

The table below presents information concerning the total compensation of our Named Executive Officers for the fiscal years ended January 31, 2008 and 2007.

Name and Principal Position	Fiscal Year	Salary ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Carl Bass,	2008	$783,333	$5,381,813	$ 800,000	$ 22,415	$6,987,561
Chief Executive Officer and President(a)	2007	643,750	4,435,427	1,000,000	3,500	6,082,677
Carol A. Bartz,	2008	500,000	3,954,383	—	38,368	4,492,751
Executive Chairman(a)(b)	2007	612,500	4,265,610	—	1,181,886	6,059,996
Alfred J. Castino,	2008	395,000	926,604	275,000	4,053	1,600,657
Senior Vice President and Chief Financial Officer	2007	366,667	935,551	278,000	4,015	1,584,233
George M. Bado,	2008	483,000	871,544	414,297	473,957	2,242,798
Executive Vice President, Worldwide Sales and Services(c)	2007	360,000	997,814	245,296	28,635	1,631,745
Jan Becker,	2008	302,501	878,787	240,000	18,684	1,439,972
Senior Vice President, Human Resources	2007	307,500	844,917	233,000	3,563	1,388,980

(a) Mr. Bass became Chief Executive Officer and President on May 1, 2006. Immediately prior to becoming CEO, Mr. Bass was Chief Operating Officer. Ms. Bartz resigned as Chief Executive Officer and President, and became Executive Chairman effective April 30, 2006.

(b) During fiscal 2008, Ms. Bartz's other compensation included reimbursement for organization dues of $16,039 plus a tax gross-up of $13,526. During fiscal 2007, Ms. Bartz's other compensation included post-employment health and dental benefits with an actuarially determined present value of $631,986 plus a $421,324 tax gross-up, and a Company gift for appreciation of years of service as CEO costing $67,500 plus an associated $33,889 tax gross-up.

(c) Mr. Bado's Non-Equity Incentive Plan Compensation consists of amounts earned pursuant to our Executive Incentive Plan and sales commissions and sales bonuses earned during fiscal 2008 and 2007, respectively, as shown below. Sales bonuses and commissions are paid quarterly for the previous quarter's bonuses and commissions earned.

	Fiscal 2008	Fiscal 2007
Executive Incentive Plan	$ 80,000	$ 60,000
Sales commissions	298,297	155,296
Sales bonus	36,000	30,000
Total:	$414,297	$245,296

During fiscal 2008, Mr. Bado's other compensation included reimbursement of taxes, interest and penalties incurred by Mr. Bado in relation to 409A costs of $146,286 plus a $128,430 tax gross-up, a $127,075 bonus paid to Mr. Bado for the increase in the exercise price of his options in connection with our 2007 voluntary review of historical stock option granting practices, reimbursement of temporary housing costs of $25,000 plus an associated $13,911 tax gross-up and reimbursement for organization dues of $15,771 plus a tax gross-up of $13,300.

Grants of Plan-Based Awards in Fiscal 2008

Grants of plan-based awards reflect grants made to our Named Executive Officers under non-equity incentive plans and option award plans during fiscal 2008. It includes amounts payable under the Executive Incentive Plan for performance during fiscal 2008, and options granted under the 2006 Employee Stock Plan during fiscal 2008 that are not performance based, but whose value is tied to the price of our stock. The actual amounts paid under our Executive Incentive Plan for fiscal 2008 were determined by the Compensation Committee in March 2008 and are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table and Narrative Discussion" above. Options granted under the 2006 Employee Stock Plan during fiscal 2008 vest over a four year period at a rate of 25 percent per year. See "Change in Control Arrangements and Employment Agreements " below for a further description of certain terms relating to these awards. Payments made under the Equity Incentive Plan and stock-based compensation expense from the 2006 Employee Stock Plan are included in the Summary Compensation Table and do not constitute additional compensation. See "Compensation Discussion and Analysis" above for further discussion of the role of plan based awards in our overall executive compensation program.

The following table presents information concerning grants of plan-based awards to each of the Named Executive Officers during the fiscal year ended January 31, 2008:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a)			All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Options (#)	Awards ($/Sh)	Awards($)(b)
Carl Bass	6/14/2007	$—	$ —	$ —	375,000	$45.29	$5,867,775
	3/22/2007	—	800,000	1,520,000	—	—	—
Carol A. Bartz(c)	6/14/2007	—	—	—	50,000	45.29	782,370
	3/22/2007	—	—	—	—	—	—
Alfred J. Castino	6/14/2007	—	—	—	50,000	45.29	782,370
	3/22/2007	—	300,000	570,000	—	—	—
George M. Bado(d)	6/14/2007	—	—	—	85,000	45.29	1,330,029
	8/6/2007	—	—	—	30,000	17.53	(456,156)
	3/22/2007	—	320,000	N/A	—	—	—
Jan Becker	6/14/2007	—	—	—	50,000	45.29	782,370
	3/22/2007	—	243,750	463,125	—	—	—

(a) Reflects threshold, target and maximum dollar amounts payable under the Executive Incentive Plan for performance during fiscal 2008, as described in "Compensation Discussion and Analysis – Elements of Executive Compensation Programs." "Threshold" refers to the minimum amount payable for a certain level of performance; "Target" refers to the amount payable if specified performance targets are reached; and "Maximum" refers to the maximum payout possible. Mr. Bado's amount in the "Target" column includes a fiscal 2008 target Executive Incentive Plan award of $80,000 and target commissions of $240,000. Mr. Bado's maximum Executive Incentive Plan award is $152,000, or 190 percent of his target award; commissions do not have a preset maximum limit.

(b) Reflects the grant date fair value of each equity award, excluding an estimate of forfeitures related to service-based vesting conditions, computed in accordance with FAS 123(R). The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K filed on March 28, 2008. These amounts do not correspond to the actual value that will be realized by the Named Executive Officers upon exercise or sale of such award.

(c) When Ms. Bartz entered into her employment agreement in January 2007, she voluntarily agreed to receive no Executive Incentive Plan award.

(d) Mr. Bado's award on August 6, 2007, reflects an option award that was amended and re-priced from $16.42 per share to $17.53 per share as a result of our 2007 voluntary review of historical stock option granting practices. The amount in the Grant Date Fair Value of Option Awards column represents the difference between the original grant date fair value and the grant date fair value of the amended and re-priced option award.

Outstanding Equity Awards at 2008 Fiscal Year End

The following table presents information concerning unexercised options for each Named Executive Officer outstanding as of January 31, 2008. This table includes options granted under the 2006 Employee Stock Plan and the 1996 Stock Plan, as described above. Unless otherwise indicated, all options granted to Named Executive Officers vest at the rate of 25 percent per year over the first four years of the option term. The amount recognized for financial statement reporting purposes under FAS 123(R), disregarding any estimates of forfeitures related to service based vesting conditions, is included in the Fiscal 2008 Summary Compensation Table above. We have not granted stock awards to our Named Executive Officers, and accordingly no shares were outstanding under any such awards as of January 31, 2008.

	Option Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Carl Bass	3/8/2002	50,000	—	$11.00	3/8/2012
	9/25/2003	60,000	—	8.73	9/25/2013
	3/18/2004	93,750	62,500	14.40	3/18/2014
	6/28/2004	100,000	50,000	20.69	6/28/2014
	3/10/2005	93,750	125,000	30.15	3/10/2012
	3/9/2006	187,500	562,500	38.00	3/9/2012
	6/14/2007	—	375,000	45.29	6/14/2013
Carol A. Bartz	3/8/2002	630,912	—	11.00	3/8/2012
	9/25/2003	36,420	—	8.73	9/25/2013
	3/18/2004	750,000	250,000	14.40	3/18/2014
	3/10/2005	—	250,000	30.15	3/10/2012
	6/14/2007	—	50,000(a)	45.29	6/14/2013
Alfred J. Castino	3/18/2004	66,500	37,500	14.40	3/18/2014
	3/10/2005	45,000	45,000	30.15	3/10/2012
	3/9/2006	13,750	41,250	38.00	3/9/2012
	6/14/2007	—	50,000	45.29	6/14/2013
George M. Bado	3/10/2005	—	45,000	30.15	3/10/2012
	3/9/2006	11,250	33,750	38.00	3/9/2012
	6/14/2007	—	85,000	45.29	6/14/2013
	4/5/2004	—	30,000(b)	17.53	4/5/2014
Jan Becker	3/8/2002	50,000	—	11.00	3/8/2012
	3/13/2003	30,000	—	7.37	3/13/2013
	9/25/2003	20,000	—	8.73	9/25/2013
	3/18/2004	20,000	30,000	14.40	3/18/2014
	3/10/2005	5,000	45,000	30.15	3/10/2012
	3/9/2006	13,750	41,250	38.00	3/9/2012
	6/14/2007	—	50,000	45.29	6/14/2013

(a) Options vest at a rate of 50 percent per year on the anniversary of each of the first two years from the grant date.

(b) Represents options amended and re-priced from $16.42 to $17.53 per share as a result of our 2007 voluntary review of historical stock option granting practices. Such options vest at a rate of 50 percent per year on the anniversary of each of the third and fourth years from the grant date.

Option Exercises and Stock Vested at 2008 Fiscal Year End

The following table presents certain information concerning the exercise of options by each of the Named Executive Officers during the fiscal year ended January 31, 2008. We have not granted stock awards to Named Executive Officers, and accordingly no shares were acquired upon vesting of stock awards for any of the Named Executive Officers during the fiscal year ended January 31, 2008.

	Option Awards	
Name of Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(a)
Carl Bass	96,673	$ 3,292,508
Carol A. Bartz	1,384,317	45,214,592
Alfred J. Castino	150,315	4,309,805
George M. Bado	145,653	4,133,034
Jan Becker	393,095	13,441,176

(a) Reflects the difference between (i) the market price of Autodesk Common Stock at the time of exercise on the exercise date and (ii) the exercise price of the option.

Proxy Materials

Nonqualified Deferred Compensation for Fiscal Year 2008

Under our Nonqualified Deferred Compensation Plan, certain executives (including Named Executive Officers) may defer compensation earned as salary, commissions or awards under the Executive Incentive Plan. Deferral elections are made by eligible executives each year during the "open enrollment" period (November or December) for amounts to be earned in the following year. An executive may defer all or a portion of his or her annual salary, commissions and Executive Incentive Plan awards under this plan. The Company does not make any contribution for executives under the Nonqualified Deferred Compensation Plan.

The following table presents information regarding non-qualified deferred compensation activity for each listed officer during the fiscal year ended January 31, 2008.

Name	Executive Contributions in Last Fiscal Year ($)(a)	Aggregate Earnings/ (Losses) in Last Fiscal Year ($)(b)	Aggregate Withdrawals/ Distributions ($)(c)	Aggregate Balance at Last Fiscal Year End ($)
Carl Bass	$ —	$ —	$ —	$ —
Carol A. Bartz	444,116	(1,213,522)	965,057	8,608,418
Alfred J. Castino	—	—	—	—
George M. Bado	57,388	6,238	—	728,811
Jan Becker	116,500	36,589	—	1,421,574

(a) Except for Ms. Bartz, contributions in this column represent Executive Incentive Plan awards earned in the previous fiscal year but paid in fiscal 2008. Contributions in this column for Ms. Bartz include $33,795, which is reported as fiscal year 2008 salary in the Summary Compensation Table, and $410,321, which is reported as fiscal year 2007 salary in the Summary Compensation Table.

(b) None of the earnings in this column is included in the Fiscal 2008 Summary Compensation Table because they are not considered preferential or above market.

(c) Reflects a voluntary distribution during fiscal 2008 of salary and non-equity incentive plan compensation contributed to the non-qualified deferred compensation plan in previous years.

Change in Control Arrangements and Employment Agreements

In an effort to ensure the continued service of our key executives in the event of a change in control, each of our current executive officers, among other employees, participate in an amended and restated Executive Change in Control Program (the "Program") that was approved by the Board of Directors in March 2006. In addition, Mr. Bass and Ms. Bartz have change in control provisions in their respective employment agreements, as noted below.

Executive Change in Control Program

Under the terms of the Executive Change in Control Program, if, within twelve months of a change in control, an executive officer who participates in the Program is terminated without cause, or voluntarily terminates their employment on account of good reason, as cause and good reason are defined in the Program, the executive officer will receive, upon execution of a release and one-year non competition agreement:

- An amount equal to the executive officer's annual base compensation and average annual bonus, payable bimonthly over a 12 month period;
- The acceleration of the executive officer's stock options that would have vested within the 12 months following the date of the executive officer's termination; and
- Continued coverage of medical, dental and vision insurance until the earlier of 12 months from the date of termination or when the executive officer becomes covered under another employer's employee benefit plans.

If the executive officer is terminated for any other reason, they will receive severance or other benefits only to the extent that they would be entitled to receive under our then-existing benefit plans and policies. If the benefits provided under the Program constitute parachute payments under Section 280G of the Internal Revenue Code and are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such benefits will be (1) delivered in full, or (2) delivered to such lesser extent that would result in no portion of the benefits being subject to the excise tax, whichever amount results in the receipt of the greatest amount of benefits.

Employment Agreement with Carl Bass

In December 2006, the Company entered into an employment agreement with Carl Bass that provides for, among other things, certain payments and benefits to be provided to Mr. Bass in the event his employment is terminated without "cause" or he resigns for "good reason," including in connection with a "change of control" of the Company, as each such term is defined in Mr. Bass's employment agreement.

In the event Mr. Bass's employment is terminated by the Company without cause or if Mr. Bass resigns for good reason, and such termination is not in connection with a change of control, Mr. Bass will receive (i) continued payment of his then current base salary plus his target annual incentive compensation under the Executive Incentive Plan for the year in which the termination occurs, for 12 months, (ii) accelerated vesting for 12 months of his then outstanding, unvested equity awards (other than awards that vest based on performance), (iii) a period of not less than 6 months to exercise any vested stock options that were granted to Mr. Bass on or after the date he entered into his employment agreement, and (iv) reimbursement for premiums paid for continued health benefits for Mr. Bass and his eligible dependents until the earlier of 12 months following termination or the date Mr. Bass becomes covered under similar health plans. In addition, Mr. Bass is subject to non-solicitation and non-competition covenants for 12 months following a termination that gives rise to the severance benefits discussed above.

If, in connection with a change of control, Mr. Bass's employment is terminated by the Company without cause or if Mr. Bass resigns for good reason, Mr. Bass will receive (i) a lump sum payment in an amount equal to 100 percent of his then current annual base salary plus his target annual incentive compensation under the Executive Incentive Plan for the year in which the termination occurs, (ii) accelerated vesting for 24 months of his then outstanding, unvested equity awards (other than awards that vest based on performance), (iii) a period of not less than 6 months to exercise any vested stock options that were granted to Mr. Bass on or after the date of the Bass Agreement, and (iv) reimbursement for premiums paid for continued health benefits for Mr. Bass and his eligible dependents until the earlier of 12 months following termination or the date Mr. Bass becomes covered under similar health plans.

Employment Agreement with Carol A. Bartz

In January 2007, the Company entered into an employment agreement with Carol A. Bartz that provides for, among other things, certain payments and benefits to be provided to Ms. Bartz upon a "change of control" of the Company or in the event her employment is terminated without "cause" or she resigns for "good reason," as each such term is defined in Ms. Bartz's employment agreement. In addition, at the end of Ms. Bartz's employment with the Company, Ms. Bartz and her eligible dependents will receive continued health care coverage as follows: (i) if Ms. Bartz validly elects to continue coverage under COBRA, the Company will reimburse Ms. Bartz for premiums paid for a period of 12 months; (ii) after Ms. Bartz's coverage under COBRA ends and prior to Ms. Bartz reaching the age of 65, the Company will pay premiums for insurance that provides health and dental benefits substantially comparable to those provided under the Company's health plans, and in addition will pay for a primary physician under a concierge plan and a medical advocacy service to assist in processing claims; and (iii) after Ms. Bartz reaches the age of 65, Medicare shall become the primary health care provider, provided that the Company shall pay the cost of a supplemental insurance to maintain the same level of health coverage specified in (ii) above and will continue to pay the cost of a primary physician under a concierge plan and a medical advocacy service to assist in processing claims. Such coverage will end upon Ms. Bartz's death or Ms. Bartz becoming eligible under another employer's health plan, provided that, if there has been no termination of coverage at the time of Ms. Bartz's death, coverage will continue to be provided to Ms. Bartz's spouse to the extent reasonably possible. The continued health care coverage will be subject to Ms. Bartz signing and not revoking a separation and release of claims and abiding by the terms of a non-competition and non-solicitation agreement for 12 months.

In the event Ms. Bartz's employment is terminated by the Company without cause or if Ms. Bartz resigns for good reason, Ms. Bartz will receive (i) the continued health care coverage discussed above, and (ii) immediate vesting of all outstanding, unvested stock options. Upon a change of control of the Company, Ms. Bartz will receive (i) immediate vesting of all outstanding, unvested stock options, and (ii) any additional benefits described in the Company's Executive Change in Control Program. Such severance benefits will be subject to Ms. Bartz signing and not revoking a separation and release of claims and abiding by the terms of a non-solicitation agreement for 12 months.

In addition, in the event of Ms. Bartz's employment terminates due to death or disability, then Ms. Bartz will receive immediate vesting of all outstanding, unvested stock options.

Potential Payments Upon Termination or Change of Control

The tables below list the estimated amount of compensation payable to each of the Named Executive Officers in the event of voluntary termination, involuntary not-for-cause termination, for cause termination, termination following a change in control and termination in the event of disability or death of the executive. The amounts shown assume that such termination was effective as of January 31, 2008, and include amounts earned through such time for all components of compensation, benefits and perquisites payable under the Executive Change in Control Program. Amounts for Mr. Bass and Ms. Bartz also include certain items specified in their employment agreements, discussed above. Estimated amounts for share-based compensation are based on the closing price of our common stock on the Nasdaq Global Select Market as of January 31, 2008, which was $41.15 per share. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company.

Carl Bass:

Executive Benefits and Payments	Voluntary Termination on 1/31/2008($)	Involuntary Not For Cause or Voluntary For Good Reason (Except Change in Control) Termination on 1/31/2008($)	For Cause Termination on 1/31/2008($)	Involuntary Not For Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2008($)	Disability on 1/31/2008($)	Death on 1/31/2008($)
Compensation:						
Base Salary(1)	$ —	$ 800,000	$ —	$ 800,000	$ —	$ —
Executive Incentive Plan (EIP)(2)	800,000	1,600,000	800,000	1,600,000	800,000	800,000
Stock Options(3)	—	5,786,281	—	9,223,137	—	—
Benefits and perquisites:						
Health Insurance(4)	—	17,394	—	17,394	—	—
Disability Income(5)	—	—	—	—	2,652,506	—
Accidental Death or Dismemberment(6)	—	—	—	—	—	—
Life Insurance(7)	—	—	—	—	—	1,500,000
Accrued Vacation Pay	73,846	73,846	73,846	73,846	73,846	73,846
Total Executive Benefits and Payments Upon Separation	$873,846	$8,277,522	$873,846	$11,714,378	$3,526,352	$2,373,846

Carol A. Bartz:

Executive Benefits and Payments	Voluntary Termination on 1/31/2008($)	Involuntary Not For Cause or Voluntary For Good Reason (Except Change in Control) Termination on 1/31/2008($)	For Cause Termination on 1/31/2008($)	Change in Control Without Termination on 1/31/2008($)	Involuntary Not For Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2008($)	Disability on 1/31/2008($)	Death on 1/31/2008($)
Compensation:							
Base Salary(1)	$ —	$ —	$ —	$ —	$ 500,000	$ —	$ —
Executive Incentive Plan (EIP)(2)	—	—	—	—	—	—	—
Stock Options(3)	—	5,037,000	—	5,037,000	5,037,000	5,037,000	5,037,000
Benefits and perquisites:							
Health Insurance(4)	1,053,310	1,053,310	1,053,310	—	1,053,310	1,053,310	317,840
Disability Income(5)	—	—	—	—	—	1,286,583	—
Accidental Death or Dismemberment(6)	—	—	—	—	—	500,000	500,000
Life Insurance(7)	—	—	—	—	—	—	1,000,000
Accrued Vacation Pay	92,308	92,308	92,308	—	92,308	92,308	92,308
Total Executive Benefits and Payments Upon Separation	$1,145,618	$6,182,618	$1,145,618	$5,037,000	$6,682,618	$7,969,200	$6,947,148

Alfred J. Castino:

Executive Benefits and Payments	Voluntary Termination on 1/31/2008($)	Involuntary Not For Cause or Voluntary For Good Reason (Except Change in Control) Termination on 1/31/2008($)	For Cause Termination on 1/31/2008($)	Involuntary Not For Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2008($)	Disability on 1/31/2008($)	Death on 1/31/2008($)
Compensation:						
Base Salary(1)	$ —	$ —	$ —	$ 400,000	$ —	$ —
Executive Incentive Plan (EIP)(2)	275,000	275,000	275,000	576,000	275,000	275,000
Stock Options(3)	—	—	—	950,383	—	—
Benefits and perquisites:						
Health Insurance(4)	—	—	—	17,394	—	—
Disability Income(5)	—	—	—	—	1,906,220	—
Accidental Death or Dismemberment(6)	—	—	—	—	400,000	400,000
Life Insurance(7)	—	—	—	—	—	1,200,000
Accrued Vacation Pay	32,308	32,308	32,308	32,308	32,308	32,308
Total Executive Benefits and Payments Upon Separation	$307,308	$307,308	$307,308	$1,976,085	$2,613,528	$1,907,308

George M. Bado:

Executive Benefits and Payments	Voluntary Termination on 1/31/2008($)	Involuntary Not For Cause or Voluntary For Good Reason (Except Change in Control) Termination on 1/31/2008($)	For Cause Termination on 1/31/2008($)	Involuntary Not For Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2008($)	Disability on 1/31/2008($)	Death on 1/31/2008($)
Compensation:						
Base Salary(1)	$ —	$ —	$ —	$ 480,000	$ —	$ —
Executive Incentive Plan(2)	80,000	80,000	80,000	151,667	80,000	80,000
Sales commissions and bonus(8)	155,279	155,279	155,279	155,279	155,279	155,279
Stock options(3)	—	—	—	826,240	—	—
Benefits and perquisites:						
Health Insurance(4)	—	—	—	17,394	—	—
Disability Income(5)	—	—	—	—	2,204,225	—
Accidental Death or Dismemberment(6)	—	—	—	—	1,500,000	1,500,000
Life Insurance(7)	—	—	—	—	—	800,000
Accrued Vacation Pay	44,308	44,308	44,308	44,308	44,308	44,308
Total Executive Benefits and Payments Upon Separation	$279,587	$279,587	$279,587	$1,194,887	$3,983,812	$2,579,587

Jan Becker:

Executive Benefits and Payments	Voluntary Termination on 1/31/2008($)	Involuntary Not For Cause or Voluntary For Good Reason (Except Change in Control) Termination on 1/31/2008($)	For Cause Termination on 1/31/2008($)	Involuntary Not For Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2008($)	Disability on 1/31/2008($)	Death on 1/31/2008($)
Compensation:						
Base Salary(1)	$ —	$ —	$ —	$ 325,000	$ —	$ —
Executive Incentive Plan (EIP)(2)	240,000	240,000	240,000	497,667	240,000	240,000
Stock Options(3)	—	—	—	896,089	—	—
Benefits and perquisites:						
Health Insurance(4)	—	—	—	17,008	—	—
Disability Income(5)	—	—	—	—	1,713,099	—
Accidental Death or Dismemberment(6)	—	—	—	—	325,000	325,000
Life Insurance(7)	—	—	—	—	—	650,000
Accrued Vacation Pay	3,750	3,750	3,750	3,750	3,750	3,750
Total Executive Benefits and Payments Upon Separation	$243,750	$243,750	$243,750	$1,739,513	$2,281,849	$1,218,750

(1) *Base Salary:* For Mr. Bass and Ms. Bartz, the amounts shown would be paid in accordance with their respective employment agreements. For Mr. Castino, Mr. Bado and Ms. Becker, the amounts shown would be paid in accordance with the Executive Change in Control Program.

(2) *Executive Incentive Plan (EIP):* For Mr. Bass, amounts reflect payments in accordance with his employment agreement. Ms. Bartz does not participate in the Executive Incentive Plan. For Mr. Castino, Mr. Bado and Ms. Becker, amounts in the Voluntary Termination, Involuntary Not for Cause or Voluntary for Good Reason (Except in Change in Control) and For Cause Termination columns reflect the sum of the fiscal 2008 bonus already earned under the Executive Incentive Plan, and the amounts in the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) column are the sum of the fiscal 2008 bonus already earned under the Executive Incentive Plan and a severance bonus equal to the average of the last three years' bonuses under the Autodesk Change in Control Program.

(3) *Stock Options:* For Mr. Castino, Mr. Bado and Ms. Becker, amounts shown in the Involuntary Not for Cause or Voluntary For Good Reason columns reflect the value of their outstanding stock options that would normally have vested in the twelve months following their separation but are accelerated (i.e., vest immediately on the date of separation) in accordance with the Autodesk Change in Control Program agreement. For Mr. Bass, in accordance with his employment agreement, the amount shown in the Involuntary Not for Cause or Voluntary for Good Reason (Except Change in Control) column reflects the value realized upon immediate vesting of his options normally vesting in the twelve months following his separation; in the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) column, the amount shown reflects the value realized upon immediate vesting of his options normally vesting in the twenty-four months following his separation. For Ms. Bartz, in accordance with her employment agreement, the amounts shown in the Involuntary Not For Cause (Except Change in Control), Change in Control without Termination, Involuntary Not for Cause (Change in Control), Disability and Death columns all reflect immediate vesting of all of her outstanding stock options.

(4) *Health Insurance:* For Mr. Bass, in accordance with his employment agreement, these amounts represent the cost of continuing coverage for Mr. Bass and his dependents for twelve months. For Ms. Bartz, in

accordance with her employment agreement, these amounts reflect the present value (including tax gross-up) of postemployment heath coverage; the amount shown in the Death column represents continuing spousal coverage. For all other executives, these amounts represent the cost of continuing coverage for each executive and their dependents for twelve months in accordance with the Autodesk Change in Control Program.

(5) *Disability Income:* Reflects the estimated present value of all future payments to each executive under the Company's disability program, which represent 100 percent of salary for the first 90 days, and then 66-2/3 percent of salary thereafter, with a maximum of $20,000 per month, until the age of 65. These payments would be made by the insurance provider, not by Autodesk.

(6) *Accidental Death or Dismemberment:* Reflects the lump-sum amount payable to each executive or his or her beneficiaries by Autodesk's insurance provider in the event of each executive's accidental death. There is also a prorated lump sum payment for dismemberment. The amount shown as payable upon dismemberment is based upon the payout for the most severe dismemberment under the plan.

(7) *Life Insurance:* Reflects the lump-sum amount payable to beneficiaries by Autodesk's insurance provider in the event of each executive's death.

(8) *Sales Commissions and Bonus:* Reflects amounts earned in the fourth quarter of fiscal 2008 by Mr. Bado that will be paid in the following fiscal year.

Proxy Materials

Compensation of Directors

During fiscal 2008, our non-employee directors were eligible to receive the annual compensation set forth below:

Member of the Board of Directors	$ 75,000
Lead Director	an additional $25,000
Chair of the Audit Committee	an additional $25,000
Chair of the Compensation and Human Resources Committee	an additional $20,000
Chair of the Corporate Governance and Nominating Committee	an additional $10,000

No later than December 31 of the year prior to a director's re-election to the Board of Directors, each director may elect to receive up to fifty percent of their annual fee in cash, with the balance paid in the form of restricted stock issued at a rate of $1.20 worth of stock for each $1.00 of cash compensation foregone. The restricted stock is issued on the date of the annual meeting of stockholders and vests on the date of the annual meeting of stockholders in the following year, provided that the recipient is a director on such date. If elected, cash compensation is accrued monthly and paid quarterly, in arrears. For fiscal 2008, all of the non-employee directors elected to receive 100 percent of their annual fees as restricted stock.

Additionally, the Company's 2000 Directors' Option Plan provides for the automatic grant of nonstatutory stock options to our non-employee directors. Upon being elected or appointed to our Board of Directors, each non-employee director is granted an option to purchase 50,000 shares of our Common Stock, with subsequent annual option grants of 20,000 shares of our Common Stock. The exercise price of options granted under the 2000 Directors' Option Plan is equal to the fair value of our Common Stock on the date of grant. Options granted under the 2000 Directors' Option Plan upon election or appointment vest over a three-year period; subsequent annual option grants vest over a one-year period.

The table below presents information concerning the compensation paid or accrued by us to each of our non-employee directors for the fiscal year ended January 31, 2008. Ms. Bartz and Mr. Bass, who are our employees, do not receive additional compensation for their services as directors.

Name(a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (b) (d)	Total ($)
J. Hallam Dawson	$59,375	$83,071	$232,789	$375,235
Mary Alice Taylor	20,833	29,147	—	49,980
Crawford W. Beveridge	47,500	66,469	232,789	346,758
Mark A. Bertelsen	37,500	52,469	232,789	322,758
Michael J. Fister	37,500	52,469	232,789	322,758
Per-Kristian Halvorsen	40,417	56,539	232,789	329,744
Steven L. Scheid	15,625	21,860	—	37,485
Larry W. Wangberg	37,500	52,469	232,789	322,758
Charles J. Robel	25,000	—	84,706	109,706
Steven M. West	25,000	—	84,706	109,706
Sean M. Maloney	12,500	—	36,355	48,855
Elizabeth A. Nelson	12,500	—	36,355	48,855

(a) Ms. Taylor and Mr. Scheid did not seek re-election to the Board of Directors at the 2007 Annual Meeting held on July 6, 2007, and ceased to be directors on that date. Mr. Robel and Mr. West were appointed to the Board of Directors on September 27, 2007 and Mr. Maloney and Ms. Nelson were appointed to the Board of Directors on December 6, 2007.

(b) Reflects the portion of director's fees earned that, upon prior election as discussed above, may be paid in cash. Except as noted below, all of our non-employee directors elected to convert 100 percent of the cash portion of their annual fees to restricted stock at a rate of $1.20 worth of stock for each $1.00 of cash compensation. See footnote (d) for the grant date fair value of the restricted stock that they received as a result of such election. As Messrs. Robel, West and Maloney and Ms. Nelson were appointed to the Board of Directors after our June 6, 2008 board meeting, they received all of their compensation in cash, and the amounts shown reflect the cash that they received, which was pro-rated for the portion of the year for which they served.

(c) Reflects the fair value of director's fees paid in stock, as discussed above, less the portion that may be paid in cash.

(d) Represents the fair value of stock options vested during the fiscal year. The fair value of stock options vested during a fiscal year is equal to the stock-based compensation expense recognized during the fiscal year for financial statement reporting purposes in accordance with FAS 123(R), disregarding an estimate of forfeitures related to service-based vesting conditions. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements in our fiscal year 2008 Annual Report on Form 10-K filed on March 28, 2008. These amounts do not correspond to the actual value that will be realized by the directors upon exercise or sale of such awards.

The following table shows the amounts and fair values of the options granted in fiscal 2008 and the total amounts and fair values of restricted stock awarded in fiscal 2008, as discussed above:

	Restricted Stock		Options			
Name	Number of Shares (#)	Grant Date Fair Value of Stock Awards ($)	Grant Date	Number of Shares (#)	Exercise Price Per Share ($)	Grant Date Fair Value of Option Awards ($)
J. Hallam Dawson	3,318	$149,940	7/6/2007	20,000	$45.20	$251,530
Crawford W. Beveridge	2,522	113,969	7/6/2007	20,000	45.20	251,530
Mark A. Bertelsen	1,991	89,973	7/6/2007	20,000	45.20	251,530
Michael J. Fister	1,991	89,973	7/6/2007	20,000	45.20	251,530
Per-Kristian Halvorsen	2,256	101,949	7/6/2007	20,000	45.20	251,530
Larry W. Wangberg	1,991	89,973	7/6/2007	20,000	45.20	251,530
Charles J. Robel	—	—	9/27/2007	50,000	49.80	736,810
Steven M. West	—	—	9/27/2007	50,000	49.80	736,810
Sean M. Maloney	—	—	12/6/2007	50,000	48.09	711,510
Elizabeth A. Nelson	—	—	12/6/2007	50,000	48.09	711,510

(e) The aggregate number of each director's stock options outstanding at January 31, 2008 is disclosed in the table below:

Name	Option Awards Outstanding (#)
J. Hallam Dawson	220,000
Crawford W. Beveridge	140,000
Mark A. Bertelsen	140,000
Michael J. Fister	200,000
Per-Kristian Halvorsen	80,000
Larry W. Wangberg	180,000
Charles J. Robel	50,000
Steven M. West	50,000
Sean M. Maloney	50,000
Elizabeth A. Nelson	50,000

Equity Compensation Plan Information

The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance under these plans as of January 31, 2008 (number of securities in thousands).

Plan category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	22,658	$30.31	24,911(2)
Equity compensation plans not approved by security holders(3)	1,848	$ 9.65	—
Total	24,506	$28.75	24,911

(1) Included in these amounts are 0.1 million securities available to be issued upon exercise of outstanding options with a weighted-average exercise price of $2.88 related to equity compensation plans assumed in connection with previous business mergers and acquisitions.

(2) Included in this amount are 22.1 million securities available for future issuance under Autodesk's ESP Plan.

(3) Amounts correspond to Autodesk's Nonstatutory Stock Option Plan, which was terminated by the Board of Directors in December 2004. The Nonstatutory Stock Option Plan permitted the grant to eligible employees of options to purchase up to 16.9 million shares, all of which have been previously granted. Executive officers and members of the Board of Directors were not eligible to participate in this plan. The Nonstatutory Stock Option Plan was intended to help the Company attract and retain outstanding individuals in order to promote the Company's success. Only nonstatutory stock options were granted under the Nonstatutory Stock Option Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of Autodesk's Common Stock as of March 31, 2008, for each person or entity who is known by the Company to own beneficially more than 5 percent of the outstanding shares of our Common Stock, each of the Company's directors, each of the executive officers named in the Summary Compensation Table on page 34 and all directors and executive officers of the Company as a group.

5% Stockholders, Directors and Officers(1)	Common Stock Beneficially Owned(2)	Percentage Beneficially Owned(3)
Principal Stockholders:		
Barclays Global Investors, NA, et al(4)	17,260,414	7.5%
Wellington Management Co. LLP(5)	13,189,898	5.7%
ClearBridge Advisors, LLC, et al(6)	11,876,578	5.1%
Non-Employee Directors:		
Mark A. Bertelsen(7)	126,991	*
Crawford W. Beveridge(8)	147,156	*
J. Hallam Dawson(9)	252,566	*
Michael J. Fister(10)	188,432	*
Per-Kristian Halvorsen(11)	66,687	*
Sean M. Maloney	—	*
Elizabeth A. Nelson	—	*
Charles J. Robel	—	*
Steven M. West	—	*
Larry W. Wangberg(12)	176,630	*
Named Executive Officers:		
Carl Bass(13)	907,726	*
Carol A. Bartz(14)	2,683,566	1.2%
Alfred J. Castino(15)	219,695	*
George M. Bado(16)	106,961	*
Jan Becker(17)	214,123	*
All directors and current executive officers as a group (22 persons)(18)	5,609,188	2.4%

* Represents less than one percent (1 percent) of the outstanding Common Stock.

(1) Unless otherwise indicated in their respective footnote, the address for each listed person is c/o Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903.

(2) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has the right to acquire within 60 days of March 31, 2008 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(3) The total number of shares of Common Stock outstanding as of March 31, 2008 was 231,397,181.

(4) As of December 31, 2007, the reporting date of Barclays Global Investors, NA, and certain related entities most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 5, 2008, (i) 11,735,865 shares were beneficially owned by Barclays Global Investors, NA, (ii) 2,574,868 shares were beneficially owned by Barclays Global Fund Advisors, (iii) 2,102,595 shares were beneficially owned by Barclays Global Investors, Ltd., (iv) 647,588 shares were beneficially owned by Barclays Global Investors Japan Limited, and (v) 199,498 shares were beneficially owned by Barclays Global Investors Canada Limited. Barclays Global Investors, NA, and certain related entities, are deemed to have sole voting power with respect to 15,083,965 shares and sole dispositive power with respect to 17,260,414 shares. The address of Barclays Global Investors, NA is 45 Fremont Street, San Francisco, California 94105.

(5) As of December 31, 2007, the reporting date of Wellington Management Company, LLP's most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 14, 2008, Wellington Management Company, LLP is deemed to have shared voting power with respect to 7,400,694 shares and shared dispositive power with respect to 13,139,498 shares. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

(6) As of December 31, 2007, the reporting date of ClearBridge Advisors LLC's most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 14, 2008, 11,773,878 shares were beneficially owned by ClearBridge Advisors LLC and 102,700 shares were beneficially owned by Smith Barney Fund Management LLC. ClearBridge Advisors LLC is deemed to have shared voting power with respect to 9,156,132 shares and shared dispositive power with respect to 11,773,878 shares. Smith Barney Fund Management LLC is deemed to have shared voting power and shared dispositive power with respect to 102,700 shares. The address of ClearBridge Advisors, LLC is 399 Park Avenue, New York, New York 10022.

(7) Includes 120,000 shares subject to options exercisable within 60 days of March 31, 2008.

(8) Includes 120,000 shares subject to options exercisable within 60 days of March 31, 2008.

(9) Includes 200,000 shares subject to options exercisable within 60 days of March 31, 2008.

(10) Includes 180,000 shares subject to options exercisable within 60 days of March 31, 2008.

(11) Includes 60,000 shares subject to options exercisable within 60 days of March 31, 2008.

(12) Includes 160,000 shares subject to options exercisable within 60 days of March 31, 2008.

(13) Includes 877,500 shares subject to options exercisable within 60 days of March 31, 2008.

(14) Includes 1,632,332 shares subject to options exercisable within 60 days of March 31, 2008.

(15) Includes 179,000 shares subject to options exercisable within 60 days of March 31, 2008.

(16) Includes 75,000 shares subject to options exercisable within 60 days of March 31, 2008.

(17) Includes 205,000 shares subject to options exercisable within 60 days of March 31, 2008.

(18) Includes 4,272,496 shares subject to options exercisable within 60 days of March 31, 2008.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Related Person Transactions

Autodesk's Related Party Transactions Policy states that all transactions between or among the Company and its wholly-owned subsidiaries and any Related Party, as defined, requires the prior written approval of the Chief Financial Officer. Non-routine Transactions with vendors and suppliers to the Company and its wholly-owned subsidiaries require the prior written approval of the Corporate Controller. In addition, in accordance with our Code of Business Conduct and the charter for the Audit Committee, our Audit Committee reviews and approves in advance any proposed "related person" transactions. Any related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

Related Party Transactions

During fiscal 2008, the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, acted as principal outside legal counsel to Autodesk. Mark A. Bertelsen, a director of Autodesk, is a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation. During fiscal 2008, payments by Autodesk to Wilson Sonsini Goodrich & Rosati were less than one percent of such firm's revenues in the last fiscal year and less than 0.2 percent of our revenues for our fiscal 2008. We believe that the services performed by Wilson Sonsini Goodrich & Rosati were provided on terms no more or less favorable than those with unrelated parties.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10 percent of a registered class of our equity securities ("10 percent Stockholders"), to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and The Nasdaq Stock Market. Such executive officers, directors and 10 percent Stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required to be filed during fiscal 2008, we are not aware of any late Section 16(a) filings except for one Form 4 filed for Carol A. Bartz on July 23, 2007, reporting the exercise of an option and sale of the stock underlying that option.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee is a committee of the Board of Directors comprised solely of independent directors as required by the listing standards of The Nasdaq Stock Market and rules of the SEC. The Audit Committee operates under a written charter approved by the Board of Directors, which is available on the Company's website at www.autodesk.com under "Investors—Corporate Governance." The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

As described more fully in its charter, the purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reporting, the systems of internal control and the audit process; and by monitoring the Company's compliance with applicable laws, regulations and policies.

The Audit Committee reviewed and discussed the audited financial statements for fiscal year 2008 with management and Ernst & Young LLP, Autodesk's independent registered public accounting firm. Management is responsible for the quarterly and annual financial statements and the reporting process, including the systems of internal controls. Ernst & Young LLP is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles. In addition, we received from and discussed with Ernst & Young LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed Ernst & Young LLP's independence with them, and discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," each as currently in effect. We also discussed with management and with Ernst & Young LLP the evaluation of Autodesk's internal controls and the effectiveness of Autodesk's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee discussed with Autodesk's internal and independent auditors the overall scope and plans for their respective audits. In addition, the Audit Committee met with the internal and the independent auditors, with and without management present, and discussed the results of their examinations and the overall quality of Autodesk's financial reporting.

On the basis of these reviews and discussions, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that Autodesk's audited financial statements be included in Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 2008 for filing with the SEC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

J. Hallam Dawson (Chairman)
Charles J. Robel
Larry W. Wangberg

OTHER MATTERS

The Board of Directors does not know of any other matters to be presented at the Annual Meeting. If any other matters are properly presented at the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as the Board of Directors may recommend.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. Therefore, you are urged to execute and return the accompanying proxy in the enclosed envelope at your earliest convenience.

THE BOARD OF DIRECTORS

April 28, 2008
San Rafael, California

APPENDIX A

AUTODESK, INC.

2000 DIRECTORS' OPTION PLAN[1]

1. *Purposes of the Plan.* The purposes of this Directors' Option Plan are to attract and retain highly skilled individuals as Directors of the Company, to provide additional incentive to the Outside Directors of the Company to serve as Directors, and to encourage their continued service on the Board.

All options granted hereunder shall be "non-statutory stock options."

2. *Definitions.* As used herein, the following definitions shall apply:

(a) "*Board*" means the Board of Directors of the Company.

(b) "*Code*" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(c) "*Common Stock*" means the Common Stock of the Company, par value $0.01 per share.

(d) "*Company*" means Autodesk, Inc., a Delaware corporation, or any successor thereto.

(e) "*Director*" means a member of the Board.

(f) "*Employee*" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. The payment of a Director's fee or consulting fee by the Company shall not be sufficient in and of itself to constitute "employment" by the Company unless the Director and the Company agree that, as a result of payment of such fees in connection with services rendered, such Director should not be considered an Outside Director.

(g) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(h) "*Fair Market Value*" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or national market system, including without limitation the Nasdaq National Market, the Fair Market Value of a Share of Common Stock shall be the closing sale price for such stock (or the closing bid, if no sales were reported), as quoted on such system or exchange (or, if more than one, on the exchange with the greatest volume of trading in the Company's Common Stock) on the day of determination, as reported in *The Wall Street Journal* or such other source as the Board deems reliable;

(ii) If the Common Stock is quoted on Nasdaq (but not on the National Market) or regularly quoted by a recognized securities dealer, but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high and low asked prices for the Common Stock on the date of determination, as reported in *The Wall Street Journal* or such other source as the Board deems reliable, or;

[1] As amended by the Board of Directors on March 13, 2008 and approved by the stockholders on , 2008.

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Board.

(i) "*Option*" means an option to purchase Common Stock granted pursuant to the Plan.

(j) "*Optioned Stock*" means the Common Stock subject to an Option.

(k) "*Outside Director*" means a Director who is not an Employee.

(l) "*Parent*" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(m) "*Participant*" means the holder of an outstanding Option or Restricted Stock Award granted under the Plan.

(n) "*Period of Restriction*" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture.

(o) "*Plan*" means this 2000 Directors' Option Plan, as set forth in this instrument and as hereafter amended from time to time.

(p) "*Qualified Retirement*" means a retirement from the Board after the retiring Director either (i) has attained 62 years of age and has served on the Board for at least five (5) years, or (ii) has served on the Board for at least ten (10) years.

(q) "*Restricted Stock*" means an award granted to an Outside Director in accordance with Section 4(c) of this Plan.

(r) "*Restricted Stock Award*" means the Company's grant of Restricted Stock pursuant to Section 4(c) of the Plan.

(s) "*Share*" means a share of the Common Stock, as adjusted in accordance with Section 11 of the Plan.

(t) "*Subsidiary*" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. *Stock Subject to the Plan*. Subject to the provisions of Section 11 of the Plan, the maximum aggregate number of Shares which may be issued under the Plan is 3,300,284 Shares (the "Pool") of Common Stock. The Shares may be authorized, but unissued, or reacquired Common Stock. Effective as of September 2, 2005, the number of Shares that may be issued hereunder after such date as Restricted Stock shall not exceed 124,300 Shares.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). If Shares are forfeited to the Company pursuant to a Restricted Stock agreement, such Shares shall be returned to the Plan and shall become available for reissuance under the Plan, unless the Plan shall have been terminated. However, such Shares shall not return to the Plan if the persons to whom they were originally issued receive the benefits of ownership of such Shares (other than voting), as such concept is interpreted from time to time by the Securities and Exchange Commission in the context of Rule 16b-3. Shares used to pay the exercise price of an Option or to satisfy tax withholding obligations shall not become available for future grant or sale under the Plan.

4. *Administration of and Grants under the Plan.*

(a) *Administration.* Except as otherwise required herein, the Plan shall be administered by the Board. All grants of Options and Restricted Stock to Outside Directors under this Plan shall be automatic and nondiscretionary and shall be made strictly in accordance with the following provisions:

(b) *Option Grants.*

(i) No person shall have any discretion to select which Outside Directors shall be granted Options or to determine the number of Shares to be covered by Options granted to Outside Directors.

(ii) Each Outside Director who joins the Board on or after March 16, 2000 shall be automatically granted an Option to purchase 50,000 Shares (the "Initial Option") upon the date of the first meeting of the Board at which such person first serves as a Director (which shall be (i) in the case of a Director elected by the stockholders of the Company, the first meeting of the Board after the meeting of stockholders at which such Director was elected or (ii) in the case of a Director appointed by the Board to fill a vacancy, the meeting of the Board at which such Director is appointed); provided, however, that no Option shall become exercisable under the Plan until stockholder approval of the Plan has been obtained in accordance with Section 17 hereof.

(iii) On the date of each annual stockholder meeting (an "Annual Meeting") during the term of this Plan, each Outside Director shall automatically receive an additional Option to purchase 20,000 Shares (the "Annual Option"), provided that (1) the Annual Option shall be granted only to an Outside Director who has served on the Board for at least six full months prior to the date of grant and (2) the grant of an Annual Option shall be subject to the person's continued service as an Outside Director.

(iv) The terms of each Option granted hereunder shall be as follows:

(1) Each Option shall terminate, if not previously exercised or otherwise terminated, on a date six (6) years after the date of grant.

(2) Each Option shall be exercisable only while the Outside Director remains a Director of the Company, except as set forth in Section 8 hereof.

(3) The exercise price per Share of each Option shall be 100% of the Fair Market Value per Share on the date of grant of the Option.

(4) Each Initial Option shall become exercisable in installments cumulatively as 34%, 33% and 33%, respectively, of the Optioned Stock, on each of the three (3) succeeding years on the anniversary of such Option's date of grant, for a total vesting period of approximately three (3) years, provided that the Director continues to serve on the Board on such dates.

(5) Each Annual Option shall become fully exercisable on the date of the Company's next Annual Meeting for a total vesting period of approximately one (1) year, provided that the Director continues to serve on the Board on such date.

(v) In the event that any Option granted under the Plan would cause the number of Shares subject to outstanding Options plus the number of Shares previously purchased upon exercise of Options and the number of Shares issued pursuant to Restricted Stock Awards to exceed the Pool, then each such automatic grant shall be for that number of Shares determined by dividing the total number of Shares remaining available for grant by the number of Outside Directors on the automatic grant date. No further grants shall be made until such time, if any, as additional Shares become available for grant under the Plan through action of the stockholders to increase the number of Shares which may be issued under the Plan or through cancellation or expiration of Options previously granted hereunder.

(c) *Restricted Stock Awards.*

(i) No person shall have any discretion to select which Outside Directors shall receive Restricted Stock Awards or to determine the number of Shares to be covered by Restricted Stock awarded to Outside Directors; provided, however, that nothing in this Plan shall be construed to prevent an Outside Director from irrevocably declining to receive a Restricted Stock Award under this Plan.

(ii) On the date of each Annual Meeting during the term of this Plan, each Outside Director shall automatically receive a Restricted Stock Award for that number of Shares determined by dividing (1) the product of (a) fifty percent (50%) of the cash value of his or her annual retainer as a Director multiplied by (b) 1.2, by (2) the Fair Market Value of a Share on that date, rounded to the nearest whole Share, provided that on the date of grant of any such Restricted Stock Award such person is an Outside Director; and provided further that sufficient Shares are available under the Plan for the grant of such Restricted Stock Award.

(iii) On or before December 31 of the calendar year prior to each Annual Meeting during the term of this Plan, each Outside Director may make an election (the "Election") to receive any or all of the remaining cash balance of his or her annual retainer that will be earned for services performed as a Director in calendar years after the calendar year in which the election is made in the form of a Restricted Stock Award. The Election must be in writing and delivered to the Secretary of the Company on or prior to December 31 of the calendar year prior to such Annual Meeting. Any Election made by an Outside Director pursuant to this subsection 4(c)(iii) shall be irrevocable and shall comply with Section 409A of the Code to the extent applicable unless otherwise determined by the Board. Effective as of the Annual Meeting, the Outside Director shall receive a Restricted Stock Award for that number of Shares determined by dividing (1) the product of (a) the amount of his or her annual retainer as a Director covered by the Election, multiplied by (b) 1.2, by (2) the Fair Market Value of a Share on that date, rounded to the nearest whole Share, provided that on the date of grant of any such Restricted Stock Award such person is an Outside Director; and provided further that sufficient Shares are available under the Plan for the grant of such Restricted Stock Award.

(iv) The terms of a Restricted Stock Award granted hereunder shall be as follows:

(1) the purchase price shall be $.01 per Share (the par value of the Company's Common Stock) and shall be deemed paid by services rendered by the Director (except as otherwise determined by the Board and set forth in the applicable Restricted Stock agreement); and

(2) Subject to Sections 9(d) and 11(c), Restricted Stock shall vest on the date of the following year's Annual Meeting of Stockholders of the Company, provided that the Participant is an Outside Director on such date.

(d) *Powers of the Board.* Subject to the provisions and restrictions of the Plan, the Board shall have the authority, in its discretion: (i) to determine, upon review of relevant information and in accordance with Section 2(h) of the Plan, the Fair Market Value of the Common Stock; (ii) to construe and interpret the terms of the Plan and Options and Restricted Stock Awards granted hereunder; (iii) to prescribe, amend and rescind rules and regulations relating to the Plan; (iv) to approve forms of agreement for use under the Plan; (v) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Option or Restricted Stock Award previously granted hereunder; (vi) to modify or amend each Option or Restricted Stock Award (not inconsistent with the terms of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options; and (vii) to make all other determinations deemed necessary or advisable for the administration of the Plan.

(e) *Effect of Board's Decision.* All decisions, determinations and interpretations of the Board shall be final and binding on all Participants and any other holders of Options or Restricted Stock Awards and shall be given the maximum deference permitted by law.

5. *Eligibility*. Options and Restricted Stock Awards may be granted only to Outside Directors. All Options shall be automatically granted in accordance with the terms set forth in Section 4(b) and all Restricted Stock Awards shall be automatically granted in accordance with the terms set forth in Section 4(c).

The Plan shall not confer upon any Participant any right with respect to continuation of service as a Director or nomination to serve as a Director, nor shall it interfere in any way with any rights which the Director or the Company may have to terminate his or her directorship at any time.

6. *Term of Plan*. The Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the stockholders of the Company as described in Section 17 of the Plan. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 12 of the Plan.

7. *Option Exercise Price and Consideration.*

(a) *Exercise Price.* The per Share exercise price for Optioned Stock shall be 100% of the Fair Market Value per Share on the date of grant of the Option.

(b) *Form of Consideration.* The consideration to be paid for the Shares to be issued upon exercise of an Option may consist of (i) cash, (ii) check, (iii) other Shares which, in the case of Shares acquired upon exercise of an Option, either have been owned by the Participant for more than six (6) months on the date of surrender or were not acquired, directly or indirectly, from the Company, and have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised, (iv) any combination of the foregoing methods; or (vi) such other consideration and method of payment for the issuance of Shares to the extent permitted by applicable law; provided however, that in no case will loans be permitted as consideration for exercising an Option hereunder.

(c) *No Repricing.* The per Share exercise price for Optioned Stock may not be reduced without the consent of the Company's stockholders. This shall include, without limitation, a repricing of the Optioned Stock as well as an Option exchange program whereby the Participant agrees to cancel an existing Option in exchange for an Option, a Restricted Stock Award, cash, or a combination thereof.

8. *Exercise of Option.*

(a) *Procedure for Exercise; Rights as a Stockholder.* Any Option granted hereunder shall be exercisable at such times as are set forth in Section 4(b) hereof.

An Option may not be exercised for a fraction of a Share.

An Option shall be deemed to be exercised when the Company receives: (i) written or electronic notice of such exercise (in accordance with the Option agreement) from the person entitled to exercise the Option and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment allowable under Section 7(b) of the Plan. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. A share certificate for the number of Shares so acquired shall be issued to the Participant as soon as practicable after exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 11 of the Plan.

Except as otherwise provided in Section 3, exercise of an Option in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) *Rule 16b-3.* Options granted to Outside Directors must comply with the applicable provisions of Rule 16b-3 promulgated under the Exchange Act or any successor thereto and shall contain such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

(c) *Termination of Status as a Director.* If an Outside Director ceases to serve as a Director, he may, but only within seven (7) months after the date he ceases to be a Director of the Company, exercise his Option to the extent that he was entitled to exercise it at the date of such termination; *provided, however,* that if an Outside Director ceases to serve as a Director upon a Qualified Retirement, then he may, but only within three (3) years after the date he ceases to be a Director of the Company, exercise his Option to the extent he was entitled to exercise it at the date of such Qualified Retirement. Notwithstanding the foregoing, in no event may the Option be exercised after its term has expired. To the extent that the Director was not entitled to exercise an Option at the date of such termination, or if he does not exercise such Option (which he was entitled to exercise) within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d) *Disability of Participant.* Notwithstanding the provisions of Section 8(c) above, in the event a Participant is unable to continue his service as a Director as a result of his total and permanent disability (as defined in Section 22(e)(3) of the Code), he may, but only within twelve (12) months from the date of termination, exercise his Option to the extent he was entitled to exercise it at the date of such termination. Notwithstanding the foregoing, in no event may the Option be exercised after its term has expired. To the extent that he was not entitled to exercise the Option at the date of termination, or if he does not exercise such Option (which he was entitled to exercise) within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(e) *Death of Participant.* In the event of the death of a Participant during the term of an Option, the Option shall become fully exercisable, including as to Shares for which it would not otherwise be exercisable and may be exercised, at any time within twelve (12) months following the date of death, by the Participant's estate or by a person who acquired the right to exercise the Option by bequest or inheritance. Notwithstanding the foregoing, in no event may the Option be exercised after its term has expired. To the extent the Option is not exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

9. *Restricted Stock.*

(a) *Restricted Stock Agreement.* Following the grant of a Restricted Stock Award in accordance with Section 4(c), the Board shall provide the Participant with a Restricted Stock agreement, in such form as the Board shall approve, specifying the number of Shares granted, the Period of Restriction, and such other terms, conditions and restrictions relating to the Restricted Stock Award. Unless the Board determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

(b) *Rights as a Stockholder.* Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing Restricted Stock, no right to vote or to receive dividends or any other rights as a stockholder shall exist with respect to Shares of Restricted Stock. A share certificate for the number of Shares of Restricted Stock granted shall be issued to the Participant as soon as practicable after the date of grant of the Restricted Stock Award. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 11 of the Plan.

(c) *Removal of Restrictions.* Shares of Restricted Stock covered by each Restricted Stock Award made under the Plan shall be released from escrow as soon as practicable after the last day of the Period of Restriction. The Board, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legends removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant. The Board (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

(d) *Termination of Status as a Director.* In the event a Participant ceases to be a Director prior to vesting (other than by reason of the Participant's death), any unvested Shares of Restricted Stock shall be forfeited by the Participant without any consideration therefor.

(e) *Death.* In the event a Participant ceases to be a Director by reason of the Participant's death, the Participant's Restricted Stock shall become fully vested as of the date of death.

(f) *Shares Available Under the Plan.* Except as otherwise provided in Section 3 hereof, the grant of a Restricted Stock Award as provided hereunder shall result in a decrease in the number of Shares that thereafter shall be available under the Plan, by the number of Shares of Restricted Stock subject thereto. On the date set forth in the Restricted Stock agreement, the Restricted Stock for which restrictions have not lapsed shall revert to the Company and again shall become available for grant under the Plan.

(g) *Rule 16b-3.* Restricted Stock Awards to Outside Directors must comply with the applicable provisions of Rule 16b-3 of the Exchange Act and shall contain such additional conditions or restrictions as may be required thereunder to qualify Plan transactions, and other transactions by Outside Directors that could be matched with Plan transactions, for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

10. *Non-Transferability of Options and Restricted Stock Awards.* Unless otherwise determined by the Board, Options and Restricted Stock Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. Options may be exercised, during the lifetime of the Participant, only by the Participant. If the Board makes an Option or Restricted Stock Award transferable, such award shall contain such additional terms and conditions as the Board deems appropriate; provided, however, that such award shall in no event be transferable for value. Notwithstanding the foregoing, a Participant may, if the Board (in its discretion) so permits, transfer an Option or Restricted Stock Award granted on or after March 13, 2008 to an individual or entity other than the Company. Any such transfer shall be made in accordance with such procedures as the Board may specify from time to time.

11. *Adjustments Upon Changes in Capitalization, Dissolution, Merger, Asset Sale or Change of Control.*

(a) *Changes in Capitalization.* Subject to any required action by the stockholders of the Company, the number of Shares covered by each outstanding Option and Restricted Stock Award, the number of Shares which have been authorized for issuance under the Plan but as to which no Options or Restricted Stock Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option or forfeiture of Restricted Stock, as well as the price per Share covered by each such outstanding Option, as applicable, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, spin off, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option or Restricted Stock Award.

(b) *Dissolution or Liquidation.* In the event of a proposed dissolution or liquidation of the Company, Options and Restricted Stock (other than Restricted Stock granted in accordance with Section 4(c)(iii) on or after

March 13, 2008) shall become fully vested and, in the case of Options, fully exercisable, including as to Shares as to which it would not otherwise be exercisable. To the extent an Option remains unexercised at the time of the dissolution or liquidation, the Option shall terminate.

(c) *Merger or Asset Sale.* In the event of (i) a merger of the Company with or into another corporation, other than a merger which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or (ii) the sale of substantially all of the assets of the Company, Restricted Stock shall fully vest and outstanding Options may be assumed or equivalent options may be substituted by the successor corporation or a parent or subsidiary thereof (the "Successor Corporation"). If an Option is assumed or substituted for, the Option or equivalent option shall continue to be exercisable as provided in Section 4 hereof for so long as the Participant serves as a Director or a director of the Successor Corporation. Following such assumption or substitution, if the Participant's status as a Director or director of the Successor Corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, the Option or option shall become fully exercisable, including as to Shares for which it would not otherwise be exercisable. Thereafter, the Option or option shall remain exercisable in accordance with Sections 8(c) through (e) above.

If the Successor Corporation does not assume an outstanding Option or substitute for it an equivalent option, the Option shall become fully vested and exercisable, including as to Shares for which it would not otherwise be exercisable. In such event the Board shall notify the Participant that the Option shall be fully exercisable for a period of thirty (30) days from the date of such notice, and upon the expiration of such period the Option shall terminate.

For the purposes of this Section 11(c), an Option shall be considered assumed if, following the merger or sale of assets, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares).

12. *Amendment and Termination of the Plan.*

(a) *Amendment and Termination.* The Board may at any time amend, alter, suspend, or discontinue the Plan, but no amendment, alteration, suspension, or discontinuation shall be made which would impair the rights of any Participant under any grant theretofore made, without his or her consent. In addition, to the extent necessary and desirable to comply with any applicable law or regulation, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required.

(b) *Effect of Amendment or Termination.* Any such amendment or termination of the Plan shall not impair the rights of any Participant under Options or Restricted Stock already granted without his or her consent and, in the absence of such consent, such Options and Restricted Stock shall remain in full force and effect as if this Plan had not been amended or terminated.

13. *Time of Granting Options or Restricted Stock Awards.* The date of grant of an Option or Restricted Stock Award shall, for all purposes, be the date determined in accordance with Section 4 hereof. Notice of the determination shall be given to each Outside Director to whom an Option or Restricted Stock Award is so granted within a reasonable time after the date of such grant.

14. *Conditions Upon Issuance of Shares.* Shares shall not be issued pursuant to the exercise of an Option or grant of a Restricted Stock Award unless the exercise of such Option or grant of such Restricted Stock Award and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law,

including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, state securities laws, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an Option or receipt of Shares under a Restricted Stock Award, the Company may require the person exercising such Option or receiving Shares of Restricted Stock to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

Inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15. *Reservation of Shares.* The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

16. *Agreements.* Options and Restricted Stock Awards shall be evidenced by written agreements in such form as the Board shall approve.

17. *Stockholder Approval.* Continuance of the Plan shall be subject to approval by the stockholders of the Company at or prior to the first annual meeting of stockholders held subsequent to the adoption of the Plan. Such stockholder approval shall be obtained in the degree and manner required under applicable state and federal law.

18. *Successors.* All obligations of the Company under the Plan, with respect to Options and Restricted Stock Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

19. *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

20. *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

21. *Governing Law.* The Plan and all award agreements shall be construed in accordance with and governed by the laws of the State of California (with the exception of its conflict of laws provisions).

22. *Captions.* Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-14338

AUTODESK, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-2819853**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer Identification No.)
111 McInnis Parkway, San Rafael, California	**94903**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (415) 507-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 31, 2007, the last business day of the registrant's most recently completed second fiscal quarter, there were approximately 162.1 million shares of the registrant's common stock outstanding that were held by non-affiliates, and the aggregate market value of such shares held by non-affiliates of the registrant (based on the closing sale price of such shares on the NASDAQ Global Select Market on July 31, 2007) was approximately $6.9 billion. Shares of the registrant's common stock held by each executive officer and director and by each entity that owns 5% or more of the registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 21, 2008, registrant had outstanding approximately 230.3 million shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for registrant's Annual Meeting of Stockholders to be held June 12, 2008 (th Statement"), are incorporated by reference in Part III of this Form 10-K to the extent stated herein. The Proxy Stater be filed within 120 days of the Registrant's fiscal year ended January 31, 2008.

AUTODESK, INC. FORM 10-K

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

The discussion in this Annual Report on Form 10-K contains trend analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are any statements that look to future events and consist of, among other things, our business strategies, anticipated future operating results, including net revenue, product backlog, upgrade, crossgrade and maintenance revenue, the effect of fluctuations in exchange rates on net revenue and expenses, costs and expenses, including cost of revenue and operating expenses, future income, our anticipated tax rate, planned product retirement and annual release cycle. In addition, forward-looking statements also consist of statements involving expectations regarding product acceptance, continuation of our stock repurchase program, and short-term and long-term cash requirements, as well as, statements involving trend analyses and statements including such words as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of the factors set forth below in Item 1A, "Risk Factors," and in our other reports filed with the Securities Exchange Commission, or SEC. We assume no obligation to update these forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

PART I

ITEM 1. BUSINESS

Note: A glossary of terms used in this Form 10-K appears at the end of this Item 1.

GENERAL

Autodesk is one of the world's leading design software and services companies. We offer products and solutions to customers in the architectural, engineering, construction, manufacturing, geospatial mapping and digital media markets. Our state of the art software products enable our customers to experience their ideas before they are real by allowing them to create and document their designs and to visualize, simulate and analyze real-world performance early in the design process by creating digital prototypes. These capabilities give our customers the flexibility to optimize and improve their designs before they actually begin the building process, helping save time and money, improving quality and fostering innovation. Our 2D horizontal design solutions, AutoCAD and AutoCAD LT, are two of the most widely used general design software tools in the world. In addition, we offer a range of discipline-specific design and documentation tools including our 2D vertical design solutions and our 3D model-based design solutions.

We believe that our ability to make technology available to mainstream markets is one of our competitive advantages. By innovating in existing technology categories, we bring powerful design products to volume markets. Our products enable improvements in design innovation and productivity. They are designed to be easy to learn and use, and provide customers low cost of deployment and low total cost of ownership. Our product and software architectures allow for extensibility and integration. Most of our solutions are Windows PC-based.

We have a large global community of resellers, third-party developers and users, which provides us with a broad reach into volume markets. Our reseller network is extensive and provides our customers with global resources for the purchase and support of our products as well as resources for effective and cost-efficient training services. We have a significant number of registered third-party developers who create products that run on top of our products, and thereby further extend our reach into volume markets. Our installed base of millions of users has made Autodesk's products a worldwide design software standard. Users trained on Autodesk products are broadly available both from universities and the existing workforce, reducing the cost of training for our customers.

Our strategy is to deliver advanced solutions to create and leverage digital design data, in order to improve our customers' productivity throughout the design, build, manufacture and management of the customers' projects. To execute against this strategy we are focused on delivering strong new product releases, migrating our customers to more advanced technologies, expanding our offerings in adjacent markets and to adjacent users, as well as growing our business in emerging economies. We attempt to release new product versions on a regular basis and synchronize our major product retirements with those releases. Our most recent major product releases occurred in March 2008.

Segments

We are organized into two reportable operating segments: the Design Solutions Segment, which accounted for 87% of our net revenue in fiscal 2008, and the Media and Entertainment Segment, which accounted for 12% of our net revenue in fiscal 2008. A summary of our condensed net revenue and results of operations for our business segments is found in Note 11, "Segments," in the Notes to our Consolidated Financial Statements.

The *Design Solutions Segment* derives revenue from the sale of licenses for software products and services to customers who design, build, manage or own building, manufacturing and infrastructure projects. The principal products licensed by the Design Solutions Segment include the following:

- our general design products, including AutoCAD and AutoCAD LT (2D horizontal products), which accounted for 38% of our net revenue in fiscal 2008,
- our discipline-specific products, including AutoCAD-based products (2D vertical products), which accounted for 16% of our net revenue in fiscal 2008 and
- our 3D model-based design and documentation products (Autodesk Inventor products, Revit products, AutoCAD Civil 3D and NavisWorks products), which accounted for 23% of our net revenue in fiscal 2008.

In addition to software products, the Design Solutions Segment offers a range of services including consulting, support and training, largely dedicated to enhancing our ability to sell our software products. During fiscal 2008, the Design Solutions Segment consisted of three business divisions: Platform Solutions and Emerging Business Division and Other; Architecture, Engineering and Construction Division; and Manufacturing Solutions Division.

The *Media and Entertainment Segment* is comprised of two business lines: Animation, including design visualization, and Advanced Systems. Our animation products provide advanced tools for 3D modeling, animation, rendering solutions, and design visualization and visual effects production. Our Advanced Systems products provide color grading, editing, finishing and visual effects, compositing, media mastering and encoding technology, and increase the productivity of creative professionals. The Media and Entertainment Segment derives revenue from the sale of products to creative professionals, post-production facilities, and broadcasters for a variety of applications, including feature films, television programs, commercials, music and corporate videos, interactive game production, web design and interactive web streaming. In addition, the animation products (3ds Max and Maya) are often used by customers of our Design Solutions Segment.

Corporate Information

We were incorporated in California in April 1982 and were reincorporated in Delaware in May 1994. Our principal executive office is located at 111 McInnis Parkway, San Rafael, California 94903 and the telephone number at that address is (415) 507-5000. Our internet address is www.autodesk.com. The information posted on our website is not incorporated into this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our Investor Relations Web site at www.autodesk.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

PRODUCTS

Design Solutions Segment

The Design Solutions Segment accounted for 87% of overall net revenue in fiscal 2008. The principal product offerings from the different divisions of the Design Solutions Segment are as follows:

Platform Solutions and Emerging Business Division and Other

The Platform Solutions and Emerging Business Division and Other accounted for 53% of the Design Solutions Segment revenue and 46% of overall net revenue in fiscal 2008. The division's revenue includes revenue from sales of licenses of our 2D horizontal products, AutoCAD and AutoCAD LT, as well as, our 2D industry-specific product, AutoCAD Map 3D, and revenue from Autodesk Consulting. The division's principal product offerings include the following:

- *AutoCAD*

AutoCAD software, which is our largest revenue-generating product, is a customizable and extensible computer-aided design (CAD) application for 2D drafting, detailing, design documentation and basic 3D visualization. AutoCAD provides digital tools that can be used independently and in conjunction with other specific applications in fields ranging from construction to manufacturing to geospatial, civil engineering and process plant design.

- *AutoCAD LT*

AutoCAD LT software is used for 2D drafting and detailing by design professionals who require full DWG file format compatibility and document sharing capability without the need for software customization or certain advanced functionality. Users can securely share all design data with team members who use AutoCAD or Autodesk products built on AutoCAD. AutoCAD LT is our second largest revenue-generating product.

- *AutoCAD Map 3D*

AutoCAD Map 3D software provides mapping functionality to engineers and geospatial professionals who need to integrate CAD and geographic information system ("GIS") data. It contains the complete AutoCAD toolset to enhance productivity, and also offers specialized functionality for map cleanup, geospatial analysis, and access to GIS data sources. Integrated GIS tools provide mapping and analysis functions for visualization and evaluation of design and asset management products.

Architecture, Engineering and Construction Division

The Architecture, Engineering and Construction Division accounted for 25% of the Design Solutions Segment revenue and 22% of overall net revenue in fiscal 2008. Autodesk Architecture, Engineering and Construction Division solutions enable customers and their clients to reduce inefficiencies in building design, civil engineering, construction and management, supporting information and management needs throughout the building lifecycle. The division's solutions include the most advanced technology for building information modeling ("BIM"), AutoCAD-based design and documentation productivity software, dynamic civil modeling and collaborative project management. BIM, a paradigm for building design, documentation and construction, enables users to exchange and analyze complex design and construction information in digital form, and through its use enables users to create sustainable or "green" building designs through analysis of materials, quantities, energy use, and lighting in a virtual model. The division's principal product offerings include the following:

- *Revit Products*

Purpose-built for BIM, the Revit products collect information about a building project and coordinate this information across all other representations of the project so that every drawing sheet, 2D and 3D view and schedule is based on internally consistent and complete information from the same underlying building database. The Revit products, including AutoCAD Revit Suite, Revit MEP and Revit Structure, provide an intuitive state-of-the-art model-based design and documentation system for architects; mechanical, electrical and plumbing (MEP) engineers; structural engineers; design-build teams; and other design and building industry professionals.

- *AutoCAD Architecture*

Designed for architects and built on the AutoCAD platform, AutoCAD Architecture software supports existing 2D design practices while enabling users to gradually introduce increasingly powerful industry-specific features to gain efficiency and improve coordination. It offers flexibility in implementation and collaboration, using industry-leading DWG technology, the efficiency of real-world building objects and AutoCAD-based design and documentation productivity for architects.

- *AutoCAD Civil 3D*

AutoCAD Civil 3D provides a surveying, design, analysis, and documentation solution for civil engineering, including land development, transportation, and environmental projects. Using a model-centric approach that automatically updates documentation as design changes are made, AutoCAD Civil 3D enables civil engineers, designers, drafters, and surveyors to significantly boost productivity and deliver higher-quality designs and construction documentation faster. With AutoCAD Civil 3D, the entire project team works from the same consistent, up-to-date model so they stay coordinated throughout all project phases.

- *Autodesk Buzzsaw and Autodesk Constructware*

Autodesk Buzzsaw and Autodesk Constructware online collaboration and project management solutions enable increased project visibility, project reporting, project management, and integrated design review. These solutions help users simplify and centralize all project-related documents and information to connect with their project team, regardless of organizational or geographical boundaries. The primary markets targeted are the homebuilding, retail, hospitality, commercial construction, infrastructure and engineering industries.

Manufacturing Solutions Division

The Manufacturing Solutions Division accounted for 22% of the Design Solutions Segment revenue and 19% of overall net revenue in fiscal 2008. The division provides the manufacturing industry with comprehensive design, data management and Digital Prototyping solutions, enabling customers to rapidly adopt 3D model-based design, create and validate designs in a simple 2D/3D environment, and manage designs from the conceptual design phase through the manufacturing phase. The division's principal product offerings include the following:

- *Autodesk Inventor Products*

Autodesk Inventor products, including Autodesk Inventor Suite and Autodesk Inventor Professional products, account for a majority of the Manufacturing Solution Division's revenue. The Autodesk Inventor products deliver AutoCAD Mechanical software for 2D drawing and detailing, Inventor software, and data management software in one solution. Inventor software is a 3D mechanical design creation tool that provides users a 3D assembly-centric solid modeling system and 2D drawing production system together with digital prototyping functionality. Customers who purchase Autodesk Inventor Professional products have access to a comprehensive, integrated design solution that combines Inventor software, AutoCAD Mechanical, data management, stress analysis and dynamic simulation.

• *AutoCAD Mechanical*

AutoCAD Mechanical software offers purpose-built 2D mechanical design and engineering tools that are seamlessly compatible with all AutoCAD-based applications. AutoCAD Mechanical accelerates the mechanical design process by providing standards-based libraries of parts and tools for automating design tasks.

Media and Entertainment Segment

The Media and Entertainment Segment accounted for 12% of overall net revenue in fiscal 2008. Principal product offerings in the Media and Entertainment Segment's Animation and Advanced Systems business lines include the following:

Animation

• *Autodesk 3ds Max*

Autodesk 3ds Max software provides 3D modeling, animation and rendering solutions that enable game developers, design visualization professionals and visual effects artists to create realistic digital images, animations and complex scenes and to communicate abstract or complex mechanical, architectural, engineering and construction concepts.

• *Autodesk Maya*

Autodesk Maya software provides 3D modeling, animation, effects and rendering solutions that enable film and video artists, game developers and design visualization professionals to create engaging, lifelike digital images, realistic animations and simulations, and extraordinary visual effects.

Advanced Systems

• *Autodesk Flame, Autodesk Inferno and Autodesk Flint*

Autodesk Flame, Autodesk Inferno and Autodesk Flint systems are our scalable line of interactive real-time visual effects and graphics design solutions. These products offer scalable performance to service a wide range of client workflows from interactive broadcast design to real-time high-resolution film work. They also offer the ability to interactively create, composite and edit highly challenging sequences that merge live action with computer-generated imagery using 3D graphics and mixed resolutions.

• *Autodesk Smoke and Autodesk Fire*

Autodesk Smoke and Autodesk Fire systems are our scalable line of interactive real-time non-linear and non-compressed online editing and finishing systems that enable editors to edit, conform and finish television commercials, broadcast programming, film trailers and feature films as well as other high-value media content in mixed resolutions.

PRODUCT DEVELOPMENT AND INTRODUCTION

We continue to enhance our product offerings and develop new products to meet changing customer demands. Research and development expenditures were $485.3 million or 22% of fiscal 2008 net revenue, $406.3 million or 22% of fiscal 2007 net revenue and $303.2 million or 20% of fiscal 2006 net revenue. Our software is primarily developed internally; however, we do contract services from software development firms, consultants and independent contractors to supplement our development efforts. Additionally, we acquire products or technology developed by others by purchasing or licensing some or all of the assets or stock of the entity that owns rights to the products or technology.

The majority of our basic research and product development is performed in the United States, China and Canada. Translation and localization of foreign-market versions, as well as some product development, is performed in other local markets, particularly in Singapore and Switzerland. We generally translate and localize our products into French, Italian, German, Spanish, Japanese and various Chinese dialects.

We actively recruit and hire experienced software developers. We also use independent firms and contractors to perform some of our product development activities. We plan to continue to increase our product development operations internationally over the next several years. We believe that our ability to conduct research and development at various locations throughout the world allows us to optimize product development, lower costs, and integrate local market knowledge into our development activities. We continually assess the significant costs and challenges, including intellectual property protection, against the benefits of our international development activities. For example, in January 2008, we purchased the remaining 72% of Hanna Strategies Holdings, Inc. ("Hanna Strategies"), a company that had previously been providing development services for us, primarily in China.

In addition, our business strategy has historically depended in part on our relationships with a network of over 3,100 third-party developers who develop and sell their own products that further enhance the range of integrated solutions available to our customers.

The technology industry is characterized by rapid technological change in computer hardware, operating systems and software. In addition, our customer's requirements and preferences rapidly evolve, as do their expectations of our software. To keep pace with these changes, we maintain an aggressive program of new product development to address demands in the marketplace for our products. We dedicate considerable technical and financial resources to research and development to further enhance our existing products and to create new products and technologies. We continually review these investments in an effort to ensure that we are generating sufficient revenue or gaining a competitive advantage to justify their costs. For further discussion regarding risks from our product development and introduction efforts, see Item 1A, "Risk Factors."

MARKETING AND SALES

We license or sell our products and services in over 160 countries primarily through indirect channels consisting of distributors and resellers. To a lesser extent we also transact directly with customers who are primarily large corporations. Our indirect channel model includes both a two-tiered distribution structure, where distributors sell to resellers, and a one-tiered structure where Autodesk sells directly to resellers. We have a network of approximately 1,700 resellers and distributors worldwide. For fiscal 2008, approximately 87% of our revenue was derived from indirect channel sales through distributors and resellers and we expect that the majority of our revenue will continue to be derived from indirect channel sales in the future. We employ a variety of incentive programs and promotions to align our reseller channel with our business strategy. Sales through one distributor, Tech Data Corporation and its affiliates, accounted for 14%, 12% and 11% of our net revenue for fiscal 2008, 2007 and 2006, respectively. No other distributor or reseller accounted for 10% or more of our revenue.

Our customer-related operations are divided into three geographic regions, the Americas, Europe/Middle East/Africa (EMEA) and Asia Pacific, and are supported by global marketing and sales organizations. These organizations develop and manage overall marketing and sales programs and work closely with a network of domestic and international sales offices.

We also work directly with reseller and distributor sales organizations, computer manufacturers, other software developers and peripherals manufacturers in cooperative advertising, promotions and trade-show presentations. We employ mass-marketing techniques such as web casts, seminars, telemarketing, direct mailings and advertising in business and trade journals. We have a worldwide user group organization and we have created online user communities dedicated to the exchange of information related to the use of our products.

In addition to sales of new software licenses, we generate revenue through our Autodesk Subscription Program and Autodesk Upgrade Program. These programs are available for a majority of our products and offer our customers two alternatives to migrate to the most recent version of our products.

Under the Autodesk Subscription Program, customers who own a perpetual use license for the most recent version of the underlying product are able to purchase maintenance that provides them with unspecified upgrades when-and-if-available, and are able to download e-Learning courses and receive online support over a one year or multi-year subscription period. Revenue from our Subscription Program is reported separately on our Consolidated Statements of Income and is referred to throughout this document as maintenance revenue.

Concurrent with the release of a new product version, the Autodesk Upgrade Program allows customers, who are not on the Subscription Program, to purchase upgrades, but only to the extent that they are still on a supported version of the product. Typically, the cost to upgrade is based on a multiple of the number of versions the customer is upgrading. An existing customer also has the option to upgrade to a different, discipline-specific or 3D product, which generally has a higher price, for a premium fee; we refer to this as a crossgrade. The cost of a crossgrade is substantially less than the cost of purchasing a new license and is available to subscription customers as well. Revenue from our upgrade and crossgrade programs is reported on our Consolidated Statements of Income in License and other.

Our ability to effectively distribute our products depends in part upon the financial and business condition of our distributor and reseller networks. Computer software resellers and distributors are typically not highly capitalized and have previously experienced difficulties during times of economic contraction and may do so in the future. While we have processes to ensure that we assess the creditworthiness of dealers and distributors prior to selling to them, if their financial condition were to deteriorate they might not be able to make repeat purchases. The loss of, or a significant reduction in, business with any one of our major international distributors or large resellers could harm our business. Our reliance on distributors and resellers subjects us to other risks; see Item 1A, "Risk Factors," for further discussion.

We intend to continue to make our products available in foreign languages. We believe that international sales will continue to comprise the majority of our net revenue. Economic weakness in any of the countries where we generate a significant portion of our net revenue, including the United States, could have an adverse effect on our business. A summary of our financial information by geographic location is found in Note 11, "Segments" in the Notes to Consolidated Financial Statements.

CUSTOMER AND RESELLER SUPPORT

We provide technical support and training to customers through a leveraged support model, augmented by direct programs designed to address certain specific needs. Our customers rely primarily on the resellers and distributors from which they purchased licenses to our products for technical support; however, we do provide certain direct support for Media and Entertainment Segment Advanced Systems customers. We support the resellers and distributors through technical product training, sales training classes, the Internet and direct telephone support. We also provide online support directly to our customers through our Subscription Program. There are also a number of user group forums in which customers are able to share information.

EDUCATIONAL PROGRAMS

We offer education programs and specially priced software purchasing options tailored for educational institutions, students, and faculty to train the next generation of users. We also offer classroom support, including standardized curricula developed by educators, instructor development, and a rich assortment of online learning resources. Users trained on our products are broadly available both from universities and the existing workforce, reducing the cost of training for our customers.

DEVELOPER PROGRAMS

One of our key strategies is to maintain an open-architecture design of our software products to facilitate third-party development of complementary products and industry-specific software solutions. This approach enables customers and third parties to customize solutions for a wide variety of highly specific uses. We offer several programs that provide marketing, sales, technical support and programming tools to developers who develop add-on applications for our products. Over 3,100 developers in the Autodesk Developer Network create interoperable products that further enhance the range of integrated solutions available to our customers.

BACKLOG

We typically ship products shortly after receipt of an order, which is common in the software industry. Our aggregate backlog is primarily comprised of deferred revenue. Deferred revenue consists primarily of deferred maintenance revenue from our Subscription Program. To a lesser extent, deferred revenue consists of deferred license and other revenue derived from Autodesk Buzzsaw and Autodesk Constructware, consulting services and deferred license sales. Backlog also includes current software license product orders which have not yet shipped. The category of current software license product orders which we have not yet shipped consists of orders from customers with approved credit status for currently available license software products and may include both orders with current ship dates and orders with ship dates beyond the current fiscal period.

Aggregate backlog was $521.5 million at January 31, 2008, of which $506.1 million was deferred revenue and $15.4 million related to current software license product orders which had not yet shipped at the end of the fiscal year. Aggregate backlog was $395.8 million at January 31, 2007, of which $378.8 million was deferred revenue and $17.0 million related to current software license product orders which had not yet shipped at the end of the fiscal year. Deferred revenue increased over the prior year primarily due to an increase in deferred maintenance revenue resulting from the success of our Subscription Program. We expect deferred maintenance revenue to continue to increase in the future. We do not believe that aggregate backlog as of any particular date is necessarily indicative of future results.

COMPETITION

The markets for our products are highly competitive and subject to rapid change. We strive to increase our competitive separation by investing in research and development allowing us to bring new products to market and create exciting new versions of existing products that offer compelling efficiencies for our customers. We also compete through investments in marketing and sales.

Our Design Solutions Segment competes with vendors that specialize primarily in one of the three industry segments in which we compete. Our competitors range from large, global, publicly traded companies to small, geographically focused firms. Our primary global competitors in this segment include Adobe Systems Inc., Bentley Systems, Inc., Dassault Systemes and its subsidiary SolidWorks Corporation, Environmental Systems Research Institute, Inc. (ESRI), Intergraph Corporation, Nemetschek AG, Parametric Technology Corporation, and Siemens AG PLM software division.

Our Media and Entertainment Segment competes with a wide range of different companies from large global publicly-traded corporations to small private entities. Large organizations that produce products that compete in some or all of our markets include Adobe Systems Inc., Apple Computer Inc., Avid Technology, SONY and Thomson. The media and entertainment market is highly fragmented with complex interdependencies between many of the larger corporations. As a result, some of our competitors also own subsidiaries that are our customers or our partners in developing or bringing to market some of our solutions.

The software industry has limited barriers to entry, and the availability of computing power with continually expanding performance at progressively lower prices contributes to the ease of market entry. The design software market is characterized by vigorous competition in each of the vertical markets in which we compete, both from existing competitors and by entry of competitors with innovative technologies. Competition is increasingly enhanced by consolidation of companies with complementary products and technologies. In addition, some of our competitors in certain markets have greater financial, technical, sales and marketing and other resources that we do. See Item 1A, "Risk Factors," for further discussion of risks regarding competition.

Because of these and other factors, competitive conditions in these industries are likely to continue to intensify in the future. Increased competition could result in price reductions, reduced net revenue and profit margins and loss of market share, any of which could harm our business. Furthermore, in certain markets, some of our competitors have greater financial, technical, sales and marketing and other resources.

We believe that our future results depend largely upon our ability to offer new products and to continue to provide existing product offerings that compete favorably with respect to ease of use, reliability, performance, range of useful features, continuing product enhancements, reputation, price and training.

INTELLECTUAL PROPERTY AND LICENSES

We maintain an active program to legally protect our investment in technology through intellectual property rights. We protect our intellectual property through a combination of patents, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions. The nature and extent of legal protection associated with each such intellectual property right depends on, among other things, the type of intellectual property right and the given jurisdiction in which such right arises. We believe that our intellectual property rights are valuable and important to our business, including each of our segments.

Nonetheless, our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. In addition, the laws of various foreign countries where our products are distributed do not protect our intellectual property rights to the same extent as U.S. laws. Enforcement of intellectual property rights against alleged infringers can sometimes lead to costly litigation and counterclaims. Our inability to protect our proprietary information could harm our business.

From time to time, we receive claims alleging infringement of a third party's intellectual property rights, including patents. Disputes involving our intellectual property rights or those of another party have in the past and may in the future lead to, among other things, costly litigation or product shipment delays, which could harm our business.

We retain ownership of software we develop. All software is licensed to users and provided in object code pursuant to either shrink-wrap, embedded or on-line licenses, or signed license agreements. These agreements contain restrictions on duplication, disclosure and transfer.

We believe that because of the limitations of laws protecting our intellectual property and the rapid, ongoing technological changes in both the computer hardware and software industries, we must rely principally upon software engineering and marketing skills to maintain and enhance our competitive market position.

While we have recovered some revenue resulting from the unauthorized use of our software products, we are unable to measure the full extent to which piracy of our software products exists. We believe, however, that software piracy is and can be expected to be a persistent problem that negatively impacts our revenue.

In addition, through various licensing arrangements, we receive certain rights to intellectual property of others. We expect to maintain current licensing arrangements and to secure licensing arrangements in the future, as needed and to the extent available on reasonable terms and conditions, to support continued development and sales of our products and services. Some of these licensing arrangements require or may require royalty payments and other licensing fees. The amount of these payments and fees may depend on various factors, including but not limited to: the structure of royalty payments, offsetting considerations, if any, and the degree of use of the licensed technology.

See Item 1A, "Risk Factors," for further discussion of risks related to protecting our intellectual property.

PRODUCTION AND SUPPLIERS

Production of our Design Solutions Segment and certain Media and Entertainment Segment software products involves duplication of the software media and the printing of user manuals. The purchase of media and the transfer of the software programs onto media for distribution to customers are performed by us and by licensed subcontractors. Media for our products include DVDs which are available from multiple sources. User manuals for our products and packaging materials are produced to our specifications by outside sources. Production is either performed in leased facilities operated by us or by independent third-party contractors. To date, we have not experienced any material difficulties or delays in the production of our software and documentation.

In addition, the Advanced Systems business line has historically relied on third-party vendors for the supply of hardware components used in its systems. In the past, many of the Advanced Systems software products ran on workstations manufactured by Silicon Graphics, Inc. ("SGI"). Over the past two years, we transitioned our Advanced Systems product portfolio to standard, open, PC-based hardware systems.

EMPLOYEES

As of January 31, 2008, we employed approximately 7,300 people. None of our employees in the United States are represented by a labor union; however, in certain foreign countries, our employees are represented by work councils. We have never experienced any work stoppages and believe our employee relations are good. Reliance upon employees in other countries entails various risks that possible government instability or regulation unfavorable to foreign-owned businesses could negatively impact our business in the future.

Competition in recruiting personnel in the software industry, especially highly skilled engineers, is intense. We believe our continued growth and future success is highly dependent on our continued ability to attract, retain and motivate highly skilled employees.

BUSINESS COMBINATIONS

Over the past three years, we acquired new technology or supplemented our technology by purchasing businesses focused in specific markets or industries. During this time period, we acquired a number of companies, including the following companies that have a significant impact on our business and are discussed in our Notes to Consolidated Financial Statements:

Date of closing	Company	Details
January 2008	Hanna Strategies Holdings, Inc. ("Hanna Strategies")	Hanna Strategies, a company that formerly performed software development services for us, will be integrated into, and the goodwill acquired was assigned to, each of the divisions within the Design Solutions Segment.
January 2008	Robobat, S.A. ("Robobat")	The Robobat acquisition provided a strong analysis engine currently localized for the EMEA and APAC markets. Robobat will be integrated into, and the goodwill acquired was assigned to, the Architecture, Engineering and Construction Division of the Design Solutions Segment.
June 2007	NavisWorks (UK) Limited ("NavisWorks")	The NavisWorks acquisition provided 3D coordination, collaboration and sequencing in design and construction. The acquisition has been integrated into, and the goodwill acquired was assigned to, the Architecture, Engineering and Construction Division of the Design Solutions Segment.
March 2006	Emerging Solutions, Inc. ("Constructware")	The Constructware acquisition provided on-demand communication and collaboration solutions. The acquisition has been integrated into, and the goodwill acquired was assigned to, the Architecture, Engineering and Construction Division of the Design Solutions Segment.
January 2006	Alias Systems Holdings, Inc. ("Alias")	The acquisition of Alias provided our customers with enhanced technology and industry talent for their design, animation, data management and visualization needs. The acquisition has been integrated into, and the goodwill acquired was assigned to, the Media and Entertainment Segment and the Manufacturing Solutions Division of our Design Solutions Segment.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following sets forth certain information as of March 21, 2008 regarding our executive officers.

Name	Age	Position
Carl Bass	50	Chief Executive Officer and President
Carol A. Bartz	59	Executive Chairman of the Board
George M. Bado	53	Executive Vice President, Worldwide Sales and Services
Jan Becker	55	Senior Vice President, Human Resources and Corporate Real Estate
Alfred J. Castino	55	Senior Vice President and Chief Financial Officer
Jay Bhatt	39	Senior Vice President of Autodesk AEC
Chris Bradshaw	45	Senior Vice President, Worldwide Marketing
Moonhie Chin	50	Senior Vice President Strategic Planning and Operations
Pascal W. Di Fronzo	43	Senior Vice President, General Counsel and Secretary
Amar Hanspal	44	Senior Vice President, Platform Solutions and Emerging Business
Robert Kross	54	Senior Vice President of the Manufacturing Solutions Division
Marc Petit	43	Senior Vice President, Media and Entertainment

Carl Bass joined Autodesk in September 1993 and serves as Chief Executive Officer and President. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. He has also held other executive positions within Autodesk. Mr. Bass is also a director of McAfee, Inc.

Carol A. Bartz joined Autodesk in April 1992 and serves as Executive Chairman of the Board. Ms. Bartz' present duties include enhancing relationships with Autodesk's key customers, partners, governments and investors along with focusing on activities designed to improve the business climate for Autodesk. From April 1992 to April 2006, Ms. Bartz served as Chairman of the Board, Chief Executive Officer and President. Ms. Bartz is also a director of Cisco Systems, Inc., Intel, Inc. and Network Appliance, Inc. Prior to joining Autodesk, Ms. Bartz held various positions at Sun Microsystems, Inc., including Vice President, Worldwide Field Operations from July 1990 through April 1992.

George M. Bado joined Autodesk in October 2002 and serves as Executive Vice President, Worldwide Sales and Services. From October 2004 to April 2006, Mr. Bado served as Senior Vice President, DSG Worldwide Sales and Consulting. From October 2002 to October 2004, Mr. Bado served as Vice President, DSG Worldwide Sales. Prior to joining Autodesk, Mr. Bado served as a consultant to the Board of Directors of ChipData, Inc., a venture backed start up involved in electronic design verification from May 2002 to October 2002. Prior to that, Mr. Bado was Executive Vice President, Sales and Consulting for Innoveda, Inc., an electronic design automation software company, from July 2001 to April 2002 (Innoveda, Inc. was acquired by Mentor Graphics Corporation in April 2002) and from March 2000 to June 2001 was Executive Vice President, Operations for Centric Software, Inc., a product lifecycle management solutions company.

Jan Becker joined Autodesk in September 1992 and has served as Senior Vice President, Human Resources and Corporate Real Estate since June 2000. Ms. Becker previously served in other capacities in the Human Resources Department at Autodesk.

Alfred J. Castino joined Autodesk in August 2002 and serves as Senior Vice President and Chief Financial Officer. Prior to joining Autodesk, Mr. Castino was Chief Financial Officer for Virage, Inc., a video and media communication software company from January 2000 to July 2002. Prior to this, Mr. Castino served as Vice President of Finance and then Senior Vice President and Chief Financial Officer at PeopleSoft, Inc., an enterprise software company, where he worked from September 1997 to August 1999. Mr. Castino holds a CPA certificate from the State of California. Mr. Castino is also a director of Synopsys, Inc.

Jay Bhatt joined Autodesk in August 2001 and serves as Senior Vice President of Autodesk AEC (Architecture, Engineering and Construction) Solutions. From August 2001 to February 2004, Mr. Bhatt served as Vice President, Corporate Development and Strategic Planning. From March 2000 to July 2001, he served as Chief Financial Officer and senior vice president of Business Development of Buzzsaw.com, Inc., a spin-off of Autodesk. Prior to that, Mr. Bhatt worked as an investment banker and as a transactional attorney.

Chris Bradshaw joined Autodesk in September 1991 and has served as Senior Vice President and Chief Marketing Officer, Worldwide Marketing since September 2007. Prior to this, Mr. Bradshaw served as Senior Vice President, Worldwide Marketing from March 2007 to September 2007, as Vice President of Worldwide Marketing from January 2007 to March 2007, Vice President of Autodesk's Infrastructure Solutions Division (ISD) from February 2003 to January 2007, and from August 2001 to January 2003, he was Vice President of Autodesk Building Collaboration Services. He served as senior vice president of sales and marketing for Buzzsaw.com, Inc., a spin-off of Autodesk, from September 1999 to August 2001 and as sales development director for Autodesk's AEC (Architecture, Engineering and Construction) products in the Asia-Pacific region from July 1997 to August 1999. He has also held other executive and non-executive positions at Autodesk.

Moonhie Chin joined Autodesk in February 1989 and has served as Senior Vice President Strategic Planning and Operations since March 2007. From January 2003 to March 2007 she was Vice President Strategic Planning and Operation, and served as Vice President of Business Operations for Location Services from September 2000 to January 2003, and Vice President of Business Administration from June 1999 to September 2000. She has also held other non-executive positions at Autodesk.

Pascal W. Di Fronzo joined Autodesk in June 1998 and has served as Senior Vice President, General Counsel and Secretary since March 2007. From March 2006 to March 2007 Mr. Di Fronzo served as Vice President, General Counsel and Secretary and served as Vice President, Assistant General Counsel and Assistant Secretary from March 2005 through 2006. Previously, Mr. Di Fronzo served in other business and legal capacities in our Legal Department. Prior to joining Autodesk, he advised high technology and emerging growth companies on business and intellectual property transactions and litigation while in private practice.

Amar Hanspal joined Autodesk in June 1987 and serves as Senior Vice President, Platform Solutions and Emerging Business. From January 2003 to January 2007, Mr. Hanspal served as Vice President of Autodesk Collaboration Solutions. He served as Vice President of Marketing of RedSpark, Inc., a spin-off of Autodesk focused on building a collaborative product development system for the discrete manufacturing industry, from April 2000 to December 2001. He has also held other executive and non-executive positions at Autodesk.

Robert Kross has served as Senior Vice President of the Manufacturing Solutions Division since March 2007. Since joining Autodesk in November 1993, Mr. Kross has served as Vice President of the Manufacturing Solutions Division from December 2002 to March 2007 and a director in the Manufacturing Division from February 1998 to December 2002. Prior to that, he was President and co-founder of Woodbourne Inc., a provider of parametric design tools that was acquired by Autodesk in 1993.

Marc Petit joined Autodesk in October 2002 and serves as Senior Vice President, Media and Entertainment. Since joining Autodesk, he has served as Vice President of Product Development and Operations for the Media and Entertainment Division from October 2002 to March 2007. Prior to joining Autodesk, Mr. Petit was Vice President of Operations for Aptilon Health, an online interactive marketing company.

There is no family relationship among any of our directors or executive officers.

GLOSSARY OF TERMS

2D horizontal products—Autodesk's AutoCAD and AutoCAD LT products, which serve as the platform upon which our 2D vertical products are based. The 2D horizontal products are primarily developed by the Platform Solutions and Emerging Business Division. These products include our core design applications and can be used across a number of industries.

2D vertical products—Autodesk's 2D vertical solutions, including AutoCAD Architecture, AutoCAD Mechanical and Autodesk MapGuide, are built upon Autodesk's AutoCAD and are enhanced with industry specific functionality.

3D model-based design products—Autodesk's 3D model-based design products. (Revit products, Autodesk Inventor products, AutoCAD Civil 3D, and NavisWorks products).

BIM (Building Information Modeling)—BIM describes a model-based technology linked with a database of project information, and is the process of generating and managing information throughout the life cycle of a building. BIM is used as a digital representation of the building process to facilitate exchange and interoperability of information in digital formats.

Digital prototyping—Digital prototyping allows designers, architects and engineers to analyze, simulate and visualize a design using a digital or virtual model rather than a physical model.

ITEM 1A. RISK FACTORS

We operate in a rapidly changing environment that involves a number of risks, many of which are beyond our control. In addition to the other information contained in this Form 10-K, the following discussion highlights some of these risks and the possible impact of these factors on future results of operations. If any of the following risks actually occur, our business, financial condition or results of operations may be adversely impacted, causing the trading price of our common stock to decline. In addition, these risks and uncertainties may impact the "forward-looking" statements described elsewhere in this Form 10-K and in the documents incorporated herein by reference. They could affect our actual results of operations, causing them to differ materially from those expressed in "forward-looking" statements.

General economic conditions may affect our net revenue and harm our business.

As our business has expanded globally, we have become increasingly subject to the risks arising from adverse changes in domestic and global economic and political conditions. Economic growth in the United States slowed in the fourth quarter of fiscal 2008. If economic growth in the United States and other countries' economies slows, or continues to slow in the United States, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us, which would increase our credit risk exposure and cause delays in our recognition of revenue on future sales to these customers. Any of these events would likely harm our business, results of operations and financial condition.

Our efforts to develop and introduce new product and service offerings expose us to risks such as limited customer acceptance, costs related to product defects and large expenditures that may not result in additional net revenue.

Rapid technological changes, as well as changes in customer requirements and preferences, characterize the software industry. We are devoting significant resources to the development of technologies, like our vertical design products and our digital prototyping and collaboration products. In addition, we are introducing new business models that require a considerable investment of technical and financial resources. Such investments may not result in sufficient revenue generation to justify their costs, or competitors may introduce new products and services that achieve acceptance among our current customers, adversely affecting our competitive position. In particular, a critical component of our growth strategy is to convert our customers of AutoCAD and AutoCAD LT to related vertical industry products and to our 3D model-based design products such as the Autodesk Inventor products, the Revit products, AutoCAD Civil 3D and NavisWorks products. Should sales of AutoCAD, AutoCAD upgrades and AutoCAD LT products decrease without a corresponding conversion of customer seats to our 2D vertical products and 3D model-based design products, our results of operations will be adversely affected.

Additionally, the software products we offer are complex, and despite extensive testing and quality control, may contain errors or defects. These defects or errors could result in the need for corrective releases to our software products, damage to our reputation, loss of revenue, an increase in product returns or lack of market acceptance of our products, any of which would likely harm our business.

Net revenue or earnings shortfalls or the volatility of the market generally may cause the market price of our stock to decline.

The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price for our common stock may be affected by a number of factors, including shortfalls in our net revenue, earnings or key performance metrics; changes in estimates or recommendations by securities analysts; the announcement of new products or product enhancements by us or our competitors;

quarterly variations in our or our competitors' results of operations; developments in our industry; unusual events such as significant acquisitions, divestitures and litigation; and general socio-economic, political or market conditions and other factors, including factors unrelated to our operating performance, like the current credit issues effecting the economy or the operating performance of our competitors.

In addition, significant changes in the price of our common stock could expose the Company to additional costly and time-consuming litigation. Historically, after periods of volatility in the market price of a company's securities, a company becomes more susceptible to securities class action litigation. This type of litigation is often expensive and diverts management's attention and resources.

Because we derive a substantial portion of our net revenue from AutoCAD-based software products, if these products are not successful, our net revenue will be adversely affected.

We derive a substantial portion of our net revenue from sales of licenses of AutoCAD software, including products based on AutoCAD that serve specific vertical markets, upgrades to those products and products that are interoperable with AutoCAD. As such, any factor adversely affecting sales of these products, including the product release cycle, market acceptance, product competition, performance and reliability, reputation, price competition, economic and market conditions and the availability of third-party applications, would likely harm our operating results.

Our international operations expose us to significant regulatory, intellectual property, collections, currency exchange rate, taxation and other risks, which could adversely impact our future net revenue and increase our net expenses.

We anticipate that international operations will continue to account for a significant portion of our net revenue and as we expand our international development expertise, will provide significant support to our overall development efforts. Risks inherent in our international operations include fluctuating currency exchange rates, unexpected changes in regulatory practices and tariffs, difficulties in staffing and managing foreign sales and development operations, longer collection cycles for accounts receivable, potential changes in tax laws, tax arrangements with foreign governments and laws regarding the management of data, possible future limitations upon foreign owned businesses, and greater difficulty in protecting intellectual property.

Our international results will also continue to be impacted by general economic and political conditions in foreign markets generally, including conditions in foreign markets resulting from economic and political conditions in the United States. These factors may adversely impact our future international operations and consequently our business as a whole.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because we conduct a substantial portion of our business outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and economic conditions change, and they could have a material adverse impact on our financial results and cash flows.

We use derivative instruments to manage a portion of our earnings exposure and cash flow exposure to fluctuations in foreign currency exchange rates. As part of our risk management strategy, we use foreign currency forward and option contracts to manage a portion of our exposures of underlying assets, liabilities and other obligations, which exist as part of our ongoing business operations. These foreign currency instruments have maturities of less than three months. These instruments provide us with some protection against currency exposures for only the current quarter. Significant appreciation of the U.S. dollar against foreign currencies may adversely impact our future net revenue.

Our investment portfolio is composed of a variety of investment vehicles in a number of countries which are subject to economic factors, interest rate trends and market volatility. If general economic conditions create a decline in interest rates, deterioration in the credit rating of our investments, or illiquidity in the financial marketplace, we may experience a decline in interest income, an inability to sell our investments, or an impairment in the value of our investments.

We invest our cash, cash equivalents and marketable securities with and in the custody of financial institutions with high credit ratings and limit the amounts invested with any one institution, type of security and issuer. However, we are subject to general economic conditions, interest rate trends and volatility in the financial marketplace that can affect the income that we receive from our investments, the value of our investments, and our ability to sell them. In the United States, for example, if the Federal Reserve continues to lower interest rates, the yields on our portfolio securities may decline. Any one of these factors could reduce our interest income, which in turn could impact our overall net income and earnings per share.

At January 31, 2008, we had auction rate securities with an estimated fair value of $8.4 million ($9.0 million cost basis) included in non-current "Marketable securities" due to their lack of liquidity. These AAA-rated auction rate securities, which met our investment guidelines at the time the investments were made, have failed to settle at monthly auctions since August 2007. The failed auctions resulted in the interest rate on these investments resetting at a premium as a result of a lack of liquidity for the underlying investment. We determined that these securities are temporarily impaired because the securities are fully insured, we earn a premium interest rate on the investments, the duration of the auction failures are believed to be a temporary market condition, and we have the intention and ability to hold the securities until the market value can be realized. However, in the future, if these issuers are unable to successfully close future auctions and their credit deteriorates, we may be required to adjust the carrying value of the investment through an impairment charge.

If we do not maintain our relationships with the members of our distribution channel, or achieve anticipated levels of sell-through, our ability to generate net revenue will be adversely affected.

We sell our software products both directly to customers and through a network of distributors and resellers. Our ability to effectively distribute our products depends in part upon the financial and business condition of our reseller network. Computer software distributors and resellers are typically not highly capitalized and have previously experienced difficulties during times of economic contraction and may do so in the future. While we have processes to ensure that we assess the creditworthiness of dealers and distributors prior to our sales to them, if their financial condition were to deteriorate, they might not be able to make repeat purchases. We rely significantly upon major distributors and resellers in both the United States and international regions, including Tech Data Corporation and their affiliates, which accounted for 14% of our consolidated net revenue for fiscal 2008 and 12% of our consolidated net revenue for fiscal 2007. Over time, we have modified and will continue to modify aspects of our relationship with our resellers, such as their incentive programs, pricing to them and our distribution model, to motivate and reward them for aligning their businesses with our strategy and business objectives. Changes in these relationships and underlying programs could negatively impact their business and harm our business. In addition, the loss of or a significant reduction in business with those distributors or resellers or the failure to achieve anticipated levels of sell-through with any one of our major international distributors or large resellers could harm our business. In particular, if one or more of such resellers were unable to meet their obligations with respect to accounts payable to us, we could be forced to write off such accounts and may be required to delay the recognition of revenue on future sales to these customers, which could have a material adverse effect on our results of operations in a given period.

Incentives under our Partner Incentive Program and product returns could exceed our estimates and harm our net revenue.

We provide our channel partners incentives through our Partner Incentive Program. This is a short-term plan that uses monetary rewards to motivate distributors and resellers to achieve business goals in a specified time period. The majority of these goals are defined by quarterly targets. The majority of our partner incentive reserves reduce license and other revenue in the current period. The remainder relates to incentives on our Subscription Program and reduces deferred revenue in the period the subscription transaction is billed. This reduction in deferred revenue results in a reduction of maintenance revenue over the maintenance contract period. We also permit our distributors and resellers to return products subject to certain limitations. Consistent with our experience in fiscal 2008, we anticipate that product returns will continue to be driven by new product releases, product update cycles and software quality.

We establish revenue reserves for incentives under our Partner Incentive Program and for product returns. Partner incentive reserves are based on achievement against purchase quotas for each distributor and reseller. We also establish product return reserves based on historical experience, estimated channel inventory levels and the timing of new product introductions and other factors. While we maintain strict measures to monitor our partner incentive and product return reserves, actual incentives or product returns may exceed our reserve estimates, and such differences could harm our business.

Existing and increased competition may reduce our net revenue and profits.

The software industry has limited barriers to entry, and the availability of desktop computers with continually expanding performance at progressively lower prices contributes to the ease of market entry. The markets in which we compete are characterized by vigorous competition, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products and technologies. In addition, some of our competitors in certain markets have greater financial, technical, sales and marketing and other resources. Furthermore, a reduction in the number and availability of compatible third-party applications may adversely affect the sale of our products. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in continued price reductions, reduced net revenue and profit margins and loss of market share, any of which would likely harm our business.

We believe that our future results depend largely upon our ability to offer products that compete favorably with respect to reliability, performance, ease of use, range of useful features, continuing product enhancements, reputation and price.

We have been named as a party in lawsuits related to our historical stock option practices and related accounting, and we may be named in additional litigation in the future, all of which could result in an unfavorable outcome and have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price for our securities.

Three lawsuits have been filed against us and our current officers and certain of our current and former directors and officers relating to our historical stock option practices and related accounting. See Note 6, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements for a more detailed description of these proceedings. These actions are in the preliminary stages, and the ultimate outcomes could have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price for our securities.

We may become the subject of additional private or government actions in the future, including stockholder or employee litigation. Litigation may be time-consuming, expensive and disruptive to normal business operations, and the outcome of litigation is difficult to predict. The defense of lawsuits may result in significant expenditures and the diversion of our management's time and attention from the operation of our business, which could impede our business. All or a portion of any amount we may be required to pay to satisfy a judgment or settlement of any claims may not be covered by insurance.

While we believe we currently have adequate internal control over financial reporting, we are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), we are required to furnish a report by our management on our internal control over financial reporting. The report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

While we have determined in our Management Report on Internal Control over Financial Reporting included in this Form 10-K, that our internal control over financial reporting was effective as of January 31, 2008, we must continue to monitor and assess our internal control over financial reporting. If our management identifies one or more material weaknesses in our internal control over financial reporting and such weakness remains uncorrected at fiscal year end, we will be unable to assert such internal control is effective at fiscal year end. If we are unable to assert that our internal control over financial reporting is effective at fiscal year end (or if our independent registered public accounting firm are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would likely have an adverse effect on our business and stock price.

We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

As more and more software patents are granted worldwide, as the number of products and competitors in our industry segments grows and as the functionality of products in different industry segments overlaps, we expect that software product developers will be increasingly subject to infringement claims. Infringement or misappropriation claims have in the past been, and may in the future be, asserted against us, and any such assertions could harm our business. Additionally, certain patent holders without products have become more aggressive in threatening and pursuing litigation in attempts to obtain fees for licensing the right to use patents. Any such claims or threats, whether with or without merit, have been and could in the future be time-consuming to defend, result in costly litigation and diversion of resources, or could cause product shipment delays or require us to enter into royalty or licensing agreements. In addition, such royalty or license agreements, if required, may not be available on acceptable terms, if at all, which would likely harm our business.

Changes in existing financial accounting standards or practices, or taxation rules or practices may adversely affect our results of operations.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could have a significant adverse effect on our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective. In particular, for fiscal 2007, we adopted Statement of Financial Accounting Standards No. 123R ("SFAS 123R") which requires us to record stock-based compensation charges to earnings for employee stock option grants using a fair-value-based method for determining such charges. We believe that the adoption of SFAS 123R will continue to materially adversely impact our earnings and may impact the manner in which we conduct our business.

Our business could suffer as a result of risks associated with strategic acquisitions and investments such as the acquisition of NavisWorks, Robobat and Hanna Strategies.

We periodically acquire or invest in businesses, software products and technologies that are complementary to our business through strategic alliances, equity investments or acquisitions. For example, we recently completed the acquisition of NavisWorks, Robobat and Hanna Strategies. The risks associated with such acquisitions include, among others, the difficulty of assimilating the products, operations and personnel of the companies, the failure to realize anticipated revenue and cost projections, the requirement to test and assimilate the internal control processes of the acquired business in accordance with the requirements of Section 404, and the diversion of management's time and attention. In addition, such acquisitions and investments may involve significant transaction or integration-related costs. We may not be successful in overcoming such risks, and such acquisitions and investments may negatively impact our business. In addition, such acquisitions and investments have in the past and may in the future contribute to potential fluctuations in quarterly results of operations. The fluctuations could arise from transaction-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions and investments. We also may need to make further investments to support these acquired companies and may have difficulty identifying and acquiring appropriate resources. These costs or charges, including those relating to the NavisWorks, Robobat and Hanna Strategies acquisitions, could negatively impact results of operations for a given period or cause quarter to quarter variability in our operating results.

Our operating results fluctuate within each quarter and from quarter to quarter making our future revenue and operating results difficult to predict.

Our quarterly operating results have fluctuated in the past and may do so in the future. These fluctuations could cause our stock price to change significantly or experience declines. Some of the factors that could cause our operating results to fluctuate include the timing of the introduction of new products by us or our competitors, slowing of momentum in upgrade or maintenance revenue, the adoption of SFAS 123R, which required us to record compensation expense for shares issued under our stock plans beginning in the first quarter of fiscal 2007 with a negative impact on our results of operations, fluctuation in foreign currency exchange rates, failure to achieve anticipated levels of customer acceptance of key new applications, failure to follow sales policies, unexpected costs or other operating expenses, changes in product pricing or product mix, platform changes, failure to convert our 2D customer base to 3D model-based design products, timing of product releases and retirements, failure to continue momentum of frequent release cycles or to move a significant number of customers from prior product versions in connection with our programs to retire major products, unexpected outcomes of matters relating to litigation, failure to achieve continued cost reductions and productivity increases, unanticipated changes in tax rates and tax laws, distribution channel management, changes in sales compensation practices, the timing of large Advanced Systems sales, failure to effectively implement our copyright legalization programs, especially in developing countries, failure to successfully integrate acquired businesses and technologies, failure to achieve sufficient sell-through in our channels for new or existing products, the financial and business condition of our reseller and distribution channels, renegotiation or termination of royalty or intellectual property arrangements, interruptions or terminations in the business of our consultants or third party developers, failure to grow lifecycle management or collaboration products, unanticipated impact of accounting for technology acquisitions and general economic conditions, particularly in countries where we derive a significant portion of our net revenue.

We have also experienced fluctuations in operating results in interim periods in certain geographic regions due to seasonality or regional economic conditions. In particular, our operating results in Europe during the third quarter are usually affected by a slow summer period, and the Asia Pacific operations typically experience seasonal slowing in the third and fourth quarters.

Our operating expenses are based in part on our expectations for future revenue and are relatively fixed in the short term. Accordingly, any revenue shortfall below expectations could have an immediate and significant adverse effect on our profitability. Greater than anticipated expenses or a failure to maintain rigorous cost controls would also negatively affect profitability. Further, gross margins may be adversely affected if our sales of AutoCAD LT, upgrades and Advanced Systems products, which historically have had lower margins, grow at a faster rate than sales of our higher-margin products.

We cannot accurately predict customer subscription attach and renewal rates and the impact these attach and renewal rates will have on our future revenue or operating results.

Our maintenance customers have no obligation to attach maintenance to their initial license or renew their maintenance subscriptions after the expiration of their initial subscription period, which is typically one year. Our customers' attachment and renewal rates may decline or fluctuate as a result of a number of factors. If our customers do not attach maintenance to their initial license or renew their subscriptions for our products, then our maintenance revenue will decline and our business will suffer.

We rely on third party technologies and if we are unable to use or integrate these technologies, our product and service development may be delayed.

We rely on certain software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. These third-party software licenses may not continue to be available on commercially reasonable terms, and the software may not be appropriately supported, maintained or enhanced by the licensors. The loss of licenses to, or inability to support, maintain and enhance any such software could result in increased costs, or in delays or reductions in product shipments until equivalent software could be developed, identified, licensed and integrated, which would likely harm our business.

We are investing resources in updating and improving our internal information technology systems. Should our investments not succeed, or if delays or other issues with a new internal technology system disrupt our operations, our business would be harmed.

We rely on our network and data center infrastructure, internal technology systems and our websites for our development, marketing, operational, support and sales activities. We are continually investing resources to update and improve these systems and environments in order to meet the growing requirements of our business and customers. For example, in November 2007, we converted from two order entry systems to a single order entry system. The objectives of this conversion were to improve the efficiency of operations for Autodesk and our resellers. Unsuccessful implementation of hardware or software updates and improvements could result in disruption in our business operations, loss of revenue or damage to our reputation.

Disruptions with licensing relationships and third party developers could adversely impact our business.

We license certain key technologies from third parties. Licenses may be restricted in the term or the use of such technology in ways that negatively affect our business. Similarly, we may not be able to obtain or renew license agreements for key technology on favorable terms, if at all, and any failure to do so could harm our business.

Our business strategy has historically depended in part on our relationships with third-party developers who provide products that expand the functionality of our design software. Some developers may elect to support other products or may experience disruption in product development and delivery cycles or financial pressure during periods of economic downturn. In particular markets, such disruption would likely negatively impact these third-party developers and end users, which could harm our business.

Additionally, technology created by outsourced product development, whether outsourced to third parties or developed externally and transferred to us through business or technology acquisitions have certain additional risks. These risks including potential difficulties with effective integration into existing products, adequate transfer of technology know-how and ownership and protection of transferred intellectual property.

As a result of our strategy of partnering with other companies for product development, our product delivery schedules could be adversely affected if we experience difficulties with our product development partners.

We partner with certain independent firms and contractors to perform some of our product development activities. We believe our partnering strategy allows us to, among other things, achieve efficiencies in developing new products and maintaining and enhancing existing product offerings. Our partnering strategy creates a dependency on such independent developers. Independent developers, including those who currently develop products for us in the United States and throughout the world, may not be able or willing to provide development support to us in the future. In addition, use of development resources through consulting relationships, particularly in non-US jurisdictions with developing legal systems, may be adversely impacted by, and expose us to risks relating to, evolving employment, export and intellectual property laws. These risks could, among other things, expose our intellectual property to misappropriation and result in disruptions to product delivery schedules.

Our business would be adversely affected if we are unable to attract and retain key personnel.

Our success depends largely on our ability to attract and retain highly skilled technical, managerial, sales and marketing personnel. Competition for these personnel is intense. The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel, particularly engineering and sales personnel, could make it difficult to meet key objectives, such as timely and effective product introductions.

If we are not able to adequately protect our proprietary rights, our business could be harmed.

We rely on a combination of patents, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Despite such efforts to protect our proprietary rights, unauthorized parties from time to time have copied aspects of our software products or have obtained and used information that we regard as proprietary. Policing unauthorized use of our software products is time-consuming and costly. While we have recovered some revenue resulting from the unauthorized use of our software products, we are unable to measure the extent to which piracy of our software products exists, and software piracy can be expected to be a persistent problem. Furthermore, our means of protecting our proprietary rights may not be adequate, and our competitors may independently develop similar technology.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of our 2008 fiscal year that remain unresolved.

ITEM 2. PROPERTIES

We lease 2,023,000 square feet of office space in 121 locations in the United States and internationally through our foreign subsidiaries. Our executive offices and corporate headquarters are located in leased office space in San Rafael, California. Our San Rafael facilities consist of 366,000 square feet under leases that have expiration dates ranging from December 2009 to November 2012. We and our foreign subsidiaries lease additional space in various locations throughout the world for local sales, product development and technical support personnel.

All facilities are in good condition and are operating at capacities averaging 79% occupancy worldwide as of January 31, 2008. We believe that our existing facilities and offices are adequate to meet our requirements for the foreseeable future. See Note 6, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements for more information about our lease commitments.

ITEM 3. LEGAL PROCEEDINGS

On August 26, 2005, Telstra Corporation Limited ("Telstra") filed suit in the Federal Court of Australia, Victoria District Registry against Autodesk Australia Pty Ltd. ("AAPL") seeking partial indemnification for claims filed against Telstra by SpatialInfo Pty Limited relating to Telstra's use of certain software in the management of its computer based cable plant records system. On December 12, 2005, SpatialInfo added AAPL as a defendant to its lawsuit against Telstra. In February 2008, the parties agreed to settle all outstanding claims and dismiss the action. The final resolution of the litigation did not have a material effect on Autodesk's results of operations, cash flows or financial position in a particular period.

During the fourth quarter of fiscal 2007, three stockholder derivative lawsuits were filed against Autodesk and certain of the Company's current and former directors and officers relating to its historical stock option practices and related accounting. On November 20, 2006, the Company and certain of its current and former members of the Board were sued in United States Federal District Court for the Northern District of California in a stockholder derivative action, entitled "Giles v. Bartz, et al.," Case No. C06-8175 (the "Giles Case"). On December 29, 2006, the Company, certain of its current and former members of the Board, and certain current and past executive officers were sued in United States Federal District Court for the Northern District of California in a stockholder derivative action, entitled "Campion v. Sutton, et al.," Case No. C06-07967. This lawsuit was consolidated into the previously mentioned Giles case and later voluntarily dismissed by the plaintiff on January 31, 2007. On January 9, 2007, the Company, certain of its current and former members of the Board, and certain current and former executive officers were sued in the Superior Court for the State of California, County of Marin in a stockholder derivative action, entitled "Koerner v. Bartz, et al.," Case No. CV-070112 (the "Koerner Case"). The plaintiff in the Giles Case filed an amended and restated complaint on December 3, 2007 and the plaintiff in the Koerner Case filed an amended and restated complaint on December 7, 2007. Autodesk cannot determine the final financial impact of these matters based on the facts known at this time. However, it is possible that an unfavorable resolution of the matters could occur and materially affect its future results of operations, cash flows or financial position in a particular period.

In connection with Autodesk's anti-piracy program, designed to enforce copyright protection of the Company's software and conducted both internally and through the Business Software Alliance ("BSA"), from time to time Autodesk undertakes litigation against alleged copyright infringers or provides information to criminal justice authorities to conduct actions against alleged copyright infringers. Such lawsuits have led to counter claims alleging improper use of litigation or violation of other local law and have recently increased in frequency, especially in Latin America.

In addition, Autodesk is involved in legal proceedings from time to time arising from the normal course of business activities including claims of alleged infringement of intellectual property rights, commercial, employment, piracy prosecution and other matters. In the Company's opinion, resolution of pending matters is not expected to have a material adverse effect on its consolidated results of operations, cash flows or its financial position. However, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially affect its future results of operations, cash flows or financial position in a particular period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At our Special Meeting of Stockholders held on November 6, 2007, the following proposal was approved by the stockholders.

	Votes For	Votes Against	Abstentions	Broker Non-Votes
Proposal to approve Autodesk's 2008 Employee Stock Plan and the reservation of 16.5 million shares of Autodesk's common stock, plus a number of additional shares equal to that number of shares cancelled on expiration of the 2006 Employee Stock Plan in March 2008 (not to exceed 1.0 million shares), for issuance thereunder	150,905,489	34,647,206	1,634,751	—

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol ADSK. The following table lists the high and low sales prices for each quarter in the last two fiscal years.

	High	Low
Fiscal 2008		
First Quarter	$44.72	$37.15
Second Quarter	$47.90	$41.40
Third Quarter	$50.80	$40.47
Fourth Quarter	$51.04	$40.11
Fiscal 2007		
First Quarter	$43.62	$35.30
Second Quarter	$41.47	$30.06
Third Quarter	$37.28	$31.48
Fourth Quarter	$44.49	$34.68

Dividends

We did not declare any cash or stock dividends in either fiscal 2008 or fiscal 2007. We anticipate that, for the foreseeable future, we will retain any earnings for use in the operation of our business.

Stockholders

As of January 31, 2008 the number of common stockholders of record was 640. Because many of our shares of common stock are held by brokers or other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by the record holders.

Issuer Purchases of Equity Securities

The purpose of Autodesk's stock repurchase program is to help offset the dilution to net income per share caused by the issuance of stock under our employee stock plans as well as to more effectively utilize excess cash generated from our business. The number of shares acquired and the timing of the purchases are based on several factors, including the level of our cash balances, general business and market conditions, the market price of our stock, and other investment opportunities. At January 31, 2008, 24.1 million shares remained available for repurchase under the existing repurchase authorization. See Note 7, "Stockholders' Equity," in the Notes to Consolidated Financial Statements for further discussion.

The following table provides information about the repurchase of our common stock during the three months ended January 31, 2008:

(Shares in thousands)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
November 1 – November 30	551	$45.97	551	5,649
December 1 – December 31	1,513	49.05	1,513	24,136
January 1 – January 31	—	—	—	—
Total	2,064(1)	$48.23	2,064(1)	24,136(2)

(1) Represents shares purchased in open-market transactions under stock repurchase plans approved by the Board of Directors in December 2004 and December 2007.

(2) This amount corresponds to the plan approved by the Board of Directors in December 2004, which authorized the repurchase of an additional 24.0 million shares, and the plan approved by the Board of Directors in December 2007, which authorized the repurchase of an additional 20.0 million shares. These plans, announced in December 2004 and 2007, respectively, do not have fixed expiration dates.

Company Stock Performance

The following graph shows a five-year comparison of cumulative total return (equal to dividends plus stock appreciation) for our Common Stock, the Standard & Poor's 500 Stock Index and the Dow Jones U.S. Software Index.

Comparison of Five Year Cumulative Total Stockholder Return(1)


$700
$600
$500
$400
$300
$200
$100
$0
1/03
1/04
1/05
1/06
1/07
1/08
Autodesk, Inc.
S&P 500
Dow Jones US Software

(1) Assumes $100 invested in January 31, 2003, in Autodesk's stock, the Standard & Poor's 500 Stock Index, and the Dow Jones U.S. Software Index, with reinvestment of all dividends. Total stockholder returns for prior periods are not an indication of future investment returns.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes thereto included in Item 8 of this Form 10-K to fully understand factors that may affect the comparability of the information presented below. The financial data for the years ended January 31, 2008, 2007 and 2006 are derived from, and are qualified by reference to, the audited consolidated financial statements that are included in this Form 10-K. The financial data for the year ended January 31, 2005 is derived from audited and consolidated financial statements, which are not included in this Form 10-K; the financial data for the year ended January 31, 2004 is derived from unaudited consolidated financial statements, which are not included in this Form 10-K.

	Fiscal year ended January 31,				
	2008	2007	2006	2005	2004
	(In millions, except per share data)				Unaudited
For the Fiscal Year					
Net revenue	$2,171.9	$1,839.8	$1,537.2	$1,238.9	$ 951.6
Income from operations(1)	445.6	349.7	378.5	231.7	101.2
Net income(1)(2)	356.2	289.7	333.6	221.1	115.3
At Year End					
Total assets	$2,208.9	$1,797.5	$1,355.8	$1,140.6	$1,017.2
Long-term liabilities	231.9	108.3	65.0	27.6	11.3
Stockholders' equity	1,230.5	1,115.0	803.0	649.8	620.8
Common Stock Data					
Basic net income per share	$ 1.55	$ 1.26	$ 1.46	$ 0.97	$ 0.52
Diluted net income per share	1.47	1.19	1.35	0.90	0.50
Dividends paid per share	—	—	0.015	0.06	0.06

(1) Under Statement of Financial Accounting Standards No. 123—revised 2004, "Share-Based Payment," ("SFAS No. 123R") net income for fiscal 2008 and 2007 includes stock-based compensation expense of $99.3 million and $94.3 million, respectively. Results for fiscal 2008 and 2007 also include amortization of acquisition-related intangibles of $20.2 million and $14.4 million, respectively and results for fiscal 2008 include in-process research and development from acquisitions of $5.5 million. Results for fiscal 2008 also include $13.7 million for employee tax expenses related to our voluntary review of historical stock option grant practices. Results for fiscal 2007 also include litigation expenses related to a patent infringement lawsuit of $5.0 million. Fiscal 2005 and 2004 results include restructuring charges of $26.7 million and $3.2 million, respectively.

(2) Fiscal 2008 results include discrete net tax expense of $1.9 million. Fiscal 2007, 2006, 2005, and 2004 results include net tax benefits of $15.1 million, $19.4 million, $26.8 million, and $26.7 million, respectively. These items relate to audit period closures, DRD legislation, reserve releases, federal research & development credits, and FSC benefit. See Note 3, "Income Taxes," in the Notes to Consolidated Financial Statements for further discussion.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion in our MD&A contains trend analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are any statements that look to future events and consist of, among other things, our business strategies, anticipated future operating results, including net revenue, product backlog, upgrade, crossgrade and maintenance revenue, the effect of fluctuations in exchange rates on net revenue and expenses, costs and expenses, including cost of revenue and operating expenses, future income, our anticipated tax rate, planned product retirement and annual release cycle. In addition, forward-looking statements also consist of statements involving expectations regarding product acceptance, continuation of our stock repurchase program, and short-term and long-term cash requirements, as well as, statements involving trend analyses and statements including such words as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of the factors set forth above in Item 1A, "Risk Factors," and in our other reports filed with the Securities and Exchange Commission. We assume no obligation to update the forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Strategy

Our goal is to be the world's leading 2D and 3D design software and services company for the architecture, engineering, construction, manufacturing, geospatial mapping and digital media markets. Our focus is to offer our customers the ability to visualize, simulate and analyze real-world performance early in the design process to foster innovation, enhance quality, and save time and money. Worldwide business trends such as globalization, sustainability, investment in infrastructure, and the price of oil are creating pressure on our customers to increase innovation while improving productivity. Our customers are seeking differentiation through design, and we believe our products provide a competitive advantage to succeed in this environment.

We believe that our ability to make technology available to mainstream markets is one of our competitive advantages. By innovating in existing technology categories, we bring powerful design products to volume markets. Our products are designed to be easy to learn and use, and to provide customers low cost of deployment, low total cost of ownership and a rapid return on investment. In addition, our software architecture allows for extensibility and integration.

We have created a large global community of resellers, third-party developers and customers, which provides us with a broad reach into volume markets. Our reseller network is extensive and provides our customers with global resources for the purchase and support of our products as well as resources for effective and cost efficient training services. We have a significant number of registered third-party developers, creating products that operate with our software products, further extending our reach into volume markets. Users trained on our products are broadly available both from universities and the existing work force, reducing the cost of training for our customers. To train the next generation of users, we offer education programs, including classroom support, standardized curricula, instructor development, and specially priced software-purchasing options.

Our growth strategy derives from these core strengths. We continue to increase the business value of our desktop design tools in a number of ways. We improve the performance and functionality of existing products with each new release. Our most recent product release commenced in March 2008. Beyond our 2D horizontal design products, we develop products addressing industry-specific needs including 2D vertical and 3D model-based products. We continually strive to improve our product functionality and specialization by industry while increasing product interoperability and usability. By doing this, we drive technology democratization and increase customer loyalty.

In addition, we believe that migration of our customers from our 2D horizontal products to our 2D vertical products and 3D model-based design products, presents a significant growth opportunity. For fiscal 2008, revenue from 3D model-based design products increased 26% as compared to the prior fiscal year, and Autodesk shipped more than 159,300 commercial seats (which includes new seats and crossgrade seats) of 3D model-based design products, including 76,400 seats of Revit, 52,500 seats of Autodesk Inventor and 30,400 seats of AutoCAD Civil 3D. While the rate of migration to 2D vertical products and 3D model-based design products varies from industry to industry, adoption of 2D vertical products and 3D model-based design software should increase the productivity of our customers in all industries and result in richer design data. However, this migration also poses various risks to us. In particular, if we do not successfully convert our 2D horizontal customer base to our 2D vertical products and 3D model-based design products as expected, sales of our 2D horizontal products may decrease without a corresponding increase in customer seats of our 2D vertical products and 3D model-based design products, we would not realize the growth we expect and our business would be adversely affected.

Expanding our geographic coverage is a key element of our growth strategy. We believe that rapidly growing emerging economies present significant growth opportunities for us. In fiscal 2008, revenue from emerging economies increased 40% as compared to fiscal 2007. Revenue from emerging economics represented 17% of fiscal 2008 net revenue as compared 14% of fiscal 2007 net revenue. Conducting business in these emerging economies presents significant challenges, including intellectual property protection and software piracy, which remain substantial problems.

Another significant part of our growth strategy is to continue to move customers to our Subscription Program. We strive to sell subscription contracts to all new customers, migrate existing upgrade customers to subscription contracts and renew subscription contracts with existing subscription customers. This business model results in a more efficient sales process than our traditional upgrade process and reduces volatility in our revenue. Moving customers to our Subscription Program ensures that we have more customers on current versions of our products, increases customer loyalty and increases the likelihood that they will migrate to our 3D model-based design products. All revenue from our Subscription Program is Maintenance Revenue on our Consolidated Statements of Income. Maintenance revenue grew 31% in fiscal 2008, as compared to growth of 54% in the prior fiscal year. Our subscription base has grown substantially over the past several years and now consists of nearly 1.5 million users. As a result, while we expect growth in maintenance revenue from our Subscription Program in the future to continue to be strong, we expect the growth rate to be lower than in the past.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. We believe that of our significant accounting policies, which are described in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements, the following policies involve a higher degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition. Our accounting policies and practices are in compliance with Statement of Position 97-2, "Software Revenue Recognition," as amended, and SEC Staff Accounting Bulletin No. 104, "Revenue Recognition."

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collection is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

For multiple element arrangements that include software products, we allocate the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their vendor-specific objective evidence ("VSOE") of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. If we do not have VSOE of the undelivered element, we defer revenue recognition on the entire sales arrangement until all elements are delivered. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent.

Our assessment of likelihood of collection is also a critical factor in determining the timing of revenue recognition. If we do not believe that collection is probable, the revenue will be deferred until the earlier of when collection is deemed probable or payment is received.

Our product license revenue from distributors and resellers are generally recognized at the time title to our product passes to the distributor or reseller provided all other criteria for revenue recognition are met. This policy is predicated on our ability to estimate sales returns among other criteria. We are also required to evaluate whether our distributors and resellers have the ability to honor their commitment to make fixed or determinable payments, regardless of whether they collect payment from their customers. Our policy also presumes that we have no significant performance obligations in connection with the sale of our product licenses by our distributors and resellers to their customers. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Product Returns Reserves. We permit our distributors and resellers to return products up to a percentage of prior quarter purchases. The product returns reserve is based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions and promotions, channel sell-in for applicable markets and other factors.

Our product returns reserves were $14.4 million at January 31, 2008 and $18.2 million at January 31, 2007. Product returns as a percentage of applicable revenue were 3.5% in fiscal 2008, 3.9% in fiscal 2007 and 3.7% in fiscal 2006. During fiscal year 2008 and 2007, we recorded additions to our product returns reserves of $43.6 million and $57.1 million, respectively, which reduced our revenue. While we believe our accounting practice for establishing and monitoring product returns reserves is adequate and appropriate, any adverse activity or unusual circumstances could result in an increase in reserve levels in the period in which such determinations are made.

Partner Incentive Reserves. Autodesk has a Partner Incentive Program that uses quarterly attainment monetary rewards to motivate distributors and resellers to achieve mutually agreed upon business goals in a specified time period. A portion of these reserves reduce license and other revenue in the current period. The remainder, which relates to incentives on our Subscription Program, reduces deferred revenue in the period the subscription transaction is billed, which results in a reduction to maintenance revenue over the maintenance contract period. Partner incentive reserves were $41.2 million and $28.3 million at January 31, 2008 and 2007, respectively.

Realizability of Long-Lived Assets. We assess the realizability of our long-lived assets and related intangible assets, other than goodwill, annually during the fourth fiscal quarter, or sooner should events or changes in circumstances indicate the carrying values of such assets may not be recoverable. We consider the following factors important in determining when to perform an impairment review: significant under-performance of a business or product line relative to budget; shifts in business strategies which affect the continued uses of the assets; significant negative industry or economic trends; and the results of past impairment reviews.

In assessing the recoverability of these long-lived assets, we first determine their fair values, which are based on assumptions regarding the estimated future cash flows that could reasonably be generated by these assets. When assessing long-lived assets, we use undiscounted cash flow models which include assumptions regarding projected cash flows. Because expected lives are relatively short, discounting the projected cash flows would not lead to a significantly different result. Variances in these assumptions could have a significant impact on our conclusion as to whether an asset is impaired or the amount of the impairment charge. Impairment charges, if any, result in situations where the fair values of these assets are less than their carrying values.

In addition to our recoverability assessments, we routinely review the remaining estimated useful lives of our long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the quarter when such determinations are made, as well as in subsequent quarters.

We will continue to evaluate the values of our long-lived assets in accordance with applicable accounting rules. As changes in business conditions and our assumptions occur, we may be required to record impairment charges.

Goodwill. We test goodwill for impairment annually in the fourth quarter or sooner should events or changes in circumstances indicate potential impairment. When assessing goodwill for impairment, we use discounted cash flow models which include assumptions regarding projected cash flows. Variances in these assumptions could have a significant impact on our conclusion as to whether goodwill assets are impaired or the amount of the impairment charge. Impairment charges, if any, result from instances where the fair values of net assets associated with goodwill are less than their carrying values. As changes in business conditions and our assumptions occur, we may be required to record impairment charges.

Income Taxes. We currently have $149.4 million of net deferred tax assets, mostly arising from net operating losses including stock option deductions taken in fiscal years prior to fiscal 2007, tax credits, non-deductible accruals and timing differences for purchased technologies and capitalized software, offset by the establishment of U.S. deferred tax liabilities on unremitted earnings from certain foreign subsidiaries. We perform a quarterly assessment of the recoverability of these net deferred tax assets, which is principally dependent upon our achievement of projected future taxable income of approximately $408 million across a specific mix of geographies. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require possible material adjustments to these net deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.

Autodesk is a U.S. based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Our effective tax rate is based on expected geographic mix of earnings, statutory rates, intercompany transfer pricing, and enacted tax rules. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions on a worldwide basis. We believe our tax positions, including intercompany transfer pricing policies, are consistent with the tax laws in the jurisdictions in which we conduct our business. It is possible that these positions may be challenged which may have a significant impact on our effective tax rate.

We adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" on February 1, 2007. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability.

Share-Based Compensation. In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123—revised 2004, "Share-Based Payment" ("SFAS 123R"), which replaces Statement of Financial Accounting Standards No. 123 ("SFAS 123") and supersedes APB 25. SFAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in our Consolidated Statements of Income.

We adopted SFAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of February 1, 2006, the first day of our fiscal year 2007. Our consolidated financial statements for fiscal 2008 and 2007 reflect our adoption of SFAS 123R. In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated for, and do not include the impact of, compensation expense calculated under SFAS 123R.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statements of Income. Prior to the adoption of SFAS 123R, we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25, as permitted by SFAS 123. Under the intrinsic value method, compensation expense resulted primarily from stock option grants to non-executive employees at exercise prices below fair market value on the option measurement date. The majority of these grants were made between August 2000 and February 2005.

We use the Black-Scholes-Merton option-pricing model for determining the estimated fair value for employee stock awards. This is the same option-pricing model used in prior years to calculate the pro forma compensation expense under our SFAS 123 footnote disclosures. This model requires the input of assumptions, including expected stock price volatility, expected life, expected dividend yield and risk-free interest rate of each award. The parameters used in the model are reviewed on a quarterly basis and adjusted, as needed. Compensation expense for employee stock awards is recognized on a straight-line basis over the vesting period of the award. The adoption of SFAS 123R also requires certain changes to the accounting for income taxes, the method used in determining diluted shares, the application of a pre-vesting forfeiture rate against both pre-and post-adoption grants, as well as additional disclosure related to the cash flow effects resulting from share-based compensation.

Legal Contingencies. As described in Part I, Item 3. "Legal Proceedings" and Part II, Item 8, Note 6, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements, we are periodically involved in various legal claims and proceedings. We routinely review the status of each significant matter and assess our potential financial exposure. If the potential loss from any matter is considered probable and the amount can be reasonably estimated, we record a liability for the estimated loss. Because of inherent uncertainties related to these legal matters, we base our loss accruals on the best information available at the time. As additional information becomes available, we reassess our potential liability and may revise our estimates. Such revisions could have a material impact on future quarterly or annual results of operations.

Recently Issued Accounting Standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (revised 2007) "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement will be effective for Autodesk's fiscal year beginning February 1, 2009. Autodesk is currently evaluating the impact that SFAS 141R will have on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB also issued Statement of Financial Accounting Standards No. 160 "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement will be effective for Autodesk's fiscal year beginning February 1, 2009. Autodesk does not believe the adoption of SFAS 160 will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS 159"), which expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. This statement is required to be adopted by Autodesk as of February 1, 2008. Autodesk does not believe the adoption of SFAS 159 will have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but instead is intended to eliminate inconsistencies with respect to this topic found in various other accounting pronouncements. This statement is effective as of February 1, 2008 for Autodesk's 2009 fiscal year, including interim periods within our 2009 fiscal year, with the exception of a one year deferral for the implementation of the statement for other nonfinancial assets and liabilities. Autodesk does not believe the adoption of SFAS 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

Overview of Fiscal 2008 Results of Operations

	Fiscal Year Ended January 31, 2008	As a % of Net Revenue	Fiscal Year Ended January 31, 2007	As a % of Net Revenue
	(in millions)			
Net Revenue	$2,171.9	100%	$1,839.8	100%
Cost of revenue	206.9	9%	216.6	12%
Operating expenses	1,519.4	70%	1,273.5	69%
Income from Operations	$ 445.6	21%	$ 349.7	19%

The primary goals for fiscal 2008 were to continue our delivery of market-leading products and solutions to our customers and to drive revenue growth and increases in operating margins and operating cash flow. During fiscal 2008, we released our 2008 family of products, offering our customers continued advancements in design and authoring productivity as well as digital prototyping and product lifecycle management capabilities. During fiscal 2008, as compared to fiscal 2007, net revenue increased 18%, income from operations increased 27% and operating cash flow increased 23%.

Net revenue for fiscal 2008 increased due to an increase in license and other revenue of 14% and an increase in maintenance revenue from our Subscription Program of 31%. Net revenue for our 2D products and 3D model-based design products increased 13%, and 26%, respectively, during fiscal 2008, as compared to the prior fiscal year. A critical component of our growth strategy is to continue to add new 2D horizontal users, while migrating our customers to our higher value 2D vertical and 3D model-based design products.

Our total operating margin increased from 19% of net revenue in fiscal 2007 to 21% in fiscal 2008. This improvement is primarily due to an increase in our Media and Entertainment Segment's operating income by $34.2 million in fiscal 2008 compared to the prior fiscal year. The increase in operating income from our Media and Entertainment Segment was due to higher gross margins from Advanced Systems resulting from a shift to sales of our Linux-based systems, a shift to system sales comprised of more software and less hardware and a 22% increase in net revenue from our Animation products. These increases were partially offset by an increase in amortization of acquisition-related intangibles of $11.3 million in fiscal 2008 as compared to fiscal 2007. We continue to invest in growth and productivity initiatives and, over the longer term we intend to continue to balance investments in revenue growth opportunities with our goal of increasing our operating margins. Our operating margins are very sensitive to changes in revenue, given the relatively fixed nature of most of our expenses, which consist primarily of employee-related expenditures, facilities costs, and depreciation and amortization expense. For fiscal 2009, we expect total costs and expenses to increase in absolute dollars, but decline slightly as a percentage of net revenue resulting in overall operating margin improvement as compared to fiscal 2008. We will continue to balance investments in revenue growth opportunities with our focus on increasing profitability.

We generate a significant amount of our revenue in the United States, Japan, Germany, United Kingdom, Italy, France, Canada, China, South Korea and Australia. The weaker value of the U.S. dollar relative to foreign currencies had a positive effect of $47.4 million on operating income in fiscal 2008 compared to fiscal 2007. Had exchange rates from fiscal 2007 been in effect during fiscal 2008, translated international revenue billed in local currencies would have been $71.2 million lower and operating expenses would have been $23.8 million lower. Foreign currencies had a minimal effect on financial results for fiscal 2007. Changes in the value of the U.S. dollar may have a significant effect on net revenue in future periods. We use foreign currency option collar contracts to reduce a portion of the current quarter exchange rate effect on the net revenue of certain anticipated transactions.

Throughout fiscal 2008, we maintained a strong balance sheet, generating $708.5 million of cash from operating activities as compared to $576.6 million during the previous fiscal year. We finished fiscal 2008 with $957.7 million in cash and marketable securities, of which $8.4 million is classified as long-term. This is an increase from the $777.9 million balance at January 31, 2007. We managed to achieve this increase while repurchasing 12.1 million shares of our common stock and continuing to invest in our business through acquisitions, including Robobat, NavisWorks and Hanna Strategies and investments in other growth initiatives. Comparatively, during the prior fiscal year we repurchased 4.2 million shares of our common stock, completed the acquisition of Constructware and invested in a 28% interest in Hanna Strategies. We completed fiscal 2008 with a higher deferred revenue balance and higher accounts receivable balance as compared to the previous fiscal year. Our deferred revenue balance at January 31, 2008 included $433.8 million of customer maintenance contracts related to our Subscription Program, which will be recognized as maintenance revenue ratably over the life of the contracts, which is predominantly one year.

Results of Operations

Net Revenue

	Fiscal Year Ended January 31, 2008	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2007	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2006
		$	%		$	%	
				(in millions)			
Net Revenue:							
License and other	$1,618.6	$202.7	14%	$1,415.9	$154.1	12%	$1,261.8
Maintenance	553.3	129.4	31%	423.9	148.5	54%	275.4
	$2,171.9	$332.1	18%	$1,839.8	$302.6	20%	$1,537.2
Net Revenue by Geographic Area:							
Americas	$ 803.5	$ 69.0	9%	$ 734.5	$111.3	18%	$ 623.2
Europe, Middle East and Africa	875.5	188.0	27%	687.5	129.3	23%	558.2
Asia Pacific	492.9	75.1	18%	417.8	62.0	17%	355.8
	$2,171.9	$332.1	18%	$1,839.8	$302.6	20%	$1,537.2
Net Revenue by Operating Segment:							
Design Solutions	$1,895.1	$300.5	19%	$1,594.6	$250.1	19%	$1,344.5
Media and Entertainment	258.6	24.0	10%	234.6	62.3	36%	172.3
Other	18.2	7.6	72%	10.6	(9.8)	-48%	20.4
	$2,171.9	$332.1	18%	$1,839.8	$302.6	20%	$1,537.2
Net Revenue—Design Solutions Segment:							
Platform Solutions and Emerging Business Division and Other	$ 997.1	$118.2	13%	$ 878.9	$ 75.6	9%	$ 803.3
Architecture, Engineering and Construction Division	480.0	97.6	26%	382.4	98.1	35%	284.3
Manufacturing Solutions Division	418.0	84.7	25%	333.3	76.4	30%	256.9
	$1,895.1	$300.5	19%	$1,594.6	$250.1	19%	$1,344.5

Fiscal 2008 Net Revenue Compared to Fiscal 2007 Net Revenue

License and Other Revenue

License and other revenue are comprised of two components: all forms of product license revenue and other revenue. Product license revenue includes revenue from the sale of new seats, revenue from the Autodesk Upgrade Program and revenue from the Autodesk Crossgrade Program. Other revenue consists of revenue from consulting and training services, revenue from the Autodesk Developers Network, Autodesk Collaborative Solution hosting revenue, Autodesk's Location Services Division and revenue from Advanced Systems product support.

Growth in license and other revenue during fiscal 2008, as compared to fiscal 2007, was primarily due to growth in new seat revenue for most major products driven by the release of our 2008 family of products. Total license and other revenue increased 14% for fiscal 2008 as compared to the prior fiscal year. As a percentage of total net revenue, license and other revenue was 75% for fiscal 2008, 77% for fiscal 2007 and 82% for fiscal 2006.

We rely significantly upon major distributors and resellers in both the U.S. and international regions, including Tech Data Corporation and its affiliates, who accounted for 14%, 12% and 11% of Autodesk's consolidated net revenue for fiscal 2008, 2007 and 2006, respectively.

During fiscal 2008, we made changes to our Partner Incentive Programs to incent our value-added resellers to shift their focus to selling 2D vertical products and 3D model-based design products. These new programs, which are accounted for as a reduction to net revenue, drive a consistent treatment of incentives around the world by further reallocating incentives from our 2D horizontal products, AutoCAD and AutoCAD LT, to 2D vertical and 3D model-based design products. We believe that changes to our Partner Incentive Programs are having the intended effect of shifting our resellers' focus to selling 2D vertical and 3D model-based design products.

Revenue from the sale of new seats increased 19% from fiscal 2007 to fiscal 2008. The increase is due to an 18% increase in revenue from new seats of our 2D products, primarily AutoCAD LT, AutoCAD, AutoCAD Mechanical and AutoCAD Architecture. The increase was also due to a 30% increase in revenue from new seats of our 3D model-based design products (Revit products, Autodesk Inventor products, AutoCAD Civil 3D, and NavisWorks software). The increase in new seat revenue was driven primarily by higher average sales prices per seat and volume growth in both our 2D design and 3D model-based design products.

The positive effect of the weaker value of the U.S. dollar relative to foreign currencies also contributed to the increase in total net revenue in fiscal 2008 as compared to fiscal 2007. In addition, we experienced growth in net revenue in all three of our geographic regions and strong growth in the emerging economies of Europe, Middle East, Africa and Asia Pacific.

Upgrade revenue, which includes crossgrade revenue, decreased by 17% during fiscal 2008 as compared to the prior fiscal year, as expected. The decrease in upgrade revenue was driven primarily from the relatively smaller size of the upgradeable base of our AutoCAD-based products in fiscal 2008 as compared to the upgradeable base of our AutoCAD-based products in fiscal 2007, due to more customers on our Subscription Program. In addition, during the second half of fiscal 2008 and fiscal 2007, AutoCAD LT customers could crossgrade to any other product at a promotional rate, which contributed approximately $9.1 million to upgrade revenue in fiscal 2008 as compared to $21.4 million in fiscal 2007. We expect revenue from upgrades to continue to decline as we continue to execute on our strategy of moving customers to our Subscription Program.

Revenue from the sales of services, training and support, included in "License and other," are immaterial for all periods presented.

Maintenance Revenue

Maintenance revenue consists of revenue derived from our Subscription Program. Under this program, customers are eligible to receive unspecified upgrades when-and-if-available, downloadable training courses and online support. We recognize maintenance revenue from our Subscription Program ratably over the maintenance contract periods. Maintenance revenue increased 31% for fiscal 2008 as compared to the prior fiscal year. As a percentage of total net revenue, maintenance revenue was 25% for fiscal 2008, 23% for fiscal 2007, and 18% for fiscal 2006. Our Subscription Program, available to most customers worldwide, continues to attract new and renewal customers by providing them with a cost effective and predictable budgetary option to obtain the productivity benefits of our new product releases and enhancements. We expect maintenance revenue to continue to increase both in absolute dollars and as a percentage of total net revenue as a result of increased Subscription Program enrollment, which is now at nearly 1.5 million users; however, we expect these growth rates to be lower than in the past. This shift away from upgrades toward a more predictable and sustainable maintenance revenue stream from the Subscription Program is consistent with our long-term strategy.

Due to the increase in our subscription base over time, the relative upgradeable installed base of the AutoCAD-based products not on subscription during fiscal 2008 was smaller than the upgradeable installed base of the AutoCAD-based products not on subscription during fiscal 2007. Maintenance revenue from subscriptions substantially exceeded revenue from upgrades in fiscal 2008.

Aggregate backlog at January 31, 2008 and January 31, 2007 was $521.5 million and $395.8 million, respectively, of which $506.1 million and $378.8 million represented deferred revenue and $15.4 million and

$17.0 million, respectively, related to current software license product orders which have not yet shipped at the end of each respective fiscal year. Deferred revenue consists primarily of deferred maintenance revenue from our Subscription Program. To a lesser extent, deferred revenue consists of deferred license and other revenue derived from Autodesk Buzzsaw and Autodesk Constructware services, consulting services and deferred license sales. Backlog from current software license product orders which we have not yet shipped consists of orders for currently available license software products from customers with approved credit status and may include orders with current ship dates and orders with ship dates beyond the current fiscal period.

Net Revenue by Geographic Area

Net revenue in the Americas region increased by 9% during fiscal 2008, as compared to fiscal 2007, primarily due to a 22% increase in maintenance revenue from our Subscription Program. Revenue from new seats in the Americas increased 2% during fiscal 2008 as compared to fiscal 2007 driven by new seat revenue from our 3D model-based design products offset by a decline in new seat revenue from our 2D products compared to the prior fiscal year. Revenue from upgrades decreased by 14% in the Americas during fiscal 2008 compared to the prior fiscal year. Growth in the Americas was also impacted by a slowing economy that impacted growth rates for all of our products in the fourth quarter of fiscal 2008. Had exchange rates during fiscal 2007 been in effect during the same period of fiscal 2008, translated net revenue in the Americas would have been $0.1 million lower in fiscal 2008.

Net revenue in the Europe, Middle East and Africa ("EMEA") region increased by 27% during fiscal 2008, as compared to fiscal 2007, primarily due to a 37% increase in new seat revenue and 40% increase in maintenance revenue from our Subscription Program. Revenue from new seats in EMEA increased during fiscal 2008 as compared to fiscal 2007 driven by new seat revenue from our 2D design products and 3D model-based design products. These increases were partially offset by 24% decrease in revenue from upgrades. EMEA's growth during fiscal 2008 was primarily due to growth in the local emerging economies and the United Kingdom, Germany, France, Belgium and Austria. Had exchange rates during fiscal 2007 been in effect during the same period of fiscal 2008, translated net revenue in EMEA would have been $66.7 million lower in fiscal 2008.

Net revenue in the Asia Pacific ("APAC") region increased 18% during fiscal 2008, as compared to fiscal 2007, primarily due to an 18% increase in new seats revenue, a 32% increase in maintenance revenue from our Subscription Program, and a 9% increase in revenue from upgrades. Revenue from new seats in APAC increased due to strong new seat revenue from our 2D products and 3D model-based design products. Net revenue growth in APAC during fiscal 2008 occurred primarily due to growth in the local emerging economies, Japan, South Korea and Australia. Had exchange rates during fiscal 2007 been in effect during the same period of fiscal 2008, translated net revenue in APAC would have been $4.4 million lower in fiscal 2008.

We believe that international net revenue will continue to comprise a majority of our total net revenue. Economic weakness in any of the countries that contributes a significant portion of our net revenue could have an adverse effect on our business in those countries. Changes in the value of the U.S. dollar relative to foreign currencies could significantly affect our future financial results for a given period. International net revenue represented 69% of our net revenue in fiscal 2008 and 66% of our net revenue in fiscal 2007. Net revenue in emerging economies grew by 40% from fiscal 2007 to fiscal 2008, primarily due to revenue from the EMEA emerging economies, China and India. This growth was a significant factor in our international sales growth during fiscal 2008.

Net Revenue by Operating Segment

Net revenue for the Design Solutions Segment increased 19% during fiscal 2008, as compared to fiscal 2007, primarily due to a 21% increase in new seat revenue and a 32% increase in maintenance revenue from our Subscription Program. These increases were partially offset by a 17% decrease in upgrade revenue in fiscal 2008 as compared to fiscal 2007. Maintenance revenue increased to 26% of Design Solutions Segment revenue during fiscal 2008 compared to 24% in fiscal 2007.

Net revenue for the Media and Entertainment Segment increased 10% during fiscal 2008, as compared to fiscal 2007. During fiscal 2008, net revenue from our Animation business line increased 22% due to increases in revenue from our animation products 3ds Max and Maya. Net revenue growth from Advanced Systems was flat as compared to the prior fiscal year due to the migration of our Advanced Systems solutions from SGI hardware to PC-based hardware systems which have a lower price but generate better margins.

Fiscal 2007 Net Revenue Compared to Fiscal 2006 Net Revenue

License and Other Revenue

The 12% increase in net revenue during fiscal 2007, as compared to fiscal 2006, was due to an increase in sales of new seats, an increase in the sales of subscription contracts which are recognized as maintenance revenue and an increase in crossgrade revenue. Revenue from the sale of new seats increased due to volume growth and higher average sales prices in our AutoCAD, AutoCAD LT, and our 3D model-based design products. In addition, the introduction of our Maya and StudioTools products resulting from the January 2006 acquisition of Alias contributed to the growth in revenue during fiscal 2007. We experienced strong growth in all three of our geographic regions and strong growth rates in the emerging economies of Asia Pacific, Eastern Europe and the Middle East, and Latin America from fiscal 2006 to fiscal 2007. These increases were partially offset by a decline in revenue from upgrades resulting primarily from the relatively smaller size of the upgradeable base of our AutoCAD-based products during fiscal 2007 compared to the upgradeable base of our AutoCAD-based products as of the same period in the prior fiscal year.

Growth in license and other revenue during fiscal 2007, as compared to fiscal 2006, was primarily due to an increase in the sale of commercial new seats for most major products driven by our new product releases during fiscal 2007. The 19% increase in revenue from the sale of new seats from fiscal 2006 to fiscal 2007 was driven by volume growth in AutoCAD, AutoCAD LT and most major products, as well as growing sales of our 3D model-based design products. These increases were partially offset by a 7% decrease in revenue from upgrades driven by the relatively smaller size of the upgradeable base of our AutoCAD-based products in fiscal 2007 compared to the size of the upgradeable base of our AutoCAD-based products in fiscal 2006 and the success of our Subscription Program in fiscal 2006. Revenue from the sales of services, training and support are immaterial for all periods presented.

Maintenance Revenue

Maintenance revenue from our Subscription Program increased 54% for fiscal 2007 as compared to the prior fiscal year. As a percentage of total net revenue, maintenance revenue was 23% for fiscal 2007 and 18% for fiscal 2006. The upgradeable installed base of the AutoCAD-based products not on subscription during fiscal 2007 was smaller than the upgradeable installed base of AutoCAD-based products not on subscription during fiscal 2006. As a result, overall maintenance revenue from subscriptions exceeded revenue from upgrades in fiscal 2007.

Deferred revenue consists primarily of deferred maintenance revenue from our Subscription Program. To a lesser extent, deferred revenue consists of deferred license and other revenue derived from Autodesk Buzzsaw and Autodesk Constructware services, consulting services and deferred license sales. Backlog from current software license product orders which we have not yet shipped consists of orders for currently available license software products from customers with approved credit status and may include orders with current ship dates and orders with ship dates beyond the current fiscal period. Aggregate backlog at January 31, 2007 and January 31, 2006 was $395.8 million and $283.5 million, respectively, of which $17.0 million for both fiscal years related to current software license product orders which have not yet shipped at the end of each respective fiscal year.

We rely significantly upon major distributors and resellers in both the U.S. and international regions, including Tech Data Corporation and their affiliates, who accounted for 12% of fiscal 2007 net revenue and 11% of fiscal 2006 net revenue.

Net Revenue by Geographic Area

Net revenue in the Americas region increased 18% during fiscal 2007, as compared to fiscal 2006, primarily due to strong maintenance revenue, as well as revenue from products acquired in our acquisition of Alias in January 2006 and from growth in revenue from sales of new seats driven by new product releases during fiscal 2007. Revenue from upgrades in the Americas declined by 4% during fiscal 2007 compared to the same period in the prior fiscal year. Had exchange rates during fiscal 2006 been in effect during the same period of fiscal 2007, translated net revenue would have been lower by $0.3 million in fiscal 2007.

Net revenue in the EMEA region increased 23% during fiscal 2007, as compared to fiscal 2006, primarily due to an increase in the sale of new seats resulting from new product releases, combined with a strong increase in maintenance revenue and revenue from new products acquired from Alias. Revenue from upgrades in EMEA experienced a 2% decline from fiscal 2006 to fiscal 2007. EMEA's strong growth during fiscal 2007 was primarily due to growth in the local emerging economies, Germany, the United Kingdom, France and Italy. Had exchange rates during fiscal 2006 been in effect during the same period of fiscal 2007, translated net revenue would have been lower by $10.3 million in fiscal 2007.

Net revenue in the APAC region increased 17% during fiscal 2007, as compared to fiscal 2006, primarily due to strong growth in revenue from sales of new seats resulting from new product releases, followed by strong growth in maintenance revenue. Revenue from upgrades in APAC declined by 29% during fiscal 2007 compared to fiscal 2006. Net revenue growth in APAC during fiscal 2007 primarily occurred in China, South Korea, Australia and India. The increase in APAC net revenue during fiscal 2007 compared to the same period in the prior fiscal year was also due to revenue from new products acquired from Alias. This revenue growth was offset by significant declines in the net revenue growth in Japan for 2D and 3D products. Had exchange rates for fiscal 2006 been in effect during the same period of fiscal 2007, translated net revenue in the APAC region would have been higher by $9.7 million in fiscal 2007.

International net revenue represented 66% of our net revenue in both fiscal 2007 and fiscal 2006. Net revenue in emerging economies grew by 39% from fiscal 2006 to fiscal 2007, primarily due to revenue from China, India, EMEA emerging economies and Latin America. This growth was a significant factor in our international sales growth during fiscal 2007. Had exchange rates during fiscal 2006 been in effect during the same period of fiscal 2007, translated international revenue would have been $1.0 million lower in fiscal 2007.

Net Revenue by Operating Segment

Net revenue for the Design Solutions Segment increased 19% during fiscal 2007, as compared to fiscal 2006, primarily due to a 20% increase in new seat revenue and a 48% increase in maintenance from our Subscription Program. These increases were partially offset by a 6% decrease in revenue from upgrades in fiscal 2007 as compared to fiscal 2006. Maintenance revenue from our Subscription Program increased to 24% of Design Solutions Segment revenue during fiscal 2007 compared to 20% in fiscal 2006. Sales of AutoCAD and AutoCAD LT continued to comprise a significant portion of our net revenue. Such sales, reflected in the net revenue for the Platform Solutions and Emerging Business Division and Other, represented 40% of net revenue in fiscal 2007 and 43% of consolidated net revenue in the same period of the prior fiscal year, increasing 11% in absolute dollars between the periods. Net revenue for our 3D model-based design products (Autodesk Inventor products, Revit products and AutoCAD Civil 3D) increased 41% during fiscal 2007 compared to fiscal 2006. Total sales of 3D model-based design products represented 22% of consolidated net revenue in fiscal 2007 compared to 18% in fiscal 2006.

Net revenue for the Media and Entertainment Segment increased during fiscal 2007, as compared to fiscal 2006, primarily from revenue increases in our Animation business line, from both our January 2006 acquisition of Alias and the introduction of new versions of 3ds Max and Maya products during the second quarter of fiscal 2007. Although net revenue from Advanced Systems sales did not increase significantly during fiscal 2007 compared to the same period in the prior fiscal year, such sales progressively improved during each quarter of fiscal 2007 as a result of substantial progress made in the transition of our Advanced Systems product portfolio from SGI hardware to PC-based hardware systems.

Cost of Revenue

	Fiscal Year Ended January 31, 2008	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2007	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2006
		$	%		$	%	
				(in millions)			
Cost of revenue:							
License and other	$198.3	$(9.6)	-5%	$207.9	$49.9	32%	$158.0
Maintenance	8.6	(0.1)	-1%	8.7	(4.4)	-34%	13.1
	$206.9	$(9.7)	-4%	$216.6	$45.5	27%	$171.1
As a percentage of net revenue	10%			12%			11%

Cost of license and other revenue includes direct material and overhead charges, labor costs of fulfilling service contracts and order processing, royalties, amortization of purchased technology, and stock-based compensation expense under SFAS 123R. Direct material and overhead charges include the cost of hardware sold (mainly PC-based workstations for Advanced Systems in the Media and Entertainment Segment in fiscal 2008, and SGI hardware for Advanced Systems in the Media and Entertainment Segment in fiscal 2007 and 2006), costs associated with transferring our software to electronic media, printing of user manuals and packaging materials and shipping and handling costs.

Cost of license and other revenue decreased 5% during fiscal 2008, as compared to fiscal 2007, due primarily to a shift in Advanced Systems from SGI hardware to PC-based hardware. The increase in cost of license and other revenue during fiscal 2007, as compared to fiscal 2006, was primarily due to higher amortization of purchased technology resulting from recent acquisitions and stock-based compensation expense under SFAS 123R, which together represented 1% of revenue.

Cost of maintenance revenue includes costs of sales associated with maintenance under our Subscription Program. Costs of maintenance revenue remained relatively flat during fiscal 2008 as compared to the prior fiscal year. The decrease in cost of maintenance revenue during fiscal 2007, as compared to fiscal 2006, was due primarily to the cessation of amortization for an information technology system supporting our Subscription Program, which became fully amortized during the second quarter of fiscal 2006 and which was retired from operation in the third quarter of fiscal 2008. The amortization reduction was partially offset by incremental direct program costs incurred as part of the growth of our Subscription Program.

Cost of revenue, at least over the near term, is affected by the volume and mix of product sales, changing consulting costs, software amortization costs, royalty rates for licensed technology embedded in our products, new customer support offerings and the effect of expensing employee stock-based compensation expense. We expect cost of revenue to increase in absolute dollars, but remain relatively consistent as a percentage of net revenue during fiscal 2009, as compared to fiscal 2008.

Marketing and Sales

	Fiscal year Ended January 31, 2008	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2007	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2006
		$	%		$	%	
				(in millions)			
Marketing and sales	$842.7	$146.6	21%	$696.1	$140.1	25%	$556.0
As a percentage of net revenue	39%			38%			36%

Marketing and sales expenses include salaries, benefits and bonuses for our marketing and sales employees, travel and facility costs for our marketing, sales, dealer training and support, stock-based compensation expense under SFAS 123R for stock awards granted to marketing and sales employees, labor costs of order processing, dealer and sales commissions and overhead charges. These expenses also include costs of programs aimed at increasing revenue, such as advertising, trade shows and expositions, and various sales and promotional programs designed for specific sales channels and end users.

Marketing and sales expense increased 21% during fiscal 2008, as compared to fiscal 2007, primarily due to $95.5 million of higher employee-related costs driven by increased marketing and sales headcount and increased commissions and commission accelerators from higher revenue in fiscal 2008 as compared to fiscal 2007. The increase was also due to $18.5 million of increased marketing and promotion costs related to product launches, trade shows, branding, and demand generation.

The increase of marketing and sales expenses during fiscal 2007, as compared to fiscal 2006, was primarily due primarily to a $55.8 million increase in employee-related costs driven by increased marketing and sales headcount, $41.9 million of stock-based compensation expense due to the adoption of SFAS 123R in fiscal 2007, and $29.6 million of increased marketing and promotion costs related to product launches, trade shows, branding, and demand generation. Marketing and sales headcount increased as a result of organic growth as well as the acquisition of Alias.

We expect to continue to invest in marketing and sales of our products to develop market opportunities, to promote our competitive position and to strengthen our channel support. As a result, we expect marketing and sales expense to increase in absolute dollars, but remain relatively consistent as a percentage of net revenue in fiscal 2009, as compared to fiscal 2008.

Research and Development

	Fiscal year Ended January 31, 2008	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2007	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2006
		$	%		$	%	
				(in millions)			
Research and development	$485.3	$79.0	19%	$406.3	$103.1	34%	$303.2
As a percentage of net revenue	22%			22%			20%

Research and development expenses, which are expensed as incurred, consist primarily of salaries, benefits, and bonuses for software engineers, fees paid to software development firms and independent contractors, stock-based compensation expense under SFAS 123R for stock awards granted to research and development employees, overhead charges, purchased in-process technology and depreciation of computer equipment used in software development.

Research and development expenses increased 19% during fiscal 2008, as compared to fiscal 2007, primarily due to an increase in employee related costs of $33.2 million driven by increased research and development headcount, and an $11.6 million increase in consulting services and in-process technology purchases from Hanna Strategies. Also contributing to the increase in research and development expenses was $5.5 million of in-process research and development from acquisitions during fiscal 2008. Additionally, in the fourth quarter of fiscal 2008 we accelerated certain internal product development initiatives that increased research and development costs.

During fiscal 2008, we incurred a total of approximately $38.3 for consulting services and in-process technology purchases from Hanna Strategies compared to $26.7 million in the prior year. The cost of the in-process technology acquired from Hanna Strategies was immediately recognized as an expense because the technology had not yet reached technological feasibility and had no alternative future use. During the fourth quarter of fiscal 2008 we acquired the remaining 72% ownership interest in Hanna Strategies for net consideration of $13.5 million. See Note 14, "Related Parties," in Notes to Consolidated Financial Statements for further discussion of this acquisition.

The increase in research and development expenses during fiscal 2007, as compared to fiscal 2006, resulted primarily from an increase in wages and salaries driven by an increase in headcount of $55.4 million and the recognition of $30.1 million of stock-based compensation expense due to the adoption of SFAS 123R during fiscal 2007. During fiscal 2007, we incurred a total of approximately $26.7 for consulting services and in-process technology purchases from Hanna Strategies compared to $27.0 million in the prior year. During the first quarter of fiscal 2007, we also acquired a 28% ownership interest in Hanna Strategies for cash consideration of $12.5 million.

Overall, we have increased our investment in research and development during fiscal 2008 as compared to the prior fiscal year to create new products and new versions of existing products, broader interoperability, accelerated localization efforts and improvements in visualization, simulation and analysis. We expect research and development expense to increase in absolute dollars, but remain relatively consistent as a percentage of net revenue during fiscal 2009, as compared to fiscal 2008, as we continue to invest in product development and acquire new technology in fiscal 2009.

General and Administrative

	Fiscal year Ended January 31, 2008	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2007	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2006
		$	%		$	%	
				(in millions)			
General and administrative	$191.4	$20.3	12%	$171.1	$42.7	33%	$128.4
As a percentage of net revenue	9%			9%			8%

General and administrative expenses include salaries, benefits, and bonuses for our finance, human resources and legal personnel as well as professional fees for legal and accounting services, overhead costs, stock-based compensation expense under SFAS 123R for stock awards granted to general and administrative employees, litigation costs and amortization expense of customer relationships and trademarks acquired.

General and administrative expenses increased 12% from fiscal 2007 to fiscal 2008 primarily due to a $19.6 million increase in employee related costs, due to an increase in general and administrative headcount. The 33% increase in general and administrative expenses from fiscal 2006 to fiscal 2007 was primarily due to the recognition of $16.9 million of stock-based compensation expense as a result of the adoption of FAS 123R, and a $7.9 million increase in employee-related costs, due to an increase in general and administrative headcount. General and administrative headcount increased as a result of organic growth. We expect general and administrative expense to increase in absolute dollars, but remain relatively consistent as a percentage of net revenue during fiscal 2009, as compared to fiscal 2008.

Interest and Other Income, Net

The following table sets forth the components of interest and other income, net:

	Fiscal Year Ended January 31,		
	2008	2007	2006
	(in millions)		
Interest and investment income, net	$33.4	$18.6	$13.2
Loss on cost method investment	(5.0)	—	—
Investment impairment	(4.0)	—	—
Loss from unconsolidated subsidiary	(3.4)	(4.3)	—
Recovery of funds from an acquisition escrow account	—	2.2	—
Gain (loss) on foreign currency transactions	0.1	(0.3)	(0.7)
Other income	3.3	0.6	0.7
	$24.4	$16.8	$13.2

Investment income fluctuates based on average cash and marketable securities balances, average maturities and interest rates. The increase in interest and investment income, net, during fiscal 2008, as compared to fiscal 2007, reflects proportionately higher cash balances and interest rate yields during the fiscal 2008. The increase in interest and investment income, net, during fiscal 2007 as compared to fiscal 2006 reflects proportionately higher interest rate yields during 2007 when compared with 2006. The increase in interest and investment income, net, for fiscal 2008 was partially offset by a loss on a cost method investment and an impairment of our 28% equity investment in Hanna Strategies.

Our 28% ownership interest in Hanna Strategies, accounted for under Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," and FASB Interpretation No. 35, "Criteria for Applying the Equity Method of Accounting for Investments in Common Stock," resulted in a loss from unconsolidated subsidiary representing our 28% ownership interest in Hanna Strategies' results of operations through January 2, 2008, when we acquired the remaining 72%.

In addition, during fiscal 2007 we also received $2.2 million recovery of funds from an escrow account established for a prior acquisition.

Provision for income taxes

Autodesk accounts for income taxes and the related accounts under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted rates expected to be in effect during the year in which the basis differences reverse.

On February 1, 2007 we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," ("FIN 48") which clarifies the accounting for uncertainty in tax positions. Under FIN 48, companies are required to recognize the benefit from a tax position only if it is "more likely than not" that the tax position would be sustained upon audit based solely on the technical merits of the tax position. FIN 48 clarified how a company would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits, and describes the methods for classifying and disclosing the liabilities within the financial statements for any unrecognized tax benefits. The provisions of FIN 48 were effective as of the beginning of our 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Based on our assessment, we recorded an increase to opening retained earnings during the first quarter of fiscal 2008 for tax benefits not previously recognized of $26.4 million as a result of adopting FIN 48.

Our effective tax rate increased by 3% from fiscal 2007 to fiscal 2008. The increase was primarily the result of a reduction in tax benefits, as a percentage of pre-tax earnings, from the lapse of statute of limitations or audit closures and the phase-out of extraterritorial income exclusion.

Our effective tax rate increased by 6% from fiscal 2006 to fiscal 2007. The increase was primarily the result of non-deductible SFAS 123R expense and a reduction in tax benefits, as a percentage of pre-tax earnings, from the repatriation of certain foreign dividends at a rate lower than the 35% Federal statutory rate under the American Jobs Creation Act of 2004 ("DRD Legislation"). The DRD Legislation was not available after fiscal 2006.

Our future effective tax rate may be materially impacted by the amount of benefits associated with our foreign earnings which are taxed at rates different from the Federal statutory rate, research credits, SFAS 123R, FIN 48, U.S. Manufacturer's deduction, closure of statute of limitations or settlement of tax audits, and changes in tax law.

At January 31, 2008, we had net deferred tax assets of $149.4 million. Realization of these assets is dependent on our ability to generate approximately $408 million of future taxable income in appropriate tax jurisdictions. We believe that sufficient income will be earned in the future to realize these assets.

For additional information regarding our income tax provision, see Note 3, "Income Taxes," in the Notes to Consolidated Financial Statements.

2008 Annual Report

Liquidity and Capital Resources

Our primary source of cash is from the sale of our products. Our primary use of cash is payment of our operating costs which consist primarily of employee-related expenses, such as compensation and benefits, as well as general operating expenses for marketing, facilities and overhead costs. In addition to operating expenses, we also use cash to fund our stock repurchase program and to invest in our growth initiatives, which include business acquisitions. See further discussion of these items below.

At January 31, 2008, our principal sources of liquidity were cash, cash equivalents and short-term marketable securities totaling $949.3 million and net accounts receivable of $386.5 million. In addition, we also have available a U.S. line of credit facility. This line of credit permits unsecured short-term borrowings of up to $250.0 million, and is available for working capital or other business needs. The credit agreement contains customary covenants which could restrict liens, certain types of additional debt and dispositions of assets if Autodesk fails to maintain its financial covenants. Autodesk pays a quarterly commitment fee, ranging between $62,500 and $156,250, to maintain this facility. This facility expires in August 2012 and there were no borrowings outstanding at January 31, 2008.

At January 31, 2008, our investment portfolio included auction rate securities with an estimated fair value of $8.4 million ($9.0 million cost basis). Autodesk's auction rate securities are variable rate debt instruments that have underlying securities with contractual maturities greater than ten years and interest rates that are reset at auction every 28 days. These AAA-rated auction rate securities, which met Autodesk's investment guidelines at the time the investments were made, have failed to settle in auctions since August 2007. The failed auctions resulted in the interest rate on these investments resetting at Libor plus 125 basis points, which represents a premium interest rate on these investments. At this time, these investments are not currently liquid, and in the event Autodesk needs to access these funds, the Company will not be able to do so without a loss of principal unless a future auction on these investments is successful. Autodesk has reduced the carrying value of these investments by $0.6 million through other comprehensive income or loss to reflect a temporary impairment on these securities. Currently, Autodesk believes these investments are temporarily impaired, but it is not clear in what period of time they will be settled. Based on our ability to access our cash and other short-term investments, our expected operating cash flows and our other sources of cash, the Company has the intention and ability to hold the securities until the value recovers or to maturity. Due to the lack of liquidity of these investments, they are included in "Marketable securities—non-current." Autodesk will continue to evaluate its accounting for these investments on a quarterly basis. See Note 12, "Financial Instruments," for further discussion of Autodesk's financial instruments.

Net cash flows provided by operating activities increased $131.9 million to $708.5 million during fiscal 2008 as compared to the prior fiscal year. The increase was primarily due to an increase in net income of $66.5 million from fiscal 2007 to fiscal 2008 and improved working capital management. Net working capital changes were driven primarily by increases in accrued compensation and other accrued liabilities that increased cash flows from operations by $38.4 million and $26.9 million, respectively.

Long-term cash requirements for items other than normal operating expenses are anticipated for the following: development of new software products and incremental product offerings resulting from the enhancement of existing products; financing anticipated growth; the share repurchase program; the acquisition of businesses, software products, or technologies complementary to our business; and capital expenditures, including the purchase and implementation of internal-use software applications. In addition, $26.7 million of our marketable securities are held in a rabbi trust under non-qualified deferred compensation plans as of January 31, 2008. See Note 4, "Deferred Compensation," in the Notes to Consolidated Financial Statements for further discussion.

Our international operations are subject to currency fluctuations. To minimize the effect of these fluctuations, we use foreign currency option contracts to hedge our exposure on anticipated transactions and forward contracts to hedge our exposure on firm commitments, primarily certain receivables and payables denominated in foreign currencies. Our foreign currency instruments, by policy, have maturities of less than three months and settle before the end of each quarterly period. The principal currencies hedged during fiscal 2008 were the euro, British pound, Japanese yen, Swiss franc and Canadian dollar. We monitor our foreign exchange exposures to ensure the overall effectiveness of our foreign currency hedge positions.

Contractual Obligations

The following table summarizes our significant financial contractual obligations at January 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our balance sheet as current liabilities at January 31, 2008.

	Total	Fiscal Year 2009	Fiscal Years 2010-2011	Fiscal Years 2012-2013	Thereafter
			(in millions)		
Operating lease obligations	$229.6	$ 61.4	$92.5	$50.9	$24.8
Purchase obligations	39.0	39.0	—	—	—
Total(1)(2)	$268.6	$100.4	$92.5	$50.9	$24.8

(1) Total does not include contractual obligations recorded on the balance sheet or certain purchase obligations as discussed below.

(2) The table also excludes our liability for unrecognized tax benefits in accordance with FIN 48, which totaled $152.4 million as of January 31, 2008, since we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities. See Note 3 "Income Taxes" to the Notes to the Consolidated Financial Statements.

For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on Autodesk and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Purchase orders or contracts for the purchase of supplies, services and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current procurement or development needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of supplies, services or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months. We also enter into contracts for outsourced services; however, in most instances, the obligations under these contracts are not significant and the contracts contain clauses allowing for cancellation without significant penalty. In addition, we have certain software royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on the number of units shipped or a percentage of the underlying revenue. Royalty expense, included in cost of license and other revenue, was $14.9 million in fiscal 2008, $16.8 million in fiscal 2007, $12.1 million in fiscal 2006.

Principal commitments at January 31, 2008 shown above consist of obligations under operating leases for facilities and computer equipment, IT infrastructure costs, marketing costs and contractual development costs. Purchase commitments also include $24.5 million related to a termination fee for an outsource application hosting services agreement entered into during fiscal 2006. This fee is reduced as time elapses during the five-year contract period.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

We provide indemnifications of varying scopes and certain guarantees, including limited product warranties. Historically, costs related to these warranties and indemnifications have not been significant, but because potential future costs are highly variable, we are unable to estimate the maximum potential impact of these guarantees on our future results of operations.

Off-Balance Sheet Arrangements

Other than operating leases, we do not engage in off-balance sheet financing arrangements or have any variable-interest entities. As of January 31, 2008 we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Stock Compensation

As of January 31, 2008, we maintained two active stock option plans for the purpose of granting stock options to employees and non-employee members of Autodesk's Board of Directors ("Board"): the 2006 Employee Stock Plan ("2006 Plan"), which is available only to employees, and the 2000 Directors' Option Plan, as amended ("2000 Plan"), which is available only to non-employee directors. Additionally, there are seven expired or terminated plans with options outstanding, including the 1996 Stock Plan which was replaced by the 2006 Employee Stock Plan in March 2006.

The 2006 Plan, which was approved by Autodesk's stockholders on November 10, 2005, reserved 9.65 million shares of Autodesk common stock plus 0.22 million shares that remained available for issuance under the 1996 Stock Plan upon its expiration, for issuance under the plan. At January 31, 2008, 2.5 million shares were available for future issuance under this plan. The 2006 Plan expires in March 2008. The 2000 Plan, which was originally approved by the stockholders in June 2000, allows for an automatic annual grant of options to non-employee members of Autodesk's Board of Directors. At January 31, 2008, 0.31 million shares were available for future issuance. The 2000 Plan will expire in March 2010.

On November 6, 2007, Autodesk's stockholders approved a new stock plan, the 2008 Employee Stock Plan (the "2008 Plan"), to become effective in March 2008 upon the expiration of the 2006 Plan. The 2008 Plan reserves 16.5 million shares of Autodesk common stock, plus 0.48 million shares that remained available for issuance under the 2006 Stock Plan upon its expiration, for issuance under that plan. The 2008 Plan will permit the grant of stock options, restricted stock and restricted stock units; however, no more than 2.5 million of the shares reserved for issuance under the 2008 Plan may be issued for awards of restricted stock and restricted stock units. The 2008 Plan will expire in March 2011.

Our stock option program is broad-based and designed to promote long-term retention. Essentially all of our employees participate. Approximately 94% of the options we granted during fiscal 2008 were awarded to employees other than our CEO, CFO and the three other most highly compensated officers for fiscal 2008, which we refer to as our Named Executive Officers. Options granted under our equity plans during fiscal 2008 vest over periods ranging from one to four years and expire within six to ten years of the date of grant. Since March 2005, the exercise price of all stock options granted is equal to the fair market value of the stock on the grant date.

All stock option grants to executive officers are made by the Compensation and Human Resources Committee of the Board of Directors. All members of the Compensation and Human Resources Committee are independent directors, as defined by the listing standards of the NASDAQ Global Select Market. Grants to our non-employee directors are non-discretionary and are pre-determined by the terms of the 2000 Plan.

For further information concerning Autodesk's policies and procedures regarding the use of stock options, see "Compensation Discussion and Analysis" incorporated herein by reference to the section entitled "Executive Compensation," in our Proxy Statement for our fiscal year 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the fiscal year ended January 31, 2008.

In addition to our stock option plans, our employees are also eligible to participate in Autodesk's 1998 Employee Qualified Stock Purchase Plan ("ESP Plan"). Eligible employees may purchase shares of Autodesk's common stock at their discretion using up to 15% of their compensation subject to certain limitations, at not less than 85% of fair market value as defined in the plan agreement. At January 31, 2008, 22.1 million shares were available for future issuance. This amount will automatically be increased on the first trading day of each fiscal year by an amount equal to the lesser of 10.0 million shares or 2.0% of the total outstanding shares plus any shares repurchased by Autodesk during the prior fiscal year. We typically issue shares on March 31 and September 30 of each fiscal year. The provisions of this plan expire during fiscal 2018.

On August 17, 2006, Autodesk disclosed that the Audit Committee of the Board of Directors was conducting a voluntary review of Autodesk's historical stock option granting practices and related accounting issues. Due to this review, Autodesk was not current with its reporting obligations under the Securities Exchange Act of 1934 until June 2007, and suspended contributions and purchases under the ESP Plan during the third quarter of fiscal 2007 and the first quarter of fiscal 2008. On September 18, 2006, Autodesk's Board of Directors approved an amendment to the Company's ESP Plan which provided for active participant employees at the time of the suspension to become automatically enrolled in the next offering period, unless they elected not to participate. The Board of Directors also approved a one-time cash bonus of $8.8 million to non-executive employees enrolled in the ESP Plan at that date. This bonus approximated the profits employee participants would have made on the scheduled September 30, 2006 exercise date, had the purchases been made and the shares been sold on the next trading day at close of market, and was expensed as additional compensation expense at the time it was paid. On March 22, 2007, Autodesk's Board of Directors approved an amendment, which superseded the September 18, 2006 amendment, which provided for active participant employees at the time of the suspension to become automatically enrolled in the next offering period ending in September 2007, unless they elected not to participate. In June 2007 the Company became current with its financial filings and resumed employee contributions to the ESP Plan.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange risk

Our revenue, earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Our risk management strategy utilizes foreign currency forward and option contracts to manage our foreign currency exposures that exist as part of our ongoing business operations, but such contracts do not extend beyond the current quarter. Contracts are primarily denominated in euros, British pounds, Japanese yen, Swiss francs, and Canadian dollars. We do not enter into any foreign exchange derivative instruments for trading or speculative purposes.

Autodesk utilizes foreign currency option collar contracts to reduce the exchange rate impact on the net revenue of certain anticipated transactions. A sensitivity analysis performed on our hedging portfolio as of January 31, 2008 indicated that a hypothetical 10% appreciation of the U.S. dollar from its value at January 31, 2008 would increase the fair value of our forward exchange and option contracts by $3.9 million. A hypothetical 10% depreciation of the dollar from its value at January 31, 2008 would decrease the fair value of our forward exchange and option contracts by $2.8 million. The results of the sensitivity analysis performed on our hedging portfolio as of January 31, 2007 indicated that a hypothetical 10% appreciation of the U.S. dollar from its value at January 31, 2007 would have increased the fair value of our forward exchange and option contracts by $0.4 million and a hypothetical 10% depreciation of the dollar from its value at January 31, 2007 would have increased the fair value of our forward exchange and option contracts by $0.9 million. We do not anticipate any material adverse impact to our consolidated financial position, results of operations or cash flows as a result of these foreign currency forward and option contracts.

Interest rate sensitivity

At January 31, 2008, we had an investment portfolio of fixed income securities and short term mutual fund balances of $31.4 million. These securities were not subject to interest rate fluctuations. At January 31, 2007, we had an investment portfolio of fixed income securities and short term mutual fund balances of $112.0 million. These securities were also not subject to interest rate fluctuations. The short-term mutual fund balances included $26.7 million at January 31, 2008 and $27.2 million at January 31, 2007 of amounts held in a rabbi trust under deferred compensation arrangements. See Note 4, "Deferred Compensation," in the Notes to Consolidated Financial Statements for further discussion.

We do not use derivative financial instruments in our investment portfolio to manage interest rate risk. We place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines, which limits the amount of credit exposure to any one issue, issuer or type of instrument.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AUTODESK, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal year ended January 31,		
	2008	2007	2006
	(in millions, except per share data)		
Net revenue:			
License and other	$1,618.6	$1,415.9	$1,261.8
Maintenance	553.3	423.9	275.4
Total net revenue	2,171.9	1,839.8	1,537.2
Costs and expenses:			
Cost of license and other revenue	198.3	207.9	158.0
Cost of maintenance revenue	8.6	8.7	13.1
Marketing and sales	842.7	696.1	556.0
Research and development	485.3	406.3	303.2
General and administrative	191.4	171.1	128.4
Total costs and expenses	1,726.3	1,490.1	1,158.7
Income from operations	445.6	349.7	378.5
Interest and other income, net	24.4	16.8	13.2
Income before income taxes	470.0	366.5	391.7
Provision for income taxes	(113.8)	(76.8)	(58.1)
Net income	$ 356.2	$ 289.7	$ 333.6
Basic net income per share	$ 1.55	$ 1.26	$ 1.46
Diluted net income per share	$ 1.47	$ 1.19	$ 1.35
Shares used in computing basic net income per share	230.3	230.7	229.0
Shares used in computing diluted net income per share	242.0	243.2	247.5

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

CONSOLIDATED BALANCE SHEETS

	January 31, 2008	January 31, 2007
	(in millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 917.9	$ 665.9
Marketable securities	31.4	112.0
Accounts receivable, net	386.5	301.3
Deferred income taxes	98.1	78.1
Prepaid expenses and other current assets	47.9	32.4
Total current assets	1,481.8	1,189.7
Marketable securities	8.4	—
Computer equipment, software, furniture and leasehold improvements, net	80.2	65.6
Purchased technologies, net	64.4	51.3
Goodwill	443.4	355.3
Deferred income taxes, net	51.3	59.8
Other assets	79.4	75.8
	$2,208.9	$1,797.5
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 79.3	$ 61.0
Accrued compensation	162.4	120.7
Accrued income taxes	14.4	23.6
Deferred revenues	400.7	311.4
Other accrued liabilities	89.7	57.5
Total current liabilities	746.5	574.2
Deferred revenues	105.4	67.4
Long term income taxes payable	86.5	—
Other liabilities	40.0	40.9
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; 2.0 million shares authorized; none issued or outstanding at January 31, 2008 and 2007	—	—
Common stock and additional paid-in capital, $0.01 par value; 750.0 million shares authorized; 230.0 million shares outstanding at January 31, 2008 and 231.1 million shares outstanding at January 31, 2007	998.3	908.3
Accumulated other comprehensive income (loss)	13.8	(3.6)
Retained earnings	218.4	210.3
Total stockholders' equity	1,230.5	1,115.0
	$2,208.9	$1,797.5

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal year ended January 31,		
	2008	2007	2006
		(in millions)	
Operating Activities			
Net income	$ 356.2	$ 289.7	$ 333.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Charge for acquired in-process research and development	5.5	—	9.1
Depreciation and amortization	61.3	53.5	43.7
Stock-based compensation expense	99.3	94.3	4.6
Net loss on fixed asset disposals	—	—	0.1
Tax benefits from employee stock plans	—	5.1	124.6
Restructuring related charges, net	—	1.1	—
Changes in operating assets and liabilities, net of business combinations:			
Accounts receivable	(78.3)	(39.8)	(45.8)
Deferred income taxes	56.5	40.1	(84.0)
Prepaid expenses and other current assets	(13.6)	11.0	(0.7)
Accounts payable and accrued liabilities	81.4	2.4	(14.4)
Deferred revenues	125.6	107.1	71.7
Accrued income taxes	14.6	12.1	(27.3)
Net cash provided by operating activities	708.5	576.6	415.2
Investing Activities			
Purchases of available-for-sale marketable securities	(727.0)	(345.0)	(279.3)
Sales and maturities of available-for-sale marketable securities	799.1	325.2	204.0
Business combinations, net of cash acquired	(114.5)	(52.5)	(242.1)
Capital and other expenditures	(43.3)	(35.3)	(20.5)
Acquisition of equity investment	—	(12.5)	—
Other investing activities	—	2.3	(0.1)
Net cash used in investing activities	(85.7)	(117.8)	(338.0)
Financing Activities			
Proceeds from issuance of common stock, net of issuance costs	187.3	74.2	144.6
Repurchases of common stock	(563.0)	(154.4)	(446.6)
Dividends paid	—	—	(3.4)
Other financing activities	—	—	(0.2)
Net cash used in financing activities	(375.7)	(80.2)	(305.6)
Effect of exchange rate changes on cash and cash equivalents	4.9	0.1	(2.1)
Net increase (decrease) in cash and cash equivalents	252.0	378.7	(230.5)
Cash and cash equivalents at beginning of year	665.9	287.2	517.7
Cash and cash equivalents at end of period	$ 917.9	$ 665.9	$ 287.2
Supplemental cash flow information:			
Net cash paid during the period for income taxes	$ 47.1	$ 14.7	$ 44.2
Supplemental non-cash investing activity:			
Increase in goodwill and corresponding change in other accrued liabilities resulting from adjustments to purchase accounting estimates	$ 6.4	$ 2.5	$ —
Accounts receivable and other receivable reductions as partial consideration in business combinations	$ —	$ —	$ 2.4

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions)

	Common stock and additional paid-in capital		Comprehensive income	Accumulated other comprehensive income (loss)	Deferred compensation	Retained earnings	Total stockholders' equity
	Shares	Amount					
Balances, January 31, 2005	227.6	$ 656.2		$(2.8)	$(10.5)	$ 6.9	$ 649.8
Common shares issued under stock option and stock purchase plans	13.7	144.6			(5.8)		138.8
Compensation expense related to stock options		4.6			6.2		10.8
Tax benefits from employee stock plans		124.6					124.6
Comprehensive income:							
Net income			$333.6			333.6	333.6
Foreign currency translation adjustment			(4.6)	(4.6)			(4.6)
Comprehensive income			$329.0				
Dividends paid						(3.4)	(3.4)
Repurchase and retirement of common shares	(11.7)	(126.2)		—	—	(320.4)	(446.6)
Balances, January 31, 2006	229.6	803.8		(7.4)	(10.1)	16.7	803.0
Common shares issued under stock option and stock purchase plans	5.7	74.2					74.2
Compensation expense related to stock options		94.3					94.3
Reclassifications required by SFAS 123R		(10.8)			10.1		(0.7)
Tax benefits from employee stock plans		5.1					5.1
Comprehensive income:							
Net income			$289.7			289.7	289.7
Foreign currency translation adjustment			3.8	3.8			3.8
Comprehensive income			$293.5				
Repurchase and retirement of common shares	(4.2)	(58.3)		—	—	(96.1)	(154.4)
Balances, January 31, 2007	231.1	908.3		(3.6)	—	210.3	1,115.0
Cumulative effect of the adoption of FIN 48		(1.4)				26.4	25.0
Common shares issued under stock option and stock purchase plans	11.0	187.3					187.3
Compensation expense related to stock options		99.3					99.3
Tender offer		(4.4)					(4.4)
Tax benefits from employee stock plans		(2.3)					(2.3)
Comprehensive income:							
Net income			$356.2			356.2	356.2
Other comprehensive income, net of tax:							
Change in unrealized loss on available-for-sale securities			(0.4)				
Foreign currency translation adjustment			17.8				
Other comprehensive income			17.4	17.4			17.4
Comprehensive income			$373.6				
Repurchase and retirement of common shares	(12.1)	(188.5)		—	—	(374.5)	(563.0)
Balances, January 31, 2008	230.0	$ 998.3		$13.8	$ —	$ 218.4	$1,230.5

See accompanying Notes to Consolidated Financial Statements.

2008 Annual Report

AUTODESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007
(In millions of dollars, except share and per share data)

Note 1. Business and Summary of Significant Accounting Policies

Business

Autodesk, Inc. ("Autodesk" or the "Company") is one of the world's leading design software and services companies, offering customers progressive business solutions through powerful technology products and services. The Company helps customers in the architectural, engineering, construction, manufacturing, geospatial mapping and digital media markets. The Company's state of the art software products enable its customers to experience their ideas before they are real by allowing them to create and document their designs and to visualize, simulate and analyze real-world performance early in the design process by creating digital prototypes. These capabilities give Autodesk's customers the flexibility to optimize and improve their designs before they actually begin the building process, helping save time and money, improving quality and fostering innovation. Autodesk software products are sold in over 160 countries, both directly to customers and through a network of resellers and distributors.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Autodesk and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in Autodesk's consolidated financial statements and notes thereto. These estimates are based on information available as of the date of the consolidated financial statements. On a regular basis, management evaluates these estimates and assumptions. Actual results may differ materially from these estimates.

Examples of significant estimates and assumptions made by management involve the determination of the fair value of stock awards to employees and directors (See "Employee Stock-Based Compensation" within this Note 1 and Note 2, "Employee and Director Benefit Plans," for further discussion), product returns accruals, partner incentive accruals, allowance for doubtful accounts, tax accruals, the realizability of deferred tax assets and long-lived assets, goodwill valuation, and legal settlement reserves.

Foreign Currency Translation

The assets and liabilities of Autodesk's foreign subsidiaries are translated from their respective functional currencies into U.S. dollars at the rates in effect at the balance sheet date, and revenue and expense amounts are translated at weighted average rates during the period. Foreign currency translation adjustments are recorded as other comprehensive income.

Gains and losses realized from foreign currency transactions, those transactions denominated in currencies other than the foreign subsidiary's functional currency, are included in interest and other income, net.

Forward Foreign Exchange Contracts ("Forwards") and Option Contracts ("Options")

Autodesk hedges a portion of its European, Asian and Canadian currency exposures in certain receivables and payables as well as certain anticipated cash flows denominated in foreign currencies using forwards and options. These foreign currency instruments, by policy, have maturities of less than three months.

In accordance with the provisions of Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), Autodesk recognizes all derivative instruments on the balance sheet at fair value. The accounting for gains and losses resulting from changes in fair value of derivative instruments will depend upon the use of the derivative and whether it is designated and qualifies for hedge accounting under SFAS 133.

The costs of forwards are amortized on a straight-line basis over the life of the contract to interest and other income, net, while option premiums are expensed within the quarter due to the short-term life of the options.

Cash and Cash Equivalents

Autodesk considers all highly liquid investments with insignificant interest rate risk and original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Marketable Securities

Marketable securities are stated at fair value. Marketable securities maturing within one year that are not restricted are classified as current assets. Auction rate securities with an estimated fair value of $8.4 million at January 31, 2008 are classified as non-current marketable securities; for additional information see Note 12, "Financial Instruments."

Autodesk determines the appropriate classification of its marketable securities at the time of purchase and re-evaluates such classification as of each balance sheet date. Autodesk classifies all of its marketable securities as available-for-sale and carries such securities at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition or maturity.

All of Autodesk's available-for-sale marketable securities are subject to a periodic impairment review. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Autodesk considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than Autodesk's cost basis, the financial condition and near-term prospects of the investee, and Autodesk's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market value. Autodesk has recorded $0.6 million of unrealized loss, which was considered temporary, through other comprehensive income during fiscal year 2008. No impairment charges were recorded on any investments during the years ended 2007 or 2006. For additional information, see "Concentration of Credit Risk" within this Note 1, and Note 12, "Financial Instruments."

Accounts Receivable, Net

Accounts receivable, net consisted of the following as of January 31:

	2008	2007
Trade accounts receivable	$439.0	$341.5
Less: Allowance for doubtful accounts	(7.8)	(9.9)
Less: Product returns and other reserves	(44.7)	(30.3)
Accounts receivable, net	$386.5	$301.3

Allowances for uncollectible trade receivables are based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with problem accounts.

The product returns and other reserves are based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions, channel sell-in for applicable markets and other factors.

Concentration of Credit Risk

Autodesk places its cash, cash equivalents and marketable securities with and in the custody of financial institutions with high credit standing and, by policy, limits the amounts invested with any one institution, type of security and issuer. Approximately 21% and 26% of Autodesk's consolidated cash, cash equivalents and marketable securities were held with financial institutions in the United States at January 31, 2008 and 2007, respectively. Cash held in the Other Americas; Europe, Middle East and Africa; and Asia/Pacific regions accounted for 1%, 42% and 36% of total consolidated cash, cash equivalents and marketable securities, respectively, at January 31, 2008. Cash held in the Other Americas; Europe, Middle East and Africa; and Asia/Pacific regions accounted for 2%, 48% and 24% of total consolidated cash, cash equivalents and marketable securities, respectively, at January 31, 2007.

At January 31, 2008, Autodesk's investment portfolio included auction rate securities with an estimated fair value of $8.4 million ($9.0 million cost basis). See Note 12, "Financial Instruments," for further discussion of Autodesk's financial instruments including its auction rate securities.

Autodesk's accounts receivable are derived from sales to a large number of resellers, distributors and direct customers in the Americas; Europe, Middle East and Africa; and Asia/Pacific regions. Autodesk performs ongoing evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. In fiscal 2008, 2007 and 2006, total sales to Tech Data Corporation, including its affiliates ("Tech Data"), accounted for 14%, 12% and 11% of Autodesk's consolidated net revenue, respectively. The majority of the net revenue from sales to Tech Data relates to Autodesk's Design Solutions Segment. In addition, Tech Data accounted for 15% and 16% of gross accounts receivable at January 31, 2008 and 2007, respectively.

Computer Equipment, Software, Furniture and Leasehold Improvements, Net

Computer equipment, software and furniture are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the lease term. Depreciation expense was $33.9 million in fiscal 2008, $31.0 million in fiscal 2007 and $33.8 million in fiscal 2006.

Computer equipment, software, furniture, leasehold improvements and the related accumulated depreciation at January 31 were as follows:

	2008	2007
Computer equipment, software and furniture, at cost	$ 257.9	$ 224.4
Leasehold improvements, at cost	61.2	43.0
	319.1	267.4
Less: Accumulated depreciation	(238.9)	(201.8)
Computer equipment, software, furniture and other leasehold improvements, net	$ 80.2	$ 65.6

Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities, if material, and immediately expensed for preliminary project activities and post-implementation activities. These capitalized costs are amortized over the expected useful life of the software, which is generally three years.

Software Development Costs

Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. Autodesk defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized and generally amortized over a one year period, if material. Autodesk had no capitalized software development costs at January 31, 2008 and January 31, 2007.

Purchased Technologies, Net

Purchased technologies are amortized over the estimated economic life of the product, which ranges from one to seven years. Amortization expense, which is included as a component of cost of revenue, was $15.9 million in fiscal 2008, $12.9 million in fiscal 2007 and $8.2 million in fiscal 2006.

Purchased technologies and related accumulated amortization at January 31 were as follows:

	2008	2007
Purchased technologies	$ 227.5	$ 199.4
Less: Accumulated amortization	(163.1)	(148.1)
Purchased technologies, net	$ 64.4	$ 51.3

The weighted average amortization period for purchased technologies acquired during fiscal 2008 was 5.3 years.

Expected future amortization expense for purchased technologies for each of the fiscal years ended thereafter is as follows:

	Year ending January 31,
2009	$17.0
2010	15.4
2011	14.3
2012	11.8
2013	3.5
Thereafter	2.4
Total	$64.4

Goodwill

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations accounted for as purchases. Autodesk assigns goodwill to the reportable segment associated with each business combination. As required under Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," Autodesk does not amortize goodwill but instead tests it for impairment annually in the fourth quarter or more often if and when circumstances indicate potential impairment. When assessing goodwill for impairment, Autodesk uses discounted cash flow models which include assumptions regarding projected cash flows. Variances in these assumptions could have a significant impact on the conclusion as to whether goodwill assets are impaired or the amount of the impairment charge. Impairment charges, if any, result from instances where the fair value of net assets associated with goodwill are less than their carrying values. There was no impairment of goodwill during the years ended January 31, 2008, 2007 and 2006.

The changes in the carrying amount of goodwill during the years ended January 31, 2008 and 2007 are as follows:

	Design Solutions	Media and Entertainment	Total
Balance as of January 31, 2006	$227.7	$ 90.5	$318.2
Constructware acquisition	35.9	—	35.9
Other acquisitions, purchase accounting adjustments, effect of foreign currency translation and other	(3.8)	5.0	1.2
Balance as of January 31, 2007	259.8	95.5	355.3
Robobat acquisition	25.9	—	25.9
NavisWorks acquisition	9.3	—	9.3
Other acquisitions	38.1	12.2	50.3
Effect of foreign currency translation, purchase accounting adjustments and other	2.6	—	2.6
Balance as of January 31, 2008	$335.7	$107.7	$443.4

Purchase accounting adjustments reflect revisions made to the Company's preliminary purchase price allocation during fiscal 2008 and 2007.

Impairment of Long-Lived Assets

At least annually or more frequently as circumstances dictate, Autodesk assesses the recoverability of its long-lived assets by comparing the undiscounted net cash flows associated with such assets against their respective carrying values. Impairment, if any, is based on the excess of the carrying value over the fair value. There was no impairment of long-lived assets during the years ended January 31, 2008 and 2007.

In addition to the recoverability assessments, Autodesk routinely reviews the remaining estimated useful lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the quarter when such determinations are made, as well as in subsequent quarters.

Deferred Tax Assets

Deferred tax assets arise primarily from net operating losses including stock option deductions taken in fiscal years prior to fiscal 2007, as well as tax credits, non-deductible accruals and timing differences for purchased technologies and capitalized software, offset by the establishment of U.S. deferred tax liabilities on unremitted earnings from certain foreign subsidiaries. They are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce gross deferred tax assets to the amount "more likely than not" expected to be realized in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

Employee Stock-Based Compensation

On February 1, 2006, Autodesk adopted Statement of Financial Accounting Standards No. 123R "Share-Based Payment" ("SFAS 123R"), which requires the measurement of all stock-based payments to employees and directors, including grants of stock options and purchases related to an employee stock purchase plan ("ESP Plan"), using a fair-value based method, and the recording of such expense in Autodesk's Consolidated Statements of Income. The estimated fair value of stock-based awards is amortized to expense on a straight-line basis over the awards' vesting period. The following table summarizes stock-based compensation expense related to employee stock options and employee stock purchases for fiscal 2008 and 2007, which was recorded as follows:

	Fiscal Year Ended January 31, 2008	Fiscal Year Ended January 31, 2007
Cost of license and other revenue	$ 5.0	$ 5.4
Marketing and sales	43.1	41.9
Research and development	32.4	30.1
General and administrative	18.8	16.9
Stock-based compensation expense related to employee options and employee stock purchases	99.3	94.3
Tax benefit	(21.0)	(22.8)
Stock-based compensation expense related to employee stock options and employee stock purchases, net of tax	$ 78.3	$ 71.5

Autodesk uses the Black-Scholes-Merton option pricing model to estimate the fair value of stock option awards and the fair value of awards under the ESP Plan based on the following assumptions:

	Fiscal Year Ended January 31, 2008		Fiscal Year Ended January 31, 2007		Fiscal Year Ended January 31, 2006	
	Stock Option Plans	ESP Plan	Stock Option Plans	ESP Plan	Stock Option Plans	ESP Plan
Range of expected volatilities	0.33 – 0.36	0.29 – 0.34	0.36 – 0.39	0.37 – 0.40	0.40 – 0.49	0.35 – 0.39
Range of expected lives (in years)	2.6 – 4.2	0.3 – 2.0	2.5 – 4.4	0.5 – 2.0	4.1 – 4.3	0.5 – 2.0
Expected dividends	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Range of risk-free interest rates	3.07 – 5.11%	3.98 – 5.06%	4.58 – 5.13%	4.67 – 5.01%	3.82% – 4.48%	3.14% – 4.18%
Expected forfeitures	13.0%	13.0%	13.1%	7.0%	n/a	n/a

Autodesk estimates expected volatility for options granted under the Company's stock option plans and ESP Plan awards based on two measures. The first is a measure of historical volatility in the trading market for the Company's common stock, and the second is the implied volatility of traded forward call options to purchase shares of the Company's common stock.

Autodesk estimates the expected life of options granted under the Company's stock option plans. In estimating the expected term, both exercise behavior and post-vesting termination behavior were included in the analysis, as well as consideration of outstanding options. The Company estimates the expected term of share purchases under the ESP Plan based upon each future scheduled purchase date.

Effective after the dividend on the Company's common stock for the fourth quarter of fiscal 2005, which was paid in April 2006, Autodesk discontinued payment of cash dividends. Autodesk does not currently anticipate paying any cash dividends in the foreseeable future. Consequently, an expected dividend yield of zero is used in the Black-Scholes-Merton option pricing model.

The risk-free interest rate used in the Black-Scholes-Merton option pricing model for options granted under the Company's stock option plans and ESP Plan awards is the historical yield on U.S. Treasury securities with equivalent remaining lives.

In addition to the assumptions used in the Black-Scholes-Merton option pricing model, SFAS 123R requires that the Company recognize expense only for the awards that are ultimately expected to vest. Therefore, Autodesk is required to develop an estimate of the number of awards expected to cancel prior to vesting ("forfeiture rate"). The forfeiture rate is estimated based on historical pre-vest cancellation experience, and is applied to all share-based awards. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates.

As a result of the Company's voluntary review of its historical stock option grant practices, it was determined that certain stock options had been issued by the Company with exercise prices below the fair value of the stock at the time of grant ("discounted options"). Under Section 409A of the U.S. Internal Revenue Code ("Section 409A") and a comparable provision of the California tax code ("California Section 409A"), adverse tax consequences to employees may arise as a result of the exercise of these discounted stock options. In order to alleviate adverse tax consequences to Autodesk employees, the Company informed affected employees that it would participate in 409A compliance programs offered by these tax jurisdictions. These compliance programs allow the Company to pay the taxes due on these discounted options on behalf of its employees. During the first quarter of fiscal year 2008, Autodesk's Board of Directors approved the payment of these taxes. The Company recorded $13.7 million of employee tax expenses during fiscal 2008.

Revenue Recognition

Autodesk recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is probable. Autodesk's revenue recognition policies are in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") as amended, and SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements."

For multiple element arrangements that include software products, Autodesk allocates the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their vendor-specific objective evidence ("VSOE") of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. If Autodesk does not have VSOE of the undelivered element, revenue recognition is deferred on the entire sales arrangement until all elements are delivered. Revenue recognition for significant lines of business is discussed further below.

Autodesk's assessment of likelihood of collection is also a critical element in determining the timing of revenue recognition. If collection is not probable, the revenue will be deferred until the earlier of when collection is deemed probable or cash is received.

License and other revenue are comprised of two components: (1) all forms of product license revenue and (2) other revenue:

All Forms of Product License Revenue

Product license revenue includes: software license revenue from the sale of new seats, upgrades and crossgrades, product revenue for Advanced Systems sales wherein software is bundled with hardware components, and revenue from Autodesk Buzzsaw on-demand collaboration software and service. Revenue from upgrades is generated under the Autodesk Upgrade Program and Autodesk Crossgrade Program. Autodesk's existing customers who are using a currently supported version of a product can upgrade to the latest release of the product by paying a separate fee at the time of upgrade that is based on the number of versions being upgraded. An existing customer also has the option to upgrade to a discipline-specific or 3D product, which generally has a higher price, for a premium fee; this is referred to as a crossgrade.

Autodesk's product license revenue from distributors and resellers is generally recognized at the time title to Autodesk's product passes to the distributor or reseller, provided all other criteria for revenue recognition are met. Autodesk establishes reserves for product returns based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions, channel sell-in for applicable markets and other factors. These reserves are recorded as a direct reduction of revenue and accounts receivable at the time the related revenue is recognized.

Other Revenue

Other revenue includes revenue from consulting, training, Autodesk Developers Network and Advanced Systems customer support, and is recognized over time, as the services are performed.

Maintenance Revenue

Maintenance revenue consists of revenue from the Company's Subscription Program. Under this program, customers are eligible to receive unspecified upgrades when-and-if-available, downloadable training courses and on-line support. Autodesk recognizes maintenance revenue from its Subscription Program ratably over the maintenance subscription contract periods.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenue for all periods presented.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising expenses incurred were $27.6 million in fiscal 2008, $21.8 million in fiscal 2007 and $26.2 million in fiscal 2006.

Net Income Per Share

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the combination of the dilutive effect of stock options and the weighted average number of common shares outstanding. Autodesk has no potentially dilutive securities other than stock options.

Recently Issued Accounting Standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (revised 2007) "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement will be effective for Autodesk's fiscal year beginning February 1, 2009, and will be adopted on a prospective basis. Autodesk is currently evaluating the impact that SFAS 141R will have on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB also issued Statement of Financial Accounting Standards No. 160 "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement will be effective for Autodesk's fiscal year beginning February 1, 2009. Autodesk does not believe the adoption of SFAS 160 will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS 159"), which expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. This statement is required to be adopted by Autodesk as of February 1, 2008. Autodesk does not believe the adoption of SFAS 159 will have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB also issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but instead is intended to eliminate inconsistencies with respect to this topic found in various other accounting pronouncements. This Statement is effective as of February 1, 2008 for Autodesk's 2009 fiscal year, including interim periods within its 2009 fiscal year, with the exception of a one year deferral for the implementation of the Statement for other nonfinancial assets and liabilities. Autodesk does not believe the adoption of SFAS 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current presentation.

Note 2. Employee and Director Benefit Plans

Stock Option Plans

As of January 31, 2008, Autodesk maintained two active stock option plans for the purpose of granting stock options to employees and to non-employee members of Autodesk's Board of Directors, the 2006 Employee Stock Plan ("2006 Plan"), which is available only to employees, and the 2000 Directors' Option Plan, as amended ("2000 Plan"), which is available only to non-employee directors. Additionally, there are seven expired or terminated plans with options outstanding, including the 1996 Stock Plan, which was replaced by the 2006 Plan in March 2006.

The 2006 Plan, which was approved by Autodesk's stockholders on November 10, 2005, reserved 9.65 million shares of Autodesk common stock, plus 0.22 million shares that remained available for issuance under the 1996 Stock Plan upon its expiration, for issuance under that plan. At January 31, 2008, 2.5 million shares were available for future issuance under that plan. The 2006 Plan expired on March 21, 2008. The 2000 Plan, which was approved by the stockholders in June 2000, allows for an automatic annual grant of options to non-employee members of Autodesk's Board of Directors. At January 31, 2008, 0.31 million shares were available for future issuance. The 2000 Plan will expire in March of 2010.

Options granted under the above mentioned plans vest over periods ranging from one to four years and generally expire within six to ten years from the date of grant. Under the 2006 Plan and the 2000 Plan, the option term is limited to no more than seven years. During fiscal 2008 and 2007, the exercise price of all stock options granted under these plans is equal to the fair market value of the stock on the grant date.

On November 6, 2007, the Company's stockholders approved the 2008 Employee Stock Plan (the "2008 Plan"), which began upon expiration of the 2006 Plan on March 21, 2008. The 2008 Plan reserves 16.5 million shares of Autodesk common stock, plus 0.48 million shares that remained available for issuance under the 2006 Stock Plan upon its expiration, for issuance under that plan. The 2008 Plan permits the grant of stock options, restricted stock and restricted stock units; however, no more than 2.5 million of the shares reserved for issuance under the 2008 Plan may be issued pursuant to awards of restricted stock and restricted stock units. The 2008 Plan will expire in March 2011.

A summary of stock option activity for the fiscal year ended January 31, 2008 is as follows:

	Number of Shares	Weighted average price per share
	(in thousands)	
Options outstanding at January 31, 2007	29,374	$21.03
Granted	10,508	32.25
Exercised	(10,197)	16.12
Forfeited	(1,411)	28.21
Expired	(3,768)	
Options outstanding at January 31, 2008	24,506	$28.75
Options exercisable at January 31, 2008	12,446	$18.73
Options available for grant at January 31, 2008(1)	2,847	

(1) Does not include 16.5 million shares available under the 2008 Plan (see above).

The total pre-tax intrinsic value of options exercised was $308.5 million in fiscal 2008, $127.2 million in fiscal 2007, and $341.1 million in fiscal 2006. The intrinsic value of options exercised is calculated as the difference between the exercise price of the option and the market value of the stock on the date of exercise. The weighted average grant date fair value of stock options granted during fiscal 2008, 2007 and 2006, calculated as of the stock option grant date using the Black-Scholes-Merton option pricing model, was $14.41, $13.25 and $13.45 per share, respectively. As of January 31, 2008, total compensation cost related to non-vested awards not yet recognized of $91.2 million is expected to be recognized over a weighted average period of 1.81 years.

The following table summarizes information about options outstanding and exercisable at January 31, 2008:

	Options Exercisable				Options Outstanding			
	Number of Shares (in thousands)	Weighted average contractual life (in years)	Weighted average exercise price	Aggregate intrinsic value(1) (in millions)	Number of Shares (in thousands)	Weighted average contractual life (in years)	Weighted average exercise price	Aggregate intrinsic value(1) (in millions)
Range of per-share exercise prices:								
$0.20 – $11.60	4,873		$ 8.48		4,904		$ 8.44	
$11.69 – $29.37	4,933		19.24		6,694		20.52	
$30.15 – $38.00	1,929		34.38		5,301		35.22	
$38.10 – $45.29	499		41.07		6,523		43.93	
$47.24 – $49.80	212		47.24		1,084		48.54	
	12,446	5.0	$18.73	$280.8	24,506	4.9	$28.75	$332.0

(1) Represents the total pre-tax intrinsic value, based on Autodesk's closing stock price of $41.15 per share as of January 31, 2008, which would have been received by the option holders had all option holders exercised their options as of that date.

These options will expire if not exercised at specific dates ranging through November 2015. At January 31, 2008, a total of 24.9 million shares of Autodesk's common stock have been reserved for future issuance under existing stock option and stock purchase programs.

1998 Employee Qualified Stock Purchase Plan

Under Autodesk's ESP Plan, which was approved by stockholders in 1998, eligible employees may purchase shares of Autodesk's common stock at their discretion using up to 15% of their compensation subject to certain limitations, at not less than 85% of fair market value as defined in the plan agreement. At January 31, 2008, a total of 22.1 million shares were available for future issuance. This amount will automatically be increased on the first trading day of each fiscal year by an amount equal to the lesser of 10.0 million shares or 2.0% of the total of (1) outstanding shares plus (2) any shares repurchased by Autodesk during the prior fiscal year. Under the ESP Plan, the Company issues shares on March 31 and September 30 of each fiscal year. The provisions of this plan expire during fiscal 2018.

On August 17, 2006, Autodesk disclosed that the Audit Committee of the Board of Directors was conducting a voluntary review of Autodesk's historical stock option granting practices and related accounting issues. Due to the this review, Autodesk was not current with its reporting obligations under the Securities Exchange Act of 1934 until June 2007, and suspended contributions and purchases under the ESP Plan during the third quarter of fiscal 2007 and the first quarter of fiscal 2008. On September 18, 2006, Autodesk's Board of Directors approved an amendment to the Company's ESP Plan which provided for active participant employees at the time of the suspension to become automatically enrolled in the next offering period, unless they elected not to participate. The Board of Directors also approved a one-time cash bonus of $8.8 million to non-executive employees enrolled in the ESP Plan at that date. This bonus approximated the profits employee participants would have made on the scheduled September 30, 2006 exercise date, had the purchases been made and the shares been sold on the next trading day at close of market, and was expensed as additional compensation expense at the time it was paid. On March 22, 2007, Autodesk's Board of Directors approved an amendment, which superseded the September 18, 2006 amendment, which provided for active participant employees at the time of the suspension to become automatically enrolled in the next offering period ending in September 2007, unless they elected not to participate. In June 2007 the Company became current with its financial filings and resumed employee contributions to the ESP Plan.

Autodesk issued 0.8 million shares at an average price of $28.96 per share in fiscal 2008, 0.8 million shares at an average price of $22.46 per share in fiscal 2007, and 1.9 million shares at an average price of $17.99 per share in fiscal 2006. The weighted average grant date fair value of awards granted under the ESP Plan during fiscal 2008, 2007 and 2006, calculated as of the award grant date using the Black-Scholes-Merton option pricing model, was $16.77, $12.21 and $14.36 per share respectively.

Tender Offer

On June 4, 2007, after Autodesk became current with its reporting obligations under the Securities Exchange Act of 1934, the Company filed a Tender Offer Statement on Schedule TO with the SEC. The tender offer extended an offer by Autodesk to holders of certain outstanding stock options granted under the Company's 1996 Stock Plan and Nonstatutory Stock Option Plan (the "Stock Plans") to amend the exercise price on certain of their outstanding options. The purpose of the tender offer was to amend the exercise price on options to have the same price as the fair market value on revised measurement dates that were identified during the Company's voluntary review of its historical stock option grant practices. As part of this tender offer, the Company paid a cash bonus of $4.8 million in January 2008 to reimburse optionees who elected to participate in the tender offer for any increase in the exercise price of their options resulting from the amendment. The impact of the bonus, which was recorded during the second quarter of fiscal 2008, resulted in a decrease to additional paid-in capital of $4.4 million, an increase in stock-based compensation expense of $0.3 million and an increase in payroll tax expenses of $0.2 million.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance under these plans as of January 31, 2008 (number of securities in thousands).

Plan category	(a) Number of securities to be issued upon exercise of oustanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	22,658	$30.31	24,911(2)
Equity compensation plans not approved by security holders(3)	1,848	9.65	—
Total	24,506	$28.75	24,911

(1) Included in these amounts are 0.1 million securities available to be issued upon exercise of outstanding options with a weighted-average exercise price of $2.88 per share related to equity compensation plans assumed in connection with previous business mergers and acquisitions.

(2) Included in this amount are 22.1 million securities available for future issuance under Autodesk's ESP Plan.

(3) Amounts correspond to Autodesk's Nonstatutory Stock Option Plan, which was terminated by the Board of Directors in December 2004.

Pretax Savings Plan

Autodesk has a 401(k) plan that covers nearly all U.S. employees. Eligible employees may contribute up to 50% of their pretax salary, subject to limitations mandated by the Internal Revenue Service. Autodesk makes voluntary cash contributions and matches a portion of employee contributions in cash. Autodesk's contributions were $8.6 million in fiscal 2008, $7.5 million in fiscal 2007, and $6.6 million in fiscal 2006. Autodesk does not allow participants to invest in Autodesk common stock through the 401(k) plan.

Other Plans

Autodesk provides defined contribution plans in certain foreign countries where required by statute. Autodesk's funding policy for foreign defined contribution plans is consistent with the local requirements in each country. Autodesk's contributions to these plans were $10.3 million in fiscal 2008, $7.9 million in fiscal 2007, and $5.5 million in fiscal 2006. Autodesk also has defined benefit plans in certain foreign countries where required by statute. These plans were not material for disclosure in accordance with the standards of SFAS 158.

In addition, Autodesk offers a non-qualified deferred compensation plan to certain key employees whereby they may defer a portion (or all) of their annual compensation until retirement or a different date specified by the employee in accordance with terms of the plan. See Note 4, "Deferred Compensation," for further discussion.

Note 3. Income Taxes

The provision for income taxes consists of the following:

	Fiscal year ended January 31,		
	2008	2007	2006
Federal:			
Current	$ 5.4	$—	$ 1.2
Deferred	50.0	38.9	45.2
State:			
Current	2.0	1.3	7.1
Deferred	10.4	(1.0)	(1.3)
Foreign:			
Current	50.4	27.5	17.6
Deferred	(4.4)	10.1	(11.7)
	$113.8	$76.8	$ 58.1

Pursuant to footnote 82 of SFAS 123R, the Company did not record fiscal year 2008 and 2007 excess stock option tax benefits of $86.1 million and $42.3 million, respectively, to additional paid-in capital. The amount will be recorded into equity when it reduces cash taxes payable. The tax benefit recognized as a credit to additional paid-in capital associated with dispositions from employee stock plans was $124.6 million in fiscal 2006. Foreign pretax income was $425.3 million in fiscal 2008, $354.1 million in fiscal 2007, and $276.2 million in fiscal 2006.

The differences between the U.S. statutory rate and the aggregate income tax provision are as follows:

	Fiscal year ended January 31,		
	2008	2007	2006
Income tax provision at statutory rate	$164.5	$128.3	$137.0
Foreign income taxed at rates different from the U.S. statutory rate	(64.7)	(46.9)	(52.6)
Non-deductible stock-based compensation	15.8	12.8	0.5
Tax benefit from closure of income tax audits	(3.0)	(12.4)	(10.0)
Research and development tax credit benefit	(5.8)	(5.6)	(3.6)
Extraterritorial income exclusion	0.6	(5.0)	(8.9)
State income taxes, net of the Federal benefit	3.6	2.5	3.5
Officer compensation in excess of $1.0 million	0.7	0.2	0.6
Tax benefit from DRD Legislation on prior year foreign earnings	—	—	(12.5)
Non-deductible In-Process research and development charge	—	—	3.1
Other	2.1	2.9	1.0
	$113.8	$ 76.8	$ 58.1

Significant components of Autodesk's deferred tax assets and liabilities are as follows:

	January 31,	
	2008	2007
Research and development credit carryforwards	$ 83.2	$ 58.7
Tax loss carryforwards	10.7	82.1
Foreign tax credit carryforwards	44.1	46.6
Nonqualified stock options	32.7	24.1
Accrued compensation and benefits	31.5	22.3
Other accruals not currently deductible for tax	9.3	15.3
Fixed assets	7.4	15.0
Capitalized research and development expenditures	6.3	7.7
Purchased technology and capitalized software	6.8	—
Reserves for product returns and bad debts	3.2	6.1
Other	2.3	0.8
Total deferred tax assets	237.5	278.7
Less: valuation allowance	(16.2)	(7.4)
Net deferred tax assets	221.3	271.3
Purchased technology and capitalized software	—	(15.9)
Unremitted earnings of foreign subsidiaries	(71.9)	(117.5)
Total deferred tax liability	(71.9)	(133.4)
Net deferred tax assets	$149.4	$ 137.9

Autodesk adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on February 1, 2007. As a result of the adoption of FIN 48, Autodesk recorded approximately $25.0 million of unrecognized tax benefits, with a corresponding increase in the beginning balance of retained earnings of $26.4 million and a decrease to additional paid in capital of $1.4 million. Of the total retained earnings adjustment, $19.5 million related to previously disclosed tax benefits for goodwill and other intangible amortization.

The valuation allowance increased by $8.8 million and $5.2 million in fiscal 2008 and 2007, respectively, and decreased by $0.2 million in fiscal 2006. The fiscal 2008 increase is primarily related to Canadian deferred taxes, which Autodesk doesn't expect to realize based on the standard set forth in SFAS 109.

No provision has been made for Federal income taxes on unremitted earnings of certain of Autodesk's foreign subsidiaries (cumulatively $539.5 million at January 31, 2008) because Autodesk plans to reinvest such earnings for the foreseeable future. At January 31, 2008, the unrecognized deferred tax liability for these earnings was approximately $168.3 million.

Realization of the Company's net deferred tax assets of $149.4 million is dependent upon the Company generating approximately $408 million of future taxable income in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences, net operating loss carryforwards and tax credits. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced.

Cash payments for income taxes were approximately $47.1 million in fiscal 2008, $14.7 million in fiscal 2007, and $44.2 million in fiscal 2006.

As of January 31, 2008, Autodesk had $326.0 million of cumulative Federal tax loss carryforwards and $114.3 million of cumulative state tax loss carryforwards, which may be available to reduce future income tax liabilities in certain jurisdictions. A portion of these Federal and state carryforwards was acquired through the Company's acquisitions, the utilization of which is subject to certain limitations imposed by the Internal Revenue Code and similar state tax provisions. These Federal and state tax loss carryforwards will expire beginning fiscal 2010 through fiscal 2028 and fiscal 2012 through fiscal 2019, respectively.

As of January 31, 2008, Autodesk had $47.9 million of cumulative Federal research tax credit carryforwards, $28.9 million of cumulative California state research tax credit carryforwards and $29.1 million of cumulative Canadian tax credit carryforwards, which may be available to reduce future income tax liabilities in the respective jurisdictions. The Federal credit carryforwards will expire beginning fiscal 2011 through fiscal 2029, the state credit carryforwards may reduce future California income tax liabilities indefinitely, and the Canadian tax credit carryforwards will expire beginning fiscal 2013 through fiscal 2029. Autodesk also has $77.6 million of cumulative foreign tax credit carryforwards, which may be available to reduce future U. S. tax liabilities. The foreign tax credit will expire beginning fiscal 2015 through fiscal 2019.

Utilization of net operating losses and tax credits may be subject to an annual limitation due to ownership change limitations provided in the Internal Revenue Code and similar state provisions. This annual limitation may result in the expiration of net operating losses and credits before utilization.

As a result of certain business and employment actions and capital investments undertaken by Autodesk, income earned in certain countries is subject to reduced tax rates through fiscal 2019. The income tax benefits attributable to the tax status of these business arrangements are estimated to be $9.0 million ($0.04 basic net income per share) in fiscal 2008, $15.0 million ($0.06 basic net income per share) in fiscal 2007, and $31.0 million ($0.14 basic net income per share) in fiscal 2006. The amount for fiscal year 2006 includes consideration of incremental tax benefits received from the American Jobs Creation Act of 2004 ("DRD Legislation").

During fiscal 2008, Autodesk recognized income tax benefits of approximately $3.0 million primarily related to the lapse of foreign statute of limitations with respect to fiscal 2001.

During fiscal 2007, Autodesk recognized the following income tax benefits:

- In December 2006, Congress passed the Tax Relief and Health Care Act of 2006 which resulted in the reinstatement of the Federal research and development credit to the beginning of Autodesk's fiscal 2007 year. Autodesk recorded an income tax benefit of $5.6 million from this Act during the fourth quarter of fiscal 2007.
- Autodesk also recognized an income tax benefit of $12.5 million related to the lapse of the statute of limitations with respect to certain Federal and foreign tax years and the release of tax reserves with respect to fiscal 2003, offset by one-time income tax expense of $3.0 million primarily associated with the expiration of a capital loss carryforward.

During fiscal 2006, Autodesk recognized the following income tax items:

- Autodesk repatriated approximately $512 million of foreign earnings under the DRD Legislation, which resulted in the reclassification of $12.6 million of Federal deferred taxes to current taxes payable relating to the repatriation of prior year foreign earnings and the accrual of $11.6 million of current Federal taxes relating to the repatriation of current year foreign earnings.

- Autodesk recognized an income tax benefit of $12.5 million relating to the DRD Legislation. Of this amount, $10.6 million related to foreign withholding taxes previously accrued which were no longer due as part of the repatriation of foreign earnings under the DRD Legislation, and $1.9 million related to an Internal Revenue Service ("IRS") technical correction of the DRD Legislation.
- As a result of the Company's resolution and closure of its Franchise Tax Board ("FTB") audits for fiscal 2000 and 2001, as well as the closure and lapse of the statute of limitations with respect to certain Federal and foreign tax years, Autodesk recognized income tax benefits of approximately $10.0 million.

As of January 31, 2008, the Company had approximately $152.4 million of gross unrecognized tax benefits, excluding interest, of which approximately $138.0 million represents the amount of unrecognized tax benefits that would impact the effective tax rate, if recognized. The remaining $14.4 million relates to items that would result in balance sheet reclassification only, with no impact to income tax expense. It is possible that the amount of unrecognized tax benefits will change in the next twelve months; however an estimate of the range of the possible change cannot be made at this time.

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at February 1, 2007	$ 137.7
Increases for tax positions of prior years	2.7
Increases for tax positions related to the current year	15.5
Decreases for settlements of tax matters	—
Decreases for lapse of statute of limitations	(3.5)
Gross unrecognized tax benefits at January 31, 2008	$ 152.4

It is the Company's continuing practice to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had approximately $2.7 million, net of tax benefit, accrued for interest and $0 accrued for penalties related to unrecognized tax benefits as of January 31, 2008.

Autodesk and its subsidiaries are subject to income tax in the United States as well as numerous state and foreign jurisdictions. The Company's U.S. and state income tax returns for fiscal year 2003 through fiscal year 2008 remain open to examination. In addition, the company files tax returns in multiple foreign taxing jurisdictions with open tax years ranging from fiscal year 2000 to 2008.

Note 4. Deferred Compensation

At January 31, 2008, Autodesk had marketable securities totaling $39.8 million, of which $26.7 million related to investments in debt and equity securities that are held in a rabbi trust under non-qualified deferred compensation plans. The value of debt and equity securities held in the rabbi trust at January 31, 2007 was $27.2 million. The total related deferred compensation liability was $26.7 million at January 31, 2008, of which $18.2 million was classified as current and $8.5 million was classified as non-current liabilities. The total related deferred compensation liability at January 31, 2007 was $27.2 million of which $12.5 million was classified as current and $14.7 million was classified as non-current liabilities. The current and non-current portions of the liability are recorded in the Consolidated Balance Sheets under "Accrued compensation" and "Other liabilities," respectively.

Note 5. Borrowing Arrangements

Autodesk has available a U.S. line of credit facility. This line of credit facility permits unsecured short-term borrowings of up to $250.0 million, and is available for working capital or other business needs. The credit agreement contains customary covenants which could restrict liens, certain types of additional debt and dispositions of assets if Autodesk fails to maintain its financial covenants. This facility expires in August 2012 and there were no borrowings outstanding at January 31, 2008.

Note 6. Commitments and Contingencies

Leases

Autodesk leases office space and computer equipment under noncancellable operating lease agreements. The leases generally provide that Autodesk pay taxes, insurance and maintenance expenses related to the leased assets. Future minimum lease payments for fiscal years ended January 31 are as follows:

2009	$ 61.4
2010	50.5
2011	42.0
2012	28.8
2013	22.1
Thereafter	24.8
	229.6
Less: Sublease income	(3.7)
	$225.9

Autodesk leases office space under arrangements expiring through 2017. Certain of these lease arrangements contain escalation clauses. Autodesk leases computer equipment under arrangements expiring through 2012. Rent expense is recognized on a straight-line basis over the lease period. Rent expense was $49.6 million in fiscal 2008, $40.6 million in fiscal 2007, and $38.0 million in fiscal 2006.

Purchase commitments

Autodesk, in the normal course of business, enters into various purchase commitments for goods or services. Total non-cancellable purchase commitments as of January 31, 2008 were approximately $39.0 million for periods through fiscal 2009. These purchase commitments primarily result from contracts for the acquisition of IT infrastructure, marketing and software development services. Of the total purchase commitments, $24.5 million related to a termination fee for an outsource application hosting services agreement entered into during fiscal 2006. This fee is reduced as time lapses during the five-year contract period.

Autodesk has certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which was recorded under cost of license and other revenue on Autodesk's Consolidated Statements of Income, was $14.9 million in fiscal 2008, $16.8 million in fiscal 2007, and $12.1 million in fiscal 2006.

Indemnifications

In the normal course of business, Autodesk provides indemnifications of varying scopes, including limited product warranties and indemnification of customers against claims of intellectual property infringement made by third parties arising from the use of its products or services. Autodesk accrues for known indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these indemnifications have not been significant, but because potential future costs are highly variable, Autodesk is unable to estimate the maximum potential impact of these indemnifications on its future results of operations.

In connection with the purchase, sale or license of assets or businesses with third parties, Autodesk has entered into or assumed customary indemnification agreements related to the assets or businesses purchased, sold or licensed. Historically, costs related to these indemnifications have not been significant, but because potential future costs are highly variable, Autodesk is unable to estimate the maximum potential impact of these indemnifications on its future results of operations.

As permitted under Delaware law, Autodesk has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at Autodesk's request in such capacity. The maximum potential amount of future payments Autodesk could be required to make under these indemnification agreements is unlimited; however, Autodesk has Directors' and Officers' Liability insurance coverage that is intended to reduce its financial exposure and may enable Autodesk to recover a portion of any future amounts paid. Autodesk believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

Legal Proceedings

On August 26, 2005, Telstra Corporation Limited ("Telstra") filed suit in the Federal Court of Australia, Victoria District Registry against Autodesk Australia Pty Ltd. ("AAPL") seeking partial indemnification for claims filed against Telstra by SpatialInfo Pty Limited relating to Telstra's use of certain software in the management of its computer based cable plant records system. On December 12, 2005, SpatialInfo added AAPL as a defendant to its lawsuit against Telstra. In February 2008, the parties agreed to settle all outstanding claims and dismiss the action. The final resolution of the litigation did not have a material effect on Autodesk's results of operations, cash flows or financial position in a particular period.

During the fourth quarter of fiscal 2007, three stockholder derivative lawsuits were filed against Autodesk and certain of the Company's current and former directors and officers relating to its historical stock option practices and related accounting: on November 20, 2006, the Company and certain of its current and former members of the Board were sued in United States Federal District Court for the Northern District of California in a stockholder derivative action, entitled "Giles v. Bartz, et al.," Case No. C06-8175 (the "Giles Case"). On December 29, 2006, the Company, certain of its current and former members of the Board, and certain current and past executive officers were sued in United States Federal District Court for the Northern District of California in a stockholder derivative action, entitled "Campion v. Sutton, et al.," Case No. C06-07967. This lawsuit was consolidated into the previously mentioned Giles case and later voluntarily dismissed by the plaintiff on January 31, 2007. On January 9, 2007, the Company, certain of its current and former members of the Board, and certain current and former executive officers were sued in the Superior Court for the State of California, County of Marin in a stockholder derivative action, entitled "Koerner v. Bartz, et al.," Case No. CV-070112 (the "Koerner Case"). The plaintiff in the Giles Case filed an amended and restated complaint on December 3, 2007, and the plaintiff in the Koerner Case filed an amended and restated complaint on December 7, 2007. These actions are in the preliminary stages and Autodesk cannot determine the final financial impact of these matters based on the facts known at this time. However, it is possible that an unfavorable resolution of the matters could occur and materially affect its future results of operations, cash flows or financial position in a particular period.

In connection with Autodesk's anti-piracy program, designed to enforce copyright protection of its software and conducted both internally and through the Business Software Alliance ("BSA"), from time to time the Company undertakes litigation against alleged copyright infringers or provides information to criminal justice authorities to conduct actions against alleged copyright infringers. Such lawsuits have led to counter claims alleging improper use of litigation or violation of other local law and have recently increased in frequency, especially in Latin America.

In addition, Autodesk is involved in legal proceedings from time to time arising from the normal course of business activities including claims of alleged infringement of intellectual property rights, commercial, employment, piracy prosecution and other matters. In the Company's opinion, resolution of pending matters is not expected to have a material adverse impact on its consolidated results of operations, cash flows or its financial position. However, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially affect its future results of operations, cash flows or financial position in a particular period.

Note 7. Stockholders' Equity

Preferred Stock

Under Autodesk's Certificate of Incorporation, 2.0 million shares of preferred stock are authorized. At January 31, 2008, there were no preferred shares issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix rights, preferences, privileges and restrictions, including dividends, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

Autodesk entered into a Preferred Shares Rights Agreement dated December 14, 1995, as amended (the "Rights Agreement"). At the close of business on December 14, 2005, pursuant to the terms of the Rights Agreement, the Rights expired, effectively terminating the Rights Agreement.

Common Stock Repurchase Programs

Autodesk has a stock repurchase program that helps offset the dilution to net income per share caused by the issuance of stock under the Company's employee stock plans and returns excess cash generated from its business to stockholders. During fiscal 2008, Autodesk repurchased and retired 12.1 million shares at an average repurchase price of $46.43 per share, 4.2 million shares in fiscal 2007 at an average repurchase price of $36.79 per share, and 11.7 million shares in fiscal 2006 at an average repurchase price of $38.10 per share. Because Autodesk was not current with its reporting obligations under the Securities Exchange Act of 1934 due to its voluntary review of its stock option grant practices, there were no repurchases of Autodesk common stock during the first quarter of fiscal 2008 or during the second half of fiscal 2007.

Between November 1999 and December 2004, the Board of Directors approved several plans to repurchase up to a total of 144.0 million shares of Autodesk common stock. In December 2007, the Board of Directors approved a plan to repurchase an additional 20.0 million shares of Autodesk common stock. Of the total 164.0 million shares approved for repurchase, 139.9 million shares had been repurchased and retired, and 24.1 million shares remained available for repurchase under this program as of January 31, 2008. In fiscal 2008, 2007, and 2006, Autodesk repurchased its common stock through open market purchases. The number of shares acquired and the timing of the purchases are based on several factors, including general market conditions, the trading price of Autodesk common stock and cash on hand and available.

Note 8. Interest and Other Income, net

Interest and other income, net, consists of the following:

	Fiscal Year Ended January 31,		
	2008	2007	2006
Interest and investment income, net	$33.4	$18.6	$13.2
Loss on cost method investment	(5.0)	—	—
Investment impairment	(4.0)	—	—
Loss from unconsolidated subsidiary	(3.4)	(4.3)	—
Recovery of funds from an acquisition escrow account	—	2.2	—
Gain (loss) on foreign currency transactions	0.1	(0.3)	(0.7)
Other income	3.3	0.6	0.7
	$24.4	$16.8	$13.2

Note 9. Comprehensive Income

The components of other comprehensive income, net of taxes, were as follows:

	January 31,		
	2008	2007	2006
Net income	$356.2	$289.7	$333.6
Net unrealized gains on available-for-sale securities:			
Change in unrealized loss on available-for-sale securities, net of tax benefit of $0.2 million in 2008	(0.4)	—	—
Net change in cumulative foreign currency translation adjustment	17.8	3.8	(4.6)
Total comprehensive income	$373.6	$293.5	$329.0

Accumulated other comprehensive loss, net of taxes, was comprised of foreign currency translation adjustments of $13.8 million, $3.6 million and $7.4 million at January 31, 2008, 2007 and 2006, respectively.

Note 10. Net Income Per Share

The following table sets forth the computation of the numerators and denominators used in the basic and diluted net income per share amounts:

	Fiscal Year Ended January 31,		
	2008	2007	2006
Numerator:			
Numerator for basic and diluted net income per share—net income	$356.2	$289.7	$333.6
Denominator:			
Denominator for basic net income per share—weighted average shares	230.3	230.7	229.0
Effect of dilutive common stock options	11.7	12.5	18.5
Denominator for dilutive net income per share	242.0	243.2	247.5

The computation of diluted net income per share does not include 6.8 million shares for fiscal 2008, 8.3 million shares for fiscal 2007 and 0.2 million shares for fiscal 2006 of common stock underlying stock options whose exercise price was above the closing market price of Autodesk's common stock on the last day of the period. These shares were excluded in the computation of basic and diluted net income per share because they were anti-dilutive under the treasury stock method, in accordance with the FASB's Statement of Financial Accounting Standards No. 128, "Earnings per Share."

Note 11. Segments

Autodesk's operating results are aggregated into two reportable segments: the Design Solutions Segment and the Media and Entertainment Segment. The Location Services Division, which is not included in either reportable segment, is reflected as Other. Autodesk has no material inter-segment revenue.

The Design Solutions Segment derives revenue from the sale of software products and services for professionals and consumers who design, build, own and manage building projects, manufactured goods and infrastructure projects for both public and private users. The Design Solutions Segment consists of a general design platform division and emerging business division and industry-specific business divisions. These are: Platform Solutions and Emerging Business Division and Other; Architecture, Engineering and Construction Division; and Manufacturing Solutions Division.

The Media and Entertainment Segment derives revenue from the sale of products to post-production facilities, broadcasters, creative professionals and design users for a variety of applications, including feature films, television programs, commercials, music and corporate videos, interactive game production, design visualization, Web design and interactive Web streaming. The Media and Entertainment Segment is comprised of two business lines: Animation, including design visualization, and Advanced Systems. Animation products provide advanced tools for design visualization, digital prototyping, animation, rendering solutions and visual effects production. Advanced Systems products increase the productivity of creative professionals by providing color grading, editing, finishing and visual effects, compositing, media mastering and encoding technology.

Both reportable segments distribute their respective products primarily through authorized resellers and distributors and, to a lesser extent, through direct sales to end-users.

The accounting policies of the reportable segments are the same as those described in Note 1, "Business and Summary of Significant Accounting Policies." Autodesk evaluates each segment's performance on the basis of income from operations before income taxes. Autodesk currently does not separately accumulate and report asset information by segment, except for goodwill, which is disclosed in Note 1, "Business and Summary of Significant Accounting Policies." Information concerning the operations of Autodesk's reportable segments is as follows:

	Fiscal year ended January 31,		
	2008	2007	2006
Net revenue:			
Design Solutions	$1,895.1	$1,594.6	$1,344.5
Media and Entertainment	258.6	234.6	172.3
Other(1)	18.2	10.6	20.4
	$2,171.9	$1,839.8	$1,537.2
Income from operations:			
Design Solutions	$ 814.0	$ 687.5	$ 646.6
Media and Entertainment	90.6	56.4	33.0
Unallocated amounts(2)(3)	(459.0)	(394.2)	(301.1)
	$ 445.6	$ 349.7	$ 378.5
Depreciation and amortization:			
Design Solutions	$ 18.6	$ 18.2	$ 18.0
Media and Entertainment	3.1	3.1	3.3
Unallocated amounts	39.6	32.2	22.4
	$ 61.3	$ 53.5	$ 43.7

(1) Other primarily consists of revenue from Autodesk's Location Services Division.

(2) During the third quarter of fiscal 2008, Autodesk made a reclassification of shipping and distribution expenses from unallocated amounts to the Design Solutions Segment. Accordingly, this reclassification was also made to previously reported fiscal 2007 amounts to conform to the current presentation, which reduced the Design Solutions Segment operating income by $49.1 million in fiscal 2007; there was no impact in fiscal 2006.

(3) Unallocated amounts primarily relate to corporate expenses and other costs and expenses that are managed outside the reportable segments, including expense from stock-based compensation recorded under SFAS 123R.

Net revenue attributable to the major divisions within the Design Solutions Segment is as follows:

	Fiscal year ended January 31,		
	2008	2007	2006
Net revenue:			
Platform Solutions and Emerging Business Division and Other	$ 997.1	$ 878.9	$ 803.3
Architecture, Engineering and Construction Division	480.0	382.4	284.3
Manufacturing Solutions Division	418.0	333.3	256.9
	$1,895.1	$1,594.6	$1,344.5

Information regarding Autodesk's operations by geographic area is as follows:

	Fiscal year ended January 31,		
	2008	2007	2006
Net revenue:			
U.S.	$ 682.0	$ 617.3	$ 528.6
Other Americas	121.5	117.2	94.6
Total Americas	803.5	734.5	623.2
Europe, Middle East and Africa	875.5	687.5	558.2
Asia/Pacific	492.9	417.8	355.8
Total net revenue	$2,171.9	$1,839.8	$1,537.2

	January 31,	
	2008	2007
Long lived assets:(1)		
U.S. operations	$ 349.3	$ 266.4
Other Americas	102.1	102.1
Total Americas	451.4	368.5
Neuchâtel, Switzerland	40.0	40.9
Other Europe, Middle East and Africa	700.5	603.9
Total Europe, Middle East and Africa	740.5	644.8
Asia/Pacific	36.4	25.2
Consolidating eliminations	(560.9)	(490.5)
Total long-lived assets	$ 667.4	$ 548.0

(1) Long-lived assets exclude deferred tax assets and marketable securities.

Note 12. Financial Instruments

Fair Values of Financial Instruments

Market values were determined for each individual security in the investment portfolio. The carrying amounts and fair value of Autodesk's financial instruments are as follows:

	January 31, 2008		January 31, 2007	
	Cost	Fair Value	Cost	Fair Value
Cash and cash equivalents	$917.9	$917.9	$665.9	$665.9
Marketable securities—short-term	31.4	31.4	112.0	112.0
Marketable securities—long-term	9.0	8.4	—	—
Foreign currency option contracts	0.2	0.2	0.1	0.1

Forwards and Options

Under its risk management strategy, Autodesk uses derivative instruments to manage its short-term exposures to fluctuations in foreign currency exchange rates which exist as part of ongoing business operations. Autodesk's general practice is to use forward and option contracts to hedge a majority of transaction exposures denominated in euros, Swiss francs, Canadian dollars, British pounds and Japanese yen. These foreign currency instruments have maturities of less than three months. Autodesk does not enter into any foreign exchange derivative instruments for trading or speculative purposes.

Autodesk's forward contracts, which are not designated as hedging instruments under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), are used to reduce the exchange rate risk associated primarily with receivables and payables. Forward contracts are marked-to-market at the end of each reporting period, with gains and losses recognized as other income or expense to offset the gains or losses resulting from the settlement of the underlying foreign currency denominated receivables and payables. The notional amounts of foreign currency contracts were $66.9 million at January 31, 2008 and $65.5 million at January 31, 2007. While the contract or notional amount is often used to express the volume of foreign exchange contracts, the amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations under the agreements exceed the obligations of Autodesk to the counterparties.

In addition to the forward contracts, Autodesk utilizes foreign currency option collar contracts to reduce the exchange rate impact on a portion of the net revenue of certain anticipated transactions. These option contracts are designated and documented as cash flow hedges and qualify for hedge accounting treatment under SFAS 133. For cash flow hedges, derivative gains and losses included in comprehensive income are reclassified into earnings at the time the forecasted revenue is recognized or the option expires. The cost of these foreign currency option collars is recorded as other current assets and other accrued liabilities on the Company's Consolidated Balance Sheets. The notional amounts of foreign currency option contracts were $131.8 million at January 31, 2008 and $97.3 million at January 31, 2007, and the critical terms were generally the same as those of the underlying exposure. Gains, if any, from the effective portion of the option contracts, as determinable under SFAS 133, are recognized as net revenue, while the ineffective portion of the option contract is recorded in interest and other income, net. There were $0.2 million net settlement gains recorded as net revenue during fiscal 2008 and fiscal 2007, respectively. Amounts associated with the cost of the options, which were recorded in interest and other income, net, totaled $0.7 million during fiscal 2008 and $0.6 million during fiscal 2007.

Marketable Securities

Marketable securities include the following available-for-sale securities at January 31, 2008 and 2007:

	January 31, 2008			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated Fair Value
Short-term:				
Mutual funds	$ 26.7	$—	$—	$ 26.7
Bank time deposits	4.7	—	—	4.7
	$ 31.4	$—	$—	$ 31.4
Long-term:				
Taxable auction-rate securities	$ 9.0	$—	$(0.6)	$ 8.4
	$ 9.0	$—	$(0.6)	$ 8.4

	January 31, 2007			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated Fair Value
Short-term:				
Mutual funds	$ 14.7	$—	$—	$ 14.7
Taxable auction-rate securities	94.5	—	—	94.5
Bank time deposits	2.8	—	—	2.8
	$112.0	$—	$—	$112.0

The sales of available-for-sale securities in fiscal 2008, 2007 and 2006 resulted in no gross gains or losses. The cost of securities sold is based on the specific identification method. Proceeds from the sale and maturity of marketable securities were $799.1 million in fiscal 2008, $325.2 million in fiscal 2007 and $204.0 million in fiscal 2006.

The following table shows the gross unrealized losses and fair value of Autodesk's investments with unrealized losses that are deemed not to be other-than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at January 31, 2008.

	Less Than 12 Months		12 Months or Greater		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Taxable auction-rate securities	$8.4	$ 0.6	$—	$ —	$8.4	$ 0.6

At January 31, 2008, Autodesk's investment portfolio included two auction rate securities with an estimated fair value of $8.4 million ($9.0 million cost basis). Autodesk's auction rate securities are variable rate debt instruments that have underlying securities with contractual maturities greater than ten years and interest rates that are reset at auction every 28 days. These AAA-rated auction rate securities, which met Autodesk's investment guidelines at the time the investments were made, have failed to settle in auctions since August 2007. The failed auctions resulted in the interest rate on these investments resetting at Libor plus 125 basis points, which represents a premium interest rate on these investments. At this time, these investments are not currently liquid, and in the event Autodesk needs to access these funds, the Company will not be able to do so without a loss of principal unless a future auction on these investments is successful. Autodesk has reduced the carrying value of these investments by $0.6 million, $0.4 million net of tax, through other comprehensive income or loss to reflect a temporary impairment on these securities. Currently, Autodesk believes these investments are not other-than-temporarily impaired, but it is not clear in what period of time they will be settled. Based on its ability to access its cash and other short-term investments, its expected operating cash flows and its other sources of cash, Autodesk has the intention and ability to hold the securities until the value recovers or to maturity. The Company will continue to evaluate its accounting for these investments quarterly.

Note 13. Business Combinations

The following acquisitions were accounted for under Statement of Financial Accounting Standards No. 141, "Business Combinations ("SFAS 141"). Accordingly, the results of operations of each acquisition are included in the accompanying Consolidated Statements of Income since the acquisition dates, and the related assets and liabilities were recorded based upon their relative fair values at their respective acquisition dates. Pro forma financial information has been presented for the Alias acquisition. Pro forma financial information for the other acquired entities has not been presented, as their historical operations were not material to Autodesk's consolidated financial statements either individually or in the aggregate.

Robobat

In January 2008, Autodesk acquired Robobat S.A ("Robobat"), a privately held company headquartered in Grenoble, France. The acquisition was valued at $42.5 million. The acquisition closed on January 14, 2008 and is being incorporated into the Architecture, Engineering and Construction ("AEC") division of the Design Solutions Segment. Integration is expected to be completed in the second quarter of fiscal 2009.

The addition of Robobat technology will enable Autodesk to develop structural analysis and detailing solutions that leverage the information at the heart of building information modeling ("BIM") from design to fabrication. It also complements Autodesk's current structural engineering software offerings and will help Autodesk provide a more complete set of well integrated solutions to the structural engineering industry.

Management's preliminary allocation of the purchase price consideration, based on a valuation of acquired assets and liabilities, is as follows:

Robobat:	
Developed technologies (5 year useful life)	$ 8.6
Customer relationships (6 year useful life)	9.9
In-process research and development	1.8
Goodwill	25.9
Deferred revenue	(0.7)
Restructuring reserve	(0.9)
Net tangible assets	(2.1)
	$42.5

In-process research and development represents incomplete Robobat research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date and was recorded during fiscal 2008 in research and development on the Consolidated Statement of Income.

Customer relationships represent the underlying relationships with Robobat's existing customers. Goodwill represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, and is deductible for tax purposes. Deferred revenue represents the estimated fair value of the support and maintenance obligations assumed from Robobat in connection with this acquisition. Autodesk estimates that these support and maintenance obligations will be substantially fulfilled by the end of fiscal 2009. Autodesk management approved a restructuring plan directly resulting from the Robobat acquisition and involving the elimination of employees of Robobat ("Robobat Restructuring Plan"). The total restructuring reserve established for this plan was reflected as an allocation item in the total purchase price consideration of the acquisition. The Robobat Restructuring Plan was established in accordance with Emerging Issues Task Force Issue No. 95-3, "*Recognition of Liabilities in Connection with a Purchase Business Combination*" ("EITF 95-3"). The total estimated cost of the Robobat Restructuring Plan was $0.9 million for severance and outplacement costs.

NavisWorks

In June 2007, Autodesk acquired NavisWorks (UK) Limited ("NavisWorks"), a privately-held company, for cash consideration of approximately $26.0 million and a note payable of $2.6 million due in June 2008. Autodesk incorporated NavisWorks into the Architecture, Engineering and Construction Division of the Design Solutions Segment. NavisWorks provides 3D coordination, collaboration and sequencing in design and construction. This acquisition is intended to increase the interoperability of Autodesk's 3D model-based design software by coordinating design information from multiple sources.

Management's preliminary allocation of the purchase price consideration, based on a valuation of the acquired assets and liabilities, is as follows:

NavisWorks:	
Developed technologies (6 year useful life)	$ 6.5
Customer relationships (6 year useful life)	5.5
Trade name (6 year useful life)	0.6
In-process research and development	1.0
Goodwill	9.3
Deferred revenue	(1.1)
Net tangible assets	7.3
	$29.1

In-process research and development represents incomplete NavisWorks research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date, and was recorded during the second quarter of fiscal 2008 in research and development on the Consolidated Statement of Income.

Customer relationships represent the underlying relationships and agreements with NavisWorks' existing customers. Trade name represents the estimated fair value of NavisWorks' trade name and trademarks. The $9.3 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is deductible for tax purposes. Deferred revenue represents the estimated fair value of the support and maintenance obligations assumed from NavisWorks in connection with this acquisition. Autodesk estimates that these support and maintenance obligations will be substantially fulfilled by the beginning of fiscal 2009.

Emerging Solutions, Inc. ("Constructware")

In March 2006, Autodesk acquired Constructware, a privately-held company, for cash consideration of approximately $45.7 million. Autodesk incorporated Constructware's collaborative technology solutions into the Architecture, Engineering and Construction Division of the Design Solutions Segment. This acquisition provides on-demand communication and collaboration solutions and is intended to enable Autodesk to rapidly expand its Buzzsaw collaborative project management solution with Constructware's cost, bid and risk management capabilities.

Management's allocation of the purchase price, based on a valuation of acquired assets and liabilities, is as follows:

Constructware:	
Developed technologies (6 year useful life)	$ 5.1
Customer relationships (7 year useful life)	13.0
Customer contracts (7 year useful life)	1.1
Trade name (6 year useful life)	0.9
Goodwill	35.9
Deferred revenue	(5.1)
Restructuring reserve	(0.4)
Net tangible assets	(4.8)
	$45.7

Customer relationships and customer contracts represent the underlying relationships and agreements with Constructware's existing customers. Trade name represents the estimated fair value of the Constructware trade name and trademarks.

The $35.9 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is not deductible for tax purposes. Deferred revenue represents the estimated fair value of the support and maintenance obligations assumed from Constructware in connection with this acquisition. Autodesk estimates that these support and maintenance obligations will be substantially fulfilled by fiscal 2010.

Alias Systems Holdings, Inc. ("Alias")

In January 2006, Autodesk acquired Alias Systems Holdings, Inc., a privately held developer of 3D graphics technology for total cash consideration of $196.8 million. In addition, Autodesk also assumed all outstanding unvested options to purchase shares of Alias common stock, which converted into options to purchase 198,405 shares of Autodesk common stock. The fair value of these stock options of $8.1 million increased the total purchase price consideration. The intrinsic value of these options, which relates to future services, was $8.2 million and was originally recorded as deferred compensation within stockholders' equity. Deferred compensation was written off upon the company's adoption of FAS 123R in fiscal 2007.

The acquisition was integrated into the Manufacturing Solutions Divisions of the Design Solutions Segment and into the Media and Entertainment Segment.

Management's allocation of the purchase price, based on a valuation of acquired assets and liabilities, is as follows:

Alias:	
Developed technologies (6 year useful life)	$ 34.8
Customer relationships (7 year useful life)	29.8
Trade name (6 year useful life)	8.1
In-process research and development	7.9
Goodwill	132.5
Deferred revenue	(5.1)
Net tangible assets	(0.1)
Restructuring reserve	(9.4)
	$198.5

In-process research and development represents incomplete Alias research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date and was recorded during fiscal 2006 as research and development expense on the Consolidated Statement of Income.

Customer relationships represent the underlying relationships and agreements with Alias's existing customers. Trade name represents the estimated fair value of the Alias trade name and trademarks. The $132.5 million of goodwill, the majority of which is not deductible for tax purposes, was assigned to the Media and Entertainment Segment ($79.5 million) and to the Manufacturing Solutions Division of the Design Solutions Segment ($53.0 million). During the second quarter of fiscal year 2007, Autodesk recorded an increase to goodwill of $11.5 million primarily related to an increase in deferred tax liabilities for book/tax intangible asset basis differences. During the third quarter of fiscal 2007, Autodesk recorded a reduction to goodwill of $1.7 million because actual costs incurred under the Alias Restructuring Plan was less than what the Company originally estimated at the time the acquisition was recorded. Goodwill represents excess of the purchase price over the fair value of the acquired net tangible and intangible assets.

The deferred revenue amount of $5.1 million represents the estimated fair value of the support obligations assumed from Alias in connection with this acquisition. As a result of the fair value determination in accordance with SFAS 141, Autodesk recorded an adjustment to reduce the carrying value of Alias' deferred revenue balance at the acquisition date by $12.0 million to $5.1 million. The support obligations assumed from Alias were fulfilled by the middle of fiscal 2008.

Autodesk management approved a restructuring plan directly resulting from the Alias acquisition and involving the elimination of employee positions, facilities and fixed assets of Alias ("Alias Restructuring Plan"). The total restructuring reserve established for this plan was reflected as an allocation item in the total purchase price consideration of the Alias acquisition. The Alias Restructuring Plan was established in accordance with EITF 95-3, and the total estimated cost of the Alias Restructuring Plan was originally $11.1 million. This plan involved termination of approximately 130 positions worldwide at an estimated cost for severance and outplacement of approximately $8.8 million. In addition, this plan also involves costs associated with exiting leased facilities and abandonment of certain assets of approximately $2.3 million. Autodesk completed the integration of Alias during the second quarter of fiscal 2007.

The following unaudited pro forma financial information summarizes the combined results of operations of Autodesk and Alias, on a pro forma basis, as though the companies had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the periods presented. The unaudited pro forma financial information in fiscal 2006 combines the historical financial results of Autodesk for the year ended January 31, 2006 and the historical financial results of Alias for the period from February 1, 2005 to January 9, 2006. Autodesk's Consolidated Statements of Income for fiscal year 2006 include Alias' financial results for the period from the acquisition date, January 10, 2006, through January 31, 2006. The pro forma financial information presented includes the business combination accounting effects of amortization charges from acquired intangible assets, stock-based compensation charges for unvested options assumed, an adjustment to reduce the carrying value of Alias' deferred balance, adjustments to depreciation on acquired property and related tax effects.

	Fiscal Year Ended January 31, 2006
	(unaudited)
Total net revenues	$1,632.2
Net income	329.4
Basic net income per share	1.44
Diluted net income per share	1.33

Other Acquisitions

In addition, during the year ended January 31, 2008, Autodesk completed seven other acquisitions, including Hanna Strategies Holdings, Inc. ("Hanna Strategies"), for approximately $83.7 million, net of cash acquired. Management's preliminary allocation of the purchase price consideration, based on a valuation of the acquired assets and liabilities, is as follows:

Other Acquisitions:	
Developed technologies (2.5 - 6.5 year useful life)	$12.8
Customer relationships (5.0 - 8.5 year useful life)	6.6
Trade name (2.5 - 4.0 year useful life)	0.5
In-process research and development	2.7
Goodwill	50.3
Net tangible assets	10.8
	$83.7

In-process research and development represents incomplete research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date. The total in-process research and development amount was recorded during fiscal 2008 in research and development on the Consolidated Statement of Income.

Customer relationships represent the underlying relationships and agreements with the acquirees' existing customers. Trade name represents the estimated fair value of the acquirees' trade names and trademarks. The $50.3 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is deductible for tax purposes.

Autodesk has not identified any material pre-acquisition contingencies where a liability is probable and the amount of the liability can be reasonably estimated. If information becomes available prior to the end of the purchase price allocation period that would indicate that such a liability is probable and that the amounts can be reasonably estimated, such liability would be included as an adjustment to the purchase price allocation.

Autodesk's acquisitions are accounted for under Statement of Financial Accounting Standards No. 141, "Business Combinations." Accordingly, the results of operations are included in the accompanying Consolidated Statements of Income since the acquisition date, and the related assets and liabilities were recorded based upon their fair values at the date of acquisition. Pro forma financial information has not been presented as their historical operations were not material to Autodesk's Consolidated Financial Statements.

Note 14. Related Parties

In April 2006, Autodesk acquired a 28% ownership in Hanna Strategies, a privately-held software development firm with operations in the U.S. and China, for cash consideration of $12.5 million. Autodesk also acquired an option to purchase the remaining 72% of Hanna Strategies at a price that approximates fair value. In January 2008, Autodesk acquired the remaining 72% of Hanna Strategies for $13.5 million, net of cash acquired. The original investment was accounted for under Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and Financial Accounting Standards Board Interpretation No. 35, "Criteria for Applying the Equity Method of Accounting for Investments in Common Stock." Accordingly, the carrying value of the investment was included in the Consolidated Balance Sheets under "Other assets" and was adjusted by Autodesk's ownership percentage of Hanna Strategies' results of operations and after the elimination of intercompany profit or loss.

Beginning from the date of Autodesk's initial 28% investment in Hanna Strategies in April 2006, through January 2, 2008, when Autodesk acquired the remaining 72% ownership interest, the Consolidated Statements of Income include 28% of Hanna Strategies' operating expenses in "Interest and other income, net:" see Note 8, "Interest and Other Income, net." Autodesk incurred approximately $38.3 million during fiscal 2008, $26.7 million during fiscal 2007, and $27.0 million during fiscal 2006 for consulting services and purchased in-process technology from Hanna Strategies, which were included in "Research and Development." The in-process technologies purchased were recorded as expense as of the date the technologies were delivered as they had not yet reached technological feasibility and had no alternative future use as stand-alone products.

Effective with the acquisition of the remaining 72% ownership interest of Hanna Strategies, Autodesk consolidated Hanna Strategies and accounted for the acquisition as a step acquisition in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." Autodesk has incorporated the business of Hanna Strategies into its Design Solutions segment.

Note 15. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for fiscal 2008 and 2007 is as follows:

2008	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year
Net revenue:					
License and other	$383.2	$393.6	$395.8	$446.0	$1,618.6
Maintenance	125.3	132.3	142.6	153.1	553.3
Total net revenue	508.5	525.9	538.4	599.1	2,171.9
Costs and expenses:					
Cost of license and other revenue	50.4	49.6	49.7	48.6	198.3
Cost of maintenance revenue	2.2	2.3	1.9	2.2	8.6
Marketing and sales	192.5	198.8	208.9	242.5	842.7
Research and development	114.7	114.9	123.2	132.5	485.3
General and administrative	47.3	45.8	49.1	49.2	191.4
Total costs and expenses	407.1	411.4	432.8	475.0	1,726.3
Income from operations	101.4	114.5	105.6	124.1	445.6
Interest and other income, net	9.8	3.4	4.4	6.8	24.4
Income before income taxes	111.2	117.9	110.0	130.9	470.0
Income tax (provision) benefit	(27.9)	(26.3)	(25.2)	(34.4)	(113.8)
Net income	$ 83.3	$ 91.6	$ 84.8	$ 96.5	$ 356.2
Basic net income per share	$ 0.36	$ 0.40	$ 0.37	$ 0.42	$ 1.55
Diluted net income per share	$ 0.34	$ 0.38	$ 0.35	$ 0.40	$ 1.47
Shares used in computing basic net income per share	231.2	230.3	229.4	230.2	230.3
Shares used in computing diluted net income per share	243.8	243.0	239.9	239.4	242.0

2007	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year
Net revenue:					
License and other	$349.4	$345.5	$346.3	$374.7	$1,415.9
Maintenance	86.6	104.1	110.5	122.7	423.9
Total net revenue	436.0	449.6	456.8	497.4	1,839.8
Costs and expenses:					
Cost of license and other revenue	47.5	53.6	54.5	52.3	207.9
Cost of maintenance revenue	2.4	2.2	1.8	2.3	8.7
Marketing and sales	170.4	167.5	177.1	181.1	696.1
Research and development	99.4	98.0	108.9	100.0	406.3
General and administrative	57.0	26.2	45.9	42.0	171.1
Total costs and expenses	376.7	347.5	388.2	377.7	1,490.1
Income from operations	59.3	102.1	68.6	119.7	349.7
Interest and other income, net	3.5	2.8	6.0	4.5	16.8
Income before income taxes	62.8	104.9	74.6	124.2	366.5
Income tax (provision) benefit	(14.3)	(18.1)	(16.6)	(27.8)	(76.8)
Net income	$ 48.5	$ 86.8	$ 58.0	$ 96.4	$ 289.7
Basic net income per share	$ 0.21	$ 0.38	$ 0.25	$ 0.42	$ 1.26
Diluted net income per share	$ 0.20	$ 0.36	$ 0.24	$ 0.40	$ 1.19
Shares used in computing basic net income per share	230.3	230.5	230.9	231.2	230.7
Shares used in computing diluted net income per share	244.7	243.1	242.0	243.9	243.2

Results for the first, second, third and fourth quarters of fiscal 2008 include amortization of acquisition-related intangibles of $4.0 million, $5.1 million, $8.0 million and $8.6 million, respectively. During the first and fourth quarters of fiscal 2008, Autodesk recorded $12.0 million and $1.7 million, respectively, of employee tax expense related to its voluntary review of historical stock option grant practices. Autodesk also recognized an income tax benefit of $2.1 million during the third quarter of fiscal 2008 from prior year audit closures.

Results for the first quarter of fiscal 2007 include expense of $16.8 million resulting from an increase in a reserve for a potential loss contingency under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," related to a patent infringement lawsuit. During the second quarter, Autodesk reversed $13.0 million of reserves previously accrued, as better information was obtained related to the loss contingency. In addition, results for the first, second, third and fourth quarters of fiscal 2007 also include amortization of acquisition-related intangibles of $3.2 million, $3.5 million, $3.5 million and $4.1 million, respectively. Autodesk reversed previously accrued income tax reserves and recognized a non-recurring income tax benefit of $8.9 million during the second quarter of fiscal 2007 as a result of the conclusion of a review by the Internal Revenue Service. Autodesk also recognized an income tax benefit of $5.6 million during the fourth quarter of fiscal 2007 from the reinstatement of the Federal research and development credit through the passage of the Tax Relief and Health Care Act of 2006 by Congress, which resulted in retroactive application of this credit to January 1, 2006.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Autodesk, Inc.

We have audited the accompanying consolidated balance sheets of Autodesk, Inc., as of January 31, 2008 and 2007 and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended January 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autodesk, Inc. at January 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1, "Business and Summary of Significant Accounting Policies," and Note 3, "Income Taxes," in the Notes to the Consolidated Financial Statements, Autodesk, Inc. changed its method of accounting for stock-based compensation as of February 1, 2006, and its method of accounting for uncertain tax positions as of February 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Autodesk, Inc.'s internal control over financial reporting as of January 31, 2008 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
March 27, 2008

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Autodesk, Inc.

We have audited Autodesk, Inc.'s internal control over financial reporting as of January 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autodesk, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Autodesk, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autodesk, Inc. as of January 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2008 of Autodesk, Inc. and our report dated March 27, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
March 27, 2008

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to Autodesk's management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended January 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework*. Our management has concluded that, as of January 31, 2008, our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our independent registered public accounting firm, Ernst & Young, LLP, has issued an audit report on our internal control over financial reporting, which is included in Item 8 herein.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Autodesk have been detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Report because the Registrant will file a definitive proxy statement pursuant to Regulation 14A for Registrant's Annual Meeting of Stockholders to be held June 12, 2008, not later than 120 days after the end of the fiscal year covered by this Report (the "Proxy Statement") and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal One—Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance—Corporate Governance Guidelines and Code of Business Conduct" and "Corporate Governance—Board Meetings and Board Committees" in our Proxy Statement. Information regarding the Registrant's executive officers is set forth at the end of Item 1 of Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the section entitled "Executive Compensation," in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management," and "Executive Compensation—Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the section entitled "Certain Relationships and Related Party Transactions" and "Corporate Governance—Independence of the Board of Directors" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal Two—Principal Accounting Fees and Services," and "Proposal Two—Pre-Approval of Audit and Non-Audit Services" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. *Financial Statements*: The information concerning Autodesk's financial statements, and Report of Ernst & Young LLP, Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Report in Item 8, entitled "Financial Statements and Supplementary Data."

2. *Financial Statement Schedule*: The following financial statement schedule of Autodesk, Inc., for the fiscal years ended January 31, 2008, 2007 and 2006, is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements of Autodesk, Inc.

Schedule II Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits*: See Item 15(b) below. We have filed, or incorporated into this Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(b) Exhibits:

We have filed, or incorporated into the Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(c) Financial Statement Schedules: See Item 15(a), above.

ITEM 15(A)(2) FINANCIAL STATEMENT SCHEDULE II

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses or Revenues	Deductions and Write-Offs	Balance at End of Year
Fiscal year ended January 31, 2008				
Allowance for doubtful accounts	$ 9.9	$ (0.6)	$ 1.5	$ 7.8
Product returns reserves	18.2	46.8	50.6	14.4
Restructuring	6.0	1.3	1.2	6.1
Fiscal year ended January 31, 2007				
Allowance for doubtful accounts	$ 8.2	$ 2.1	$ 0.4	$ 9.9
Product returns reserves	14.2	57.1	53.1	18.2
Restructuring	13.5	2.3	9.8	6.0
Fiscal year ended January 31, 2006				
Allowance for doubtful accounts	$ 7.2	$ 1.6	$ 0.6	$ 8.2
Product returns reserves	18.0	38.3	42.1	14.2
Restructuring	13.1	11.1	10.7	13.5

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTODESK, INC.

By: /s/ CARL BASS

Carl Bass
Chief Executive Officer and President

Dated: March 28, 2008

2008 Annual Report

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carl Bass and Alfred J. Castino as his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities as of March 28, 2008.

Signature	Title
/s/ CARL BASS Carl Bass	Chief Executive Officer and President (Principal Executive Officer)
/s/ ALFRED J. CASTINO Alfred J. Castino	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ ANDREW D. MILLER Andrew D. Miller	Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ CAROL A. BARTZ Carol A. Bartz	Executive Chairman of the Board
/s/ MARK A. BERTELSEN Mark A. Bertelsen	Director
/s/ CRAWFORD W. BEVERIDGE Crawford W. Beveridge	Director
/s/ J. HALLAM DAWSON J. Hallam Dawson	Director
/s/ MIKE FISTER Mike Fister	Director
/s/ PER-KRISTIAN HALVORSEN Per-Kristian Halvorsen	Director
/s/ SEAN MALONEY Sean Maloney	Director
/s/ BETSEY NELSON Betsey Nelson	Director
/s/ CHUCK ROBEL Chuck Robel	Director

Signature	Title
/s/ LARRY W. WANGBERG Larry W. Wangberg	Director
/s/ STEVEN M. WEST Steven M. West	Director

Index to Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated October 4, 2005 by and among Registrant, Maytag Acquisition Corporation, Alias Systems Holdings Inc., Accel-KKR Company, LLC and Ontario Teachers' Pension Plan Board *(incorporated by reference to Exhibit 2.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005)*
3.1	Amended and Restated Certificate of Incorporation of Registrant *(incorporated by reference to Exhibit 3.1 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006)*
3.2	Bylaws of Registrant, as amended *(incorporated by reference to Exhibit 3.1 filed with the Registrant's Current Report on Form 8-K filed on December 10, 2007)*
10.1*	Registrant's 1996 Stock Plan *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005)*
10.2*	Registrant's 1996 Stock Plan Forms of Agreement *(incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005)*
10.3*	Registrant's 1998 Employee Qualified Stock Purchase Plan, as amended *(filed herewith)*
10.4*	Registrant's 1998 Employee Qualified Stock Purchase Plan Forms of Agreement *(incorporated by reference to Exhibit 10.2 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005)*
10.5*	Registrant's 2000 Directors' Option Plan *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on November 15, 2005)*
10.6*	Registrant's 2000 Directors' Option Plan Forms of Agreements *(incorporated by reference to Exhibit 10.6 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006)*
10.7*	Registrant's 2006 Employee Stock Plan *(incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on November 15, 2005)*
10.8*	Registrant's 2006 Employee Stock Plan Forms of Agreement *(incorporated by reference to Exhibit 10.8 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006 and Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on June 20, 2007)*
10.9*	Text of amendment to certain stock option agreements *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on September 22, 2007)*
10.10*	Form of Promise to make Cash Payment and Option Amendment (U.S. Employees) *(incorporated by reference to Exhibit 99.1 filed with the Registrant's Current Report on Form 8-K filed on July 27, 2007)*
10.11*	Form of Promise to make Cash Payment and Option Amendment (Canadian Employees) *(incorporated by reference to Exhibit 99.2 filed with the Registrant's Current Report on Form 8-K filed on July 27, 2007)*
10.12*	Executive Incentive Plan *(incorporated by reference to Exhibit 10.13 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006)*
10.13*	Participants, target awards and payout formulas for fiscal year 2008 under the Registrant's Executive Incentive Plan *(incorporated by reference to Item 5.02 of the Registrant's Current Report on Form 8-K filed on March 28, 2007)*

Exhibit No.	Description
10.14*	Registrant's 2005 Non-Qualified Deferred Compensation Plan *(incorporated by reference to Exhibit 10.14 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005)*
10.15*	Executive Change in Control Program, as amended *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on April 6, 2006)*
10.16*	Description of annual cash compensation paid to non-employee directors *(incorporated by reference to Item 1.01 of the Registrant's Current Report on Form 8-K filed on June 14, 2006)*
10.17*	Form of Indemnification Agreement executed by Autodesk and each of its officers and directors *(incorporated by reference to Exhibit 10.8 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005)*
10.18*	Employment Agreement between Registrant and Carol A. Bartz dated January 19, 2007 *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on January 25, 2007)*
10.19*	Employment Agreement between Registrant and Carl Bass dated January 19, 2007 *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on December 20, 2006)*
10.20	Office Lease between Registrant and the J.H.S. Trust for 111 McInnis Parkway, San Rafael, CA, as amended *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2004)*
10.21	Credit Agreement between Registrant and CITIBANK, N.A. dated as of August 30, 2005 *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on August 23, 2007)*
21.1	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)
24.1	Power of Attorney (contained in the signature page to this Annual Report)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Denotes a management contract or compensatory plan or arrangement.

Board of Directors

Carol A. Bartz
Executive Chairman of the Board

Carl Bass
Chief Executive Officer and President

Mark A. Bertelsen
Senior Partner
Wilson Sonsini Goodrich & Rosati, Professional Corporation
Attorneys-at-Law

Crawford W. Beveridge
Executive Vice President and Chairman
EMEA, APAC and the Americas
Sun Microsystems, Inc.

J. Hallam Dawson
Chairman of the Board
IDI Associates

Michael J. Fister*
Chief Executive Officer and President
Cadence Design Systems, Inc.

Per-Kristian Halvorsen
Chief Technology Officer and Senior Vice President
Intuit, Inc.

Sean M. Maloney
Executive Vice President, General Manager, Sales and Marketing Group, Chief Sales and Marketing Officer
Intel Corporation

Elizabeth A. Nelson
Independent Consultant

Charles J. Robel
Chairman of the Board
McAfee, Inc.

Larry W. Wangberg*
Independent Business Consultant

Steven M. West
Founder and Partner
Emerging Company Partners, LLC

Executive Officers

Carl Bass
Chief Executive Officer and President

Carol A. Bartz
Executive Chairman of the Board

George M. Bado
Executive Vice President, Worldwide Sales and Services

Jan Becker
Senior Vice President, Human Resources and Corporate Real Estate

Jay Bhatt
Senior Vice President of Architecture, Engineering & Construction

Chris Bradshaw
Senior Vice President, Worldwide Marketing

Alfred J. Castino
Senior Vice President and Chief Financial Officer

Moonhie Chin
Senior Vice President, Strategic Planning & Operations

Pascal W. Di Fronzo
Senior Vice President, General Counsel & Secretary

Amar Hanspal
Senior Vice President, Platform Solutions & Emerging Business

Robert Kross
Senior Vice President, Manufacturing Solutions Division

Marc Petit
Senior Vice President, Media & Entertainment

Corporate Headquarters

Worldwide Headquarters
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903
USA

Asia Pacific Headquarters
Autodesk Asia PTE Ltd.
391B Orchard Road #12-06
Ngee Ann City, Tower B
Singapore 238874
Singapore

European Headquarters
Autodesk Development Sàrl
Rue du Puits-Godet-6
Case Postale 35
Neuchatel CH-2002
Switzerland

Legal Counsel

Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
USA

Transfer Agent

Computershare Inc.
250 Royall Street
Canton, MA 02021
USA

Independent Registered Public Accounting Firm

Ernst & Young, LLP
303 Almaden Boulevard
San Jose, CA 95110
USA

---

* Messrs. Fister and Wangberg have each informed the Board of Directors that they will not seek re-election at the 2008 Annual Meeting of Stockholders

Notice of Annual Meeting
Autodesk, Inc. 111 McInnis Parkway, San Rafael, CA 94903, USA, June 12, 2008, 2:00 p.m. Pacific Time

Investor Relations

For more information, including copies of this annual report free of charge, write to us at: Investor Relations Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903, USA; Phone us at: 415-507-6705; investor.relations@autodesk.com., or visit our website at: www.autodesk.com

END

Autodesk®

111 McInnis Parkway
San Rafael, California
94903


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